Filed pursuant to Rule 424(b)(4)
Registration No. 333-86390.

PROSPECTUS

5,555,556 Shares

COSÍ

Common Stock

The Underwriters have an option to purchase a maximum of 833,333 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See "Risk Factors" on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$7.00	$38,888,892
Underwriting Discount	$0.49	$ 2,722,222
Proceeds, before expenses, to us	$6.51	$36,166,670

Delivery of the shares of common stock will be made on or about November 27, 2002.

William Blair & Company

The date of this prospectus is November 21, 2002

COSÍ

A neighborhood American Café

COSÍ
CATERING

Open sunrise to sunset, Cosí Downtowns serve bustling central business districts

COSÍ
COSÍ
COSÍ

Open wake-up call to last call, Cosí restaurants serve city and town centers, college campuses, and suburbs!

Friendly, personalized service

COSÍ
SANDWICH BAR

"I love to take care of our customers. There's something about when a customer tastes something I made and smiles with delight."

-Jason Casiano, Pizza Artist

C O

The Captain's C
Apple

Hot caramel app
Captain Morgan
Rum, and whippe

Visit us in....

- Connecticut
- Illinois
- Maryland
- Massachusettes
- Michigan
- New Jersey
- New York
- Ohio
- Pennsylvania
- Virginia
- Washington, DC
- Wisconsin

Signature crackly c
an

Creative and Cosí products

Cosí Vanilla Latte
Made with rich espresso and frothy steamed milk.

Squagels®
Made with Cosí bread and baked in our ovens every morning.

The Cosí Sandwich
Our famous sandwiches are made with fresh Cosí bread, a warm pocket for our sandwich ingredients.

Arctic Fruit Smoothies
Refreshing, fruity, and fat-free frozen blended drinks.

Cosí Pizza Pie
Our 11-inch pizzas are made with a thin and crispy Cosí bread crust.

aramel
e Cider
ple cider,
n® Spiced
d cream.

Cosí S'mores
The campfire favorite brought to your table! We supply the marshmallows, you do the melting.

crust flatbread
d rich Cosí coffee!

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
PRICING OF THIS OFFERING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
REPORT OF INDEPENDENT AUDITORS
COSI, INC. CONSOLIDATED BALANCE SHEETS
COSI, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 3, 2000, January 1, 2001 and December 31, 2001

      You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

Until December 16, 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

      Except as otherwise indicated or required by the context, all information in this prospectus assumes (i) no exercise of outstanding options to purchase 3,365,144 shares of common stock issued under the Cosí, Inc. Stock Incentive Plan, Cosí Sandwich Bar, Inc. Incentive Stock Option Plan and our Non-Employee Director Stock Option Plan, of which 1,532,533 were exercisable within 60 days of November 15, 2002 at a weighted average exercise price of $8.76; (ii) no exercise of warrants to purchase (a) 108,665 shares of our common stock at $0.01 per share; (b) 1,553,670 shares of our common stock at $6.00 per share; (c) 33,279 shares of our common stock at $14.88 per share; (d) 2,526 shares of our common stock at $16.63 per share; and (e) up to 930,000 shares of our common stock at $6.00 per share which we may issue in connection with our senior secured credit facility; (iii) no exercise of the underwriters’ over-allotment option to purchase up to 833,333 additional shares of our common stock; and (iv) the conversion of all outstanding shares of our Series A and Series C preferred stock into 6,467,751 shares of our common stock. All outstanding shares of our preferred stock will be converted immediately upon consummation of this offering. Additionally, except as otherwise indicated, all information in this prospectus reflects a 1.75 to 1 reverse stock split of our common stock effectuated on June 4, 2002.

COSÍ, INC.

      We own and operate 83 fast casual restaurants in 11 states and the District of Columbia. Our Cosí restaurants are all-day cafés that feature signature bread and coffee products in an environment we adjust appropriately throughout the day. Our Cosí restaurants offer breakfast, lunch, afternoon coffee, dinner, and dessert menus full of creative, cravable foods and beverages. From Cosí Squagels® (square bagels made from Cosí bread) to our award-winning sandwiches and pizzas, we have developed featured foods that are built around our secret, generations-old recipe for crackly crust flatbread. These products are freshly baked in front of our customers throughout the day in open flame stone hearth ovens prominently located in each of our restaurants. Our coffees are freshly brewed and expertly prepared by our baristas and bartenders. Our coffee beverages range from simple Cosí brews and traditional lattes to our innovative Double Oh Arctic Mochas and specialty coffee cocktails, featuring the Mocha Kiss®. We offer friendly and attentive service in a warm and inclusive atmosphere. Our vision is to become America’s favorite café by giving every customer something to look forward to in their day.

      We operate our restaurants in two formats: Cosí and Cosí Downtown. All of our restaurants offer breakfast, lunch and afternoon coffee in a counter service format. After 5 p.m., our Cosí restaurants add table service and offer dinner and dessert in a casual dining format. All of our restaurants are designed to be welcoming and comfortable, featuring oversized sofas, chairs and tables, and faux painted walls. The atmosphere of Cosí is appropriately managed for each daypart by changing the music, both style and volume, and lighting throughout the day. Our restaurants are located in a wide range of markets and trade areas, including business districts and residential communities in both urban and suburban locations.

      Cosí was created through the October 1999 merger of two restaurant concepts, Cosí Sandwich Bar, Inc. and Xando, Incorporated. Each company served a similar customer, but focused on different parts of the day. Over the last two years during the development of our concept, we added Cosí Sandwich Bar products to the Xando Coffee and Bar five daypart platform. We believe we have created a restaurant concept that satisfies our customers’ needs from Wake Up Call to Last Call®. In 2001, Restaurant Hospitality Magazine selected Cosí as one of America’s Premier Concepts of Tomorrow.

Concept and Business Strategy

      Our objective is to build a nationwide system of distinctive restaurants that generate attractive unit economics by appealing to a broad range of customers across five dayparts: breakfast, lunch, afternoon coffee, dinner and dessert. Inherent in this objective is our ability to leverage our core competencies in both bread and coffee by offering creative, cravable products during each daypart, reinforcing the Cosí brand and creating a loyal customer base. To achieve this objective, we intend to utilize the following strategies:

      Build Awareness of the Cosí Brand. We believe that the Cosí name has achieved substantial brand equity among our customers and has become well known within our markets for our signature bread and coffee products, most notably, our award winning crackly crust flatbread, the foundation of every Cosí sandwich.

      Provide a Menu Offering Full of Creative, Cravable Foods and Beverages. We offer proprietary bread and coffee products for all five dayparts. All of our signature bread products are made from scratch on the premises in front of the customer and baked fresh in our open flame stone hearth oven all day. We believe that our extensive café menu of cravable proprietary products distinguishes us from our competition.

      Capitalize on Proven Multiple Daypart Model. By operating in multiple dayparts, we are able to maximize revenues and leverage both development and operating costs. We select sites that experience strong traffic in at least three of five dayparts. Additionally, as we continue to enhance our product offering in each daypart, our new restaurant average unit volumes have significantly increased.

      Operate in Multiple Real Estate Paradigms. Our restaurants are located in a wide range of markets and trade areas, which include business districts and residential communities in both urban and suburban locations. We believe that this demonstrates the flexibility of our restaurant designs and the appeal of our concept to a wide variety of consumers.

      Provide a High Level of Customer Service. We recognize that a key to a positive customer experience is the customer’s interaction with our employees, or partners. We dedicate significant time and resources to our partners’ experience through our “Life of the Partner” program to focus on every aspect of a partner’s development with us, from sourcing, selection and hiring to orientation, training, continuing education, performance evaluation and promotion.

      Leverage our Infrastructure. We have a deep management infrastructure led by seasoned professionals from both the retail and the restaurant industries. We believe that this management team, combined with our founder driven culture, provides us with the right chemistry and experience to execute our growth plans. In addition, we have made a substantial investment in an application service provider model, for the management of our information systems, that allows us to maintain advanced technology without the need to continually re-invest in infrastructure and personnel.

Growth

      We believe that there are significant opportunities to expand our concept and brand on a nationwide basis. In addition to new restaurant growth, we believe that we will increase average unit volumes through the launch of new menu segments, product innovations and catering sales. We have incurred net losses of approximately $114 million through September 30, 2002, the majority of which has been incurred over the last three years during the refinement of our restaurant concept. Although there can be no assurance that we will be able to secure our targeted real estate locations or that our revenue and profits will meet our projected goals, we intend to focus on the following growth strategies to achieve our goals:

      New Unit Growth. The addition of new restaurants has been our primary source of growth historically and we anticipate that it will be the primary source of growth in the near term. We believe that we have adopted a manageable growth strategy and intend to develop many of our new restaurants in our existing markets, and selectively enter new markets, to gain operational efficiencies, enhance convenience for our customers and increase brand awareness. We do not utilize a commissary system and thus our expansion is not restricted by geographic proximity to commissary kitchens. Our site selection criteria is flexible and allows us to adapt to a wide variety of real estate paradigms including central business districts, urban and suburban residential locations and suburban shopping centers. We plan to open approximately 25 new restaurants during fiscal 2002, and approximately 53 to 59 new restaurants in fiscal 2003 (some of which may require additional financing). We expect the majority of our restaurants to be opened in the future will be in the Cosí all-day format.

      Increased Average Unit Volumes. We plan to increase sales at our restaurants by expanding our food and beverage selections, leveraging each of the five dayparts: breakfast, lunch, afternoon coffee, dinner and dessert. We maintain a pipeline of new menu segments and product launches which are systematically introduced in order to keep our product offerings relevant to consumers in each daypart, drive customer frequency and increase our average check. Additionally, our catering provides us with an additional channel for growth outside of the four walls of the restaurant. With the implementation of this strategy, our new restaurant average unit volumes have significantly increased. During 2001, despite the negative impact of September 11th across all of our restaurants, average sales for restaurants opened from 1994 to 1999 were approximately $1,040,000 and average sales for restaurants opened in 2000 were approximately $1,400,000.

      Our principal executive offices are located at 242 West 36th Street, New York, New York 10018 and our telephone number is (212) 653-1600. Our web site address is http://www.getcosi.com. Information on our web site is not a part of this prospectus.

THE OFFERING

Common stock offered:

By Cosí, Inc.	5,555,556 shares

Common stock to be outstanding after the offering	16,568,784 shares

Use of proceeds	We will receive approximately $33.7 million in net proceeds in this offering, based on the initial public offering price of $7.00 per share, and after deducting estimated underwriting discounts and estimated offering expenses. We intend to use the proceeds for:

• the development of new restaurants;

• prepayment of our outstanding 13% senior subordinated notes; and

• the retirement of our outstanding 12% senior secured notes.

See “Use of Proceeds” for more information regarding our planned use of the net proceeds from this offering.

Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.

Nasdaq National Market symbol	COSI

      The number of outstanding shares shown above is based on shares outstanding as of September 30, 2002, excludes the redemption of fractional shares for cash in connection with the 1.75 to 1 reverse stock split and the conversion of our Series A and Series C preferred stock, and excludes 3,365,144 shares of common stock issuable upon exercise of stock options outstanding under the Cosí, Inc. Stock Incentive Plan, Cosí Sandwich Bar, Inc. Incentive Stock Option Plan and our Non-Employee Director Stock Option Plan as of September 30, 2002, of which 1,532,533 are exercisable within 60 days of November 15, 2002 and excludes warrants to purchase (i) 108,665 shares of our common stock at an exercise price of $.01 per share, (ii) 1,553,670 shares of our common stock at an exercise price of $6.00 per share, (iii) 33,279 shares of our common stock at an exercise price of $14.88 per share, (iv) 2,526  shares of our common stock at an exercise price of $16.63 per share; and (v) 930,000 shares of our common stock at an exercise price of $6.00 per share which we may issue in connection with our senior secured credit facility.

      We own or have rights to various trademarks and trade names used in our business. These include Cosí®, Cosí DowntownTM, Squagels®, Mocha Kiss®, Wake Up Call to Last Call®, Cosí CornersTM, Warm n’ Cosí MeltsTM, Screamers®, Cosí-dillasTM, and our sun and moon logo®. Oreo® is a registered trademark of Nabisco, Inc. and Captain Morgan® Spiced Rum is a registered trademark of Joseph E. Seagram & Sons, Inc.

SUMMARY FINANCIAL DATA

      The following table shows our summary historical financial data as, at and for the periods indicated. You should read this Summary Financial Data together with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. Our fiscal year ends on the Monday closest to December 31. Fiscal years 1999, 2000 and 2001 ended on January 3, 2000, January 1, 2001 and December 31, 2001, respectively. Fiscal year 1999 contained 53 weeks and fiscal years 2000 and 2001 each contained 52 weeks.

				Nine Months Ended
	Fiscal Year
				October 1,	September 30,
	1999	2000	2001	2001	2002

		(Audited)
				(Unaudited)

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$37,262.2	$51,222.8	$70,184.1	$52,536.6	$61,057.4
Costs and expenses:
Cost of goods sold	10,838.5	13,844.0	18,791.7	13,894.6	16,360.5
Restaurant operating expenses	22,236.2	32,172.9	45,114.5	33,547.0	36,654.1

Total costs of sales	33,074.7	46,016.9	63,906.2	47,441.6	53,014.6

General and administrative expenses	14,024.3	14,774.2	18,361.5	12,798.1	12,899.6
Depreciation and amortization	3,155.2	6,158.1	6,690.0	5,391.7	4,147.9
Restaurant pre-opening expenses	661.4	1,409.5	1,438.8	981.5	939.8
Provision for losses on asset impairments and disposals	4,208.7	5,847.5	8,486.3	1,652.3	7.3
Merger costs and related expenses	8,958.7	—	—	—	—
Lease termination costs	3,437.1	477.3	6,410.7	2,225.3	—
Stock compensation	4,512.6	—	—	—	—

Operating income (loss)	(34,770.5)	(23,460.7)	(35,109.4)	(17,953.9)	(9,951.8)

Other income (expense):
Interest income	478.6	441.4	340.5	313.5	82.3
Interest expense	(206.1)	(210.7)	(654.4)	(320.2)	(1,158.8)
Other income (expense)	—	—	—	—	380.4

Total other income (expense), net	272.5	230.7	(313.9)	(6.7)	(696.1)

Net income (loss)	(34,498.0)	(23,230.0)	(35,423.3)	(17,960.6)	(10,647.9)
Preferred stock dividends	(2,561.3)	(4,219.7)	(6,678.1)	(4,788.1)	(6,776.8)

Net income (loss) attributable to common stockholders	$(37,059.3)	$(27,449.7)	$(42,101.4)	$(22,748.7)	(17,424.7)

Net income (loss) per common share:
Basic and diluted	$(8.79)	$(6.09)	$(9.34)	$(5.05)	$(3.84)

Shares used in computing net income (loss) per common share (in thousands)
Basic and diluted	4,215	4,504	4,507	4,506	4,536

Pro Forma Data (a):
Net income (loss) attributable to common stockholders			$(35,423.3)		$(10,647.9)

Net income (loss) per common share:
Basic and diluted			$(3.77)		$(0.99)
Shares used in computing net income (loss) per common share (in thousands)
Basic and diluted			9,401		10,714

				Nine Months Ended
	Fiscal Year
				October 1,	September 30,
	1999	2000	2001	2001	2002

		(Audited)
				(Unaudited)

	(in thousands, except per share data)
Selected Statement of Cash Flow Data:
Cash flow from operating activities	$(8,539.7)	$(8,539.1)	$(12,299.5)	$(10,681.5)	$(7,799.7)
Cash flow from investing activities	(14,742.3)	(18,347.7)	(20,350.6)	(14,347.8)	(12,248.4)
Cash flow from financing activities	23,773.2	24,964.0	32,056.8	22,272.8	18,972.5

Selected Operating Data:
Restaurants open at end of period	36	52	67	61	79

	As of September 30, 2002

	Actual	Pro Forma (a)	As Adjusted (b)

	(Unaudited)

	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$3,393.9	$3,393.9	$27,823.2
Total assets	48,178.7	48,178.7	68,756.4
Total debt and capital lease obligations	10,027.7	10,027.7	2,019.8
Mandatorily redeemable preferred stock	118,305.7	—	—
Total common stockholders’ equity (deficit)	(101,500.5)	16,805.2	45,390.8

(a)	Reflects the conversion of all outstanding Series A and Series C preferred stock.

(b)	Reflects (i) this offering, (ii) the prepayment of all of our outstanding 13% senior subordinated notes and the retirement of our outstanding 12% senior secured notes with a portion of the proceeds of this offering and (iii) the recording of $5,081 of loss on extinguishment of debt.

RISK FACTORS

      You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should refer to the information set forth in this prospectus and our financial statements and the related notes included elsewhere in this prospectus.

Risks Particular to Cosí

If we are unable to achieve our rapid growth strategy our business could be materially adversely affected.

      We are planning a rapid growth strategy which will depend on our ability to open new restaurants on a timely and profitable basis. We have experienced delays in restaurant openings from time to time, we may experience delays in the future and we cannot assure you that we will be able to achieve our expansion goals. Any inability to implement our growth strategy could materially adversely affect our business, financial condition, operating results or cash flows. Our ability to expand successfully will depend on a number of factors, some of which are beyond our control, including:

•	identification and availability of suitable restaurant sites;

•	competition for restaurant sites;

•	negotiation of favorable leases;

•	management of construction and development costs of new restaurants;

•	securing required governmental approvals and permits;

•	recruitment of qualified operating personnel;

•	competition in new markets; and

•	general economic conditions.

      In addition, we contemplate entering new markets in which we have no operating experience. These new markets may have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful in these new markets than in our existing markets.

Any inability to manage our growth effectively could materially adversely affect our operating results.

      Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. We have increased the number of our restaurants from 36 restaurants as of December 31, 1999 to 83 restaurants currently. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business and operating results could be materially adversely impacted.

You should not rely on past increases in our average unit volumes as an indication of our future results of operations because they may fluctuate significantly.

      A number of factors have historically affected, and will continue to affect, our average sales, including, among other factors:

•	introduction of new menu items;

•	unusually strong initial sales performance by new restaurants;

•	competition;

•	general regional and national economic conditions;

•	consumer trends; and

•	our ability to execute our business strategy effectively.

      It is not reasonable to expect our average unit volumes to increase at rates achieved over the past several years. Changes in our average sales results could cause the price of our common stock to fluctuate substantially.

We have a limited operating history and we may be unable to achieve profitability.

      The first Xando Coffee and Bar was opened in October 1994 and the first Cosí Sandwich Bar was opened in February 1996. We are currently operating 83 restaurants, 20 of which have been open for less than one year. Accordingly, you have limited information with which to evaluate our business and prospects. As a result, forecasts of our future revenues, expenses and operating results may not be as accurate as they would be if we had a longer history of operations and of combined operations. Since we were formed, we have incurred net losses of approximately $114 million through September 30, 2002, primarily due to new restaurant opening expenses, impairment charges, the cost of our merger in 1999 and the costs of hiring senior management to develop and implement our expansion strategy. We intend to continue to expend significant financial and management resources on the development of additional restaurants. We cannot predict whether we will be able to achieve or sustain revenue growth, profitability or positive cash flow in the future. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the financial statements included in this prospectus for information on the history of our losses.

Our restaurants are currently concentrated in the Northeastern and Mid-Atlantic regions of the United States, particularly in the New York City area. Accordingly, we are highly vulnerable to negative occurrences in these regions.

      We currently operate 60 restaurants in Northeastern and Mid-Atlantic states, of which 26 are located in the New York City area and 16 of which are located in New York Central Business Districts. As a result, we are particularly susceptible to adverse trends and economic conditions in these areas. In addition, given our geographic concentration, negative publicity regarding any of our restaurants could have a material adverse effect on our business and operations, as could other regional occurrences impacting the local economies in these markets.

Our operations depend on governmental licenses and we may face liability under “dram shop” statutes.

      We are subject to extensive federal, state and local government regulations, including regulations relating to alcoholic beverage control, the preparation and sale of food, public health and safety sanitation, building, zoning and fire codes. Our business depends on obtaining and maintaining required food service and/or liquor licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. In addition, our sale of alcoholic beverages subjects us to “dram shop” statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. Although we take significant precautions to ensure that all employees are trained in the responsible service of alcohol and maintain insurance policies in accordance with all state regulations regarding the sale of alcoholic beverages, the misuse of alcoholic beverages by customers may create considerable risks for us. If we are the subject of a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, operating results or cash flows could be materially and adversely affected. See “Business — Government Regulation” for a discussion of the regulations with which we must comply.

Our restaurant expansion strategy focuses primarily on further penetrating existing markets. This strategy can cause sales in some of our existing restaurants to decline, which could result in restaurant closures.

      In accordance with our expansion strategy, we intend to open new restaurants primarily in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the sales performance and customer counts for restaurants near the area in which a new restaurant opens may decline due to cannibalization, which could result in restaurant closures.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

      We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, and proprietary rights to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which might cause us to incur significant litigation costs and could harm our image or our brand or competitive position.

      To date, we have not been notified that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results may fluctuate and could fall below expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price.

      Our quarterly and yearly results have varied in the past, and we believe that our quarterly operating results will vary in the future. Factors such as seasonality, inclement weather, and unanticipated increases in labor, commodity, energy, insurance or other operating costs may cause our quarterly results to fluctuate. For this reason, you should not rely upon our quarterly operating results as indications of future performance.

     We may need additional capital in the future and it may not be available on acceptable terms.

      The development of our business may require significant additional capital in the future to, among other things, fund our operations, expand the range of services we offer and finance future acquisitions and investments. We have historically relied upon private sales of our equity and debt instruments to fund our operations. There can be no assurance, however, that these sources of financing, or alternative sources will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions or additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

Risks Relating to the Food Service Industry

     Our business is affected by changes in consumer preferences and discretionary spending.

      Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our restaurants or cuisine, our inability to develop new menu items that appeal to consumers, or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the terrorist attacks on the United States and the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

     Our success depends on our ability to compete with many food service businesses.

      The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. We compete with other sandwich retailers, specialty coffee retailers, bagel shops, fast-food restaurants, delicatessens, cafés, bars, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the five dayparts (breakfast, lunch, afternoon coffee, dinner and dessert), ranging from coffee bars and bakery cafes to casual dining chains. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our sales and profit margins.

      Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. We also compete with other employers in our markets for hourly workers and may be subject to higher labor costs.

     Fluctuations in coffee prices could adversely affect our operating results.

      The price of coffee, one of our main products, can be highly volatile. Although most coffee trades on the commodity markets, coffee of the quality we seek tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending on supply and demand at the time of the purchase. Supplies and prices of green coffee can be affected by a variety of factors, such as weather, politics and economics in the producing countries. Two organizations, the Association of Coffee Producing Countries and the International Coffee Organization, have sought with mixed success to coordinate production and pricing of coffee among certain countries and to maintain pricing quotas among coffee producers. An increase in pricing of specialty coffees could have a significant adverse effect on our profitability. To mitigate the risks of increasing coffee prices and to allow greater predictability in coffee pricing, we typically enter into fixed price purchase commitments for a portion of our green coffee requirements. We acquire coffee through a single supplier. We cannot assure you that these activities will be successful or that they will not result in our paying substantially more for our coffee supply than we would have been required to pay absent such activities.

     Changes in food and supply costs could adversely affect our results of operations.

      Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. We rely on a single primary distributor of our food and paper goods. Although we believe that alternative distribution sources are available, any increase in distribution prices or failure by our distributor to perform could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions and government regulations. Failure to anticipate and adjust our purchasing practices to these changes could negatively impact our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause customers to avoid our products and result in liabilities.

      Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

Our business could be adversely affected by increased labor costs or labor shortages.

      Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and hourly employees. Increased labor costs, due to competition, increased minimum wage or employee benefits costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our growth strategy. If we are unable to do so, our results of operations may be adversely affected.

Risks Relating to the Offering

Our common stock has not traded publicly, and the market price of our common stock may decline after this offering.

      Prior to this offering, there has not been a public market for our common stock. The initial public offering price of our common stock has been established by negotiations among us and the underwriters. See “Pricing of this Offering” for a discussion of the factors considered in determining the initial public offering price. We cannot assure you that an active market will develop or be sustained after this offering or that the market price of our common stock will not decline below the initial public offering price. In addition, the stock market in recent periods has experienced and continues to experience significant price and volume fluctuations, which have affected the market price of the stock of many companies and which have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as a shortfall in sales or earnings compared to securities analysts’ expectations, changes in analysts’ recommendations or projections or general economic and market conditions, may adversely affect the market price of our common stock.

You will experience an immediate and substantial dilution if you purchase common stock in this offering.

      The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Any common stock you purchase in this offering will have a post-offering net tangible book value per share of $4.45 less than the initial public offering price. Future issuances of our common stock, including issuances in connection with stock option exercises, could cause further dilution.

Future sales of our common stock may cause our stock price to decline.

      If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Immediately after this offering, there will be a total of 16,568,784 shares of common stock outstanding, of which 2,662,065 (including the redemption of fractional shares in connection with the 1.75 to 1 reverse stock split and the conversion of our Series A and Series C preferred stock) will be freely tradable upon completion of this offering subject, in some instances, to the volume and other limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, certain of our existing stockholders are subject to “lock-up” agreements that prohibit the sale of these shares in the public market for 180 days after the date of this prospectus. When the

180-day period expires or if William Blair & Company, L.L.C. consents, in its sole discretion, to an earlier sale, our existing stockholders will be able to sell an additional 8,350,970 shares of our common stock (including the redemption of fractional shares in connection with the 1.75 to 1 reverse stock split and the conversion of our Series A and Series C preferred stock) in the public market after May 20, 2003, subject to some legal restrictions. As restrictions on resales end, if our existing stockholders sell a large number of shares, the market price of our common stock could decline dramatically. Moreover, the perception in the public market that these stockholders might sell shares of our common stock could depress the market price of our common stock.

      Ninety days after this offering, we intend to register for resale approximately 6.5 million shares of our common stock reserved under our stock option plans. As of September 30, 2002, options to purchase 3,365,144 shares of our common stock were outstanding, 1,532,533 of which are exercisable within 60 days of November 15, 2002.

      Investors in our Series A and Series C preferred stock have demand and piggy-back rights, subject to certain limitations, to require us to register their shares for future sale. Following this offering, 36 of our existing security holders, holding 4,126,843 shares of our common stock, will have the right to require us to register their shares pursuant to demand and piggyback registration rights granted to these investors in connection with the sale of our Series A and Series C preferred stock. See “Description of Capital Stock — Registration Rights” at page 59, “Shares Eligible for Future Sale” and “Plan of Distribution”.

Our management has broad discretion as to the use of the net proceeds from this offering.

      Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that our management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

      Our certificate of incorporation, by-laws and shareholder rights agreement contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings and “blank check” preferred stock. Blank check preferred stock enables our board of directors to, without shareholder approval, designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion as our board of directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our capital stock as our board of directors may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders’ receiving a premium over the market price for their common stock. See “Description of Capital Stock — Anti-Takeover Provisions of Our Certificate of Incorporation, By-laws and Shareholder Rights Plan”.

Our existing shareholders will continue to control us after this offering, and they may make decisions with which you may disagree.

      After this offering, our existing shareholders will beneficially hold approximately 67% of our outstanding common stock, or approximately 63% if the underwriters’ over-allotment option is exercised in full. Our executive officers and directors as a group — currently 16 persons — will beneficially hold approximately 19% of our outstanding common stock after this offering, including currently exercisable stock options and warrants, or 18% if the over-allotment option is fully exercised. Consequently, our existing shareholders will continue to control us after this offering is completed, and our officers and directors will continue to be significant holders. Through their voting power, these persons may make decisions regarding Cosí with which you may disagree. Our existing shareholders may have interests which conflict with the interests of the other holders of our common stock.

                  We may be exposed to potential liability under the securities laws as a result of having more than 500 optionholders.

      We have sought to create a culture in which each employee has a shared sense of ownership in our business. Part of this effort was the establishment of an extensive employee option plan, in which each employee, including hourly-level employees, is given the opportunity to participate. As our company has grown, we have issued stock options to an increasing number of our employees. When the number of our optionholders exceeded 500, we inadvertently failed to register our options pursuant to Section 12(g) of the Exchange Act, as required by SEC regulations. Our failure to so register our options may expose us to potential liability under the securities laws. However, we believe that any such liability would not be material to our financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

      This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. In addition to the other factors discussed under “Risk Factors” elsewhere in this prospectus, factors that could contribute to these differences include, but are not limited to:

•	the cost of our principal food products;

•	labor shortages or increased labor costs;

•	changes in consumer preferences and demographic trends;

•	increasing competition in the fast casual dining segment of the restaurant industry;

•	expansion into new markets;

•	the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;

•	fluctuations in our quarterly results;

•	increased government regulation;

•	supply and delivery shortages or interruptions;

•	market saturation due to new restaurant openings;

•	inadequate protection of our intellectual property;

•	adverse weather conditions which impact customer traffic at our restaurants; and

•	adverse economic conditions.

      The words “believe,” “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “plan,” “strive” or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS

      We are offering for sale 5,555,556 shares of common stock by this prospectus. Based on the initial public offering price of $7.00 per share, we estimate that our net proceeds from the sale of these shares will be approximately $33.7 million after deducting estimated underwriting discounts and estimated offering expenses. Our estimated net proceeds will be approximately $39.1 million if the underwriters exercise their option to purchase an additional 833,333 shares from us to cover over-allotments.

      We intend to use approximately $19.6 million of the net proceeds of this offering to finance the development of new restaurants and for maintaining and remodeling existing restaurants, and approximately $6.6 million to prepay our outstanding 13% senior subordinated notes due 2006, including accrued interest and a prepayment premium of $0.05 million. As of September 30, 2002, we had issued approximately $3.0 million of 12% senior secured notes under the senior secured credit facility. Subsequent to September 30, 2002, we have issued approximately $6.5 million of additional 12% senior secured notes under our senior secured credit facility. We intend to retire all of our outstanding 12% senior secured notes with approximately $7.5 million of the net proceeds of this offering and approximately $2.0 million of available working capital.

      Although we do not contemplate any changes in our use of proceeds, we may reprioritize the uses listed above or use some proceeds for other purposes in the event the specified uses require less capital than expected.

      Pending application of the net proceeds as described above, we will invest the net proceeds in interest-bearing investment grade securities.

DIVIDEND POLICY

      We currently intend to retain all future earnings to finance the expansion of our business. We have not paid cash dividends in the past and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and will depend upon our earnings, capital requirements, financial condition, restrictions in financing agreements and other factors deemed relevant by our board of directors.

CAPITALIZATION

      The following table shows, as of September 30, 2002, on a consolidated basis, our cash and cash equivalents, short-term debt and capitalization, both actual and as adjusted. The as adjusted amounts give effect to:

•	the sale of 5,555,556 shares of common stock in this offering at the initial public offering price of $7.00 per share;

•	the conversion of all outstanding Series A and Series C preferred stock, which will be converted upon consummation of this offering; and

•	the application of a portion of the estimated net proceeds from this offering, after deducting estimated underwriters discounts and estimated offering expenses, to prepay our 13% senior subordinated notes due 2006 and retire our 12% senior secured notes due 2004.

      You should read the following capitalization data in conjunction with “Use of Proceeds”, “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

	September 30, 2002

	Actual	Pro Forma (a)	As Adjusted (b)

		(unaudited)

	(in thousands, except share data)
Cash and cash equivalents	$3,393.9	$3,393.9	$27,823.2
Short-term debt	1,501.3	1,501.3	1,501.3
Long-term debt
Senior secured notes due 2004	2,114.3	2,114.3	—
Senior subordinated notes due 2006	5,893.6	5,893.6	—
Other long term debt	518.5	518.5	518.5
Mandatorily redeemable preferred stock, $.01 par value; 15,673,947 shares authorized; 6,467,751 shares issued and outstanding	118,305.7	—	—
Mandatorily redeemable preferred stock, $.01 par value; 0 shares authorized; 0 shares issued and outstanding	—	—	—

Stockholders’ equity:
Common stock, $.01 par value; 30,000,000 shares authorized; 4,545,477 shares issued and outstanding	45.4	—	—
Common stock, $.01 par value; 30,000,000 shares authorized; 11,013,228 shares issued and outstanding	—	110.1	—
Common stock, $.01 par value; 100,000,000 shares authorized; 16,568,784 shares issued and outstanding			165.7
Additional paid-in capital	36,907.8	155,148.8	188,759.9
Stock subscriptions receivable	(2,974.8)	(2,974.8)	(2,974.8)
Accumulated deficit	(135,478.9)	(135,478.9)	(140,559.9)

Total common stockholders’ equity (deficit)	(101,500.5)	16,805.2	45,390.8
Total capitalization	$26,832.9	$26,832.9	$47,410.6

      The table above excludes the redemption of fractional shares for cash in connection with the 1.75 to 1 reverse stock split and the conversion of our Series A and Series C preferred stock, and excludes 3,365,144 shares of our common stock issuable upon the exercise of stock options outstanding under our stock option plans as of September 30, 2002, of which 1,532,533 are exercisable within 60 days of

November 15, 2002 and excludes warrants to purchase (i) 108,665 shares of our common stock at an exercise price of $.01 per share, (ii) 1,553,670 shares of our common stock at an exercise price of $6.00 per share, (iii) 33,279 shares of our common stock at an exercise price of $14.88 per share, (iv) 2,526 shares of our common stock at an exercise price of $16.63 per share; and (v) 930,000 shares of our common stock at an exercise price of $6.00 per share which we may issue in connection with our senior secured credit facility.

(a)	Reflects the conversion of all outstanding Series A and Series C preferred stock.

(b)	Reflects (i) this offering, (ii) the prepayment of all of our outstanding 13% senior subordinated notes with a portion of the proceeds of this offering, (iii) the retirement of our outstanding 12% senior secured notes with a portion of this offering and (iv) the recording of $5,081 of loss on extinguishment of debt.

DILUTION

      Our net tangible book value as of September 30, 2002 was $9,822,515, or $0.89 per share of common stock. Net tangible book value per share is the amount by which total tangible assets exceeds total liabilities, excluding total redeemable securities, divided by the total number of shares of common stock outstanding. Our adjusted net tangible book value as of September 30, 2002 would have been $42,259,785, or $2.55 per share, after giving effect to the sale of 5,555,556 shares of common stock offered by this prospectus at an initial offering price of $7.00 per share, and after deducting estimated underwriting discounts and estimated offering expenses, and the prepayment of our 13% senior subordinated notes due 2006 and the retirement of our 12% senior secured notes due 2004. This represents an immediate increase in the net tangible book value of $1.66 per share to existing shareholders, and an immediate dilution of $4.45 per share to new investors. Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after this offering. The following table illustrates the per share dilution:

		Pro
	Actual	Forma

Assumed initial public offering price		$7.00
Net tangible book value per share as of September 30, 2002	$0.89
Increase attributable to the sale of shares offered hereby	$1.66
Adjusted net tangible book value after this offering		$2.55
Dilution in the net tangible book value to new investors		$4.45

      The following table sets forth, as of September 30, 2002, the differences between the total consideration paid and the average price per share paid by existing investors and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Stockholders (a)	11,013,228	66%	$124,449,507	76%	$11.30
New Investors	5,555,556	34%	38,888,892	24%	$7.00
Total	16,568,784	100%	163,338,399	100%	$9.86

      The foregoing table does not reflect (A) 3,365,144 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plans as of September 30, 2002, of which 1,532,533 were exercisable within 60 days of November 15, 2002 at a weighted average exercise price of $8.76 and (B) warrants to purchase (i) 108,665 shares of our common stock at an exercise price of $.01 per share, (ii) 1,553,670 shares of our common stock at an exercise price of $6.00 per share, (iii) 33,279 shares of our common stock at an exercise price of $14.88 per share, (iv) 2,526 shares of our common stock at an exercise price of $16.63 per share; and (v) 930,000 shares of our common stock at an exercise price of $6.00 per share which we may issue in connection with our senior secured credit facility.

(a)     Reflects conversion of our Series A and Series C preferred stock (excluding the redemption of fractional shares for cash).

SELECTED FINANCIAL DATA

      The following selected consolidated financial data as of January 1, 2001 and December 31, 2001 and for each of the three years ended December 31, 2001 have been derived from, and are qualified by reference to, our Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus and should be read in conjunction with those Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations. The selected consolidated balance sheet data as of January 3, 2000 have been derived from our Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors, not included herein. The selected consolidated financial data as of and for the fiscal year ended December 28, 1998 have been derived from our Consolidated Financial Statements audited by Ernst & Young LLP, and other auditors, not included herein. The selected consolidated financial data as of and for fiscal 1997, which give effect to the merger accounted for as a pooling of interests as of the beginning of fiscal 1997, have been prepared using data from the audited financial statements of Xando, Inc. and Cosí Sandwich Bar, Inc., audited by Ernst & Young LLP and other auditors, respectively, not included herein. The selected financial data presented below as of October 1, 2001 and September 30, 2002 and for the fiscal nine months ended October 1, 2001 and September 30, 2002 have been derived from our unaudited financial statements also appearing herein, which have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the fiscal nine months ended September 30, 2002 are not necessarily indicative of results to be expected for any subsequent period.

Selected Consolidated Financial and Operating Data

						Nine Months Ended
	Fiscal Year
						October 1,	September 30,
	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$7,861.4	$20,686.7	$37,262.2	$51,222.8	$70,184.1	$52,536.6	$61,057.4
Costs and expenses:
Cost of goods sold	2,444.6	6,332.9	10,838.5	13,844.0	18,791.7	13,894.6	16,360.5
Restaurant operating expenses	4,096.7	11,386.5	22,236.2	32,172.9	45,114.5	33,547.0	36,654.1

Total cost of sales	6,541.3	17,719.4	33,074.7	46,016.9	63,906.2	47,441.6	53,014.6

General and administrative expenses	3,043.8	7,728.7	14,024.3	14,774.2	18,361.5	12,798.1	12,899.6
Depreciation and amortization	503.0	1,196.6	3,155.2	6,158.1	6,690.0	5,391.7	4,147.9
Restaurant pre-opening expenses	287.1	720.9	661.4	1,409.5	1,438.8	981.5	939.8
Provision for losses on asset impairments and disposals	—	—	4,208.7	5,847.5	8,486.3	1,652.3	7.3
Merger costs and related expenses	—	—	8,958.7	—	—	—	—
Lease termination costs	—	—	3,437.1	477.3	6,410.7	2,225.3	—
Stock compensation	—	—	4,512.6	—	—	—	—

Operating income (loss)	(2,513.8)	(6,678.9)	(34,770.5)	(23,460.7)	(35,109.4)	(17,953.9)	(9,951.8)

Other income (expense):
Interest income	56.5	406.6	478.6	441.4	340.5	313.5	82.3
Interest expense	(141.6)	(94.6)	(206.1)	(210.7)	(654.4)	(320.2)	(1,158.8)
Other income (expense)	(245.5)	—	—	—		—	380.4

Total other income (expense), net	(330.6)	312.0	272.5	230.7	(313.9)	(6.7)	(696.1)

Income (loss) before income tax	(2,844.4)	(6,366.9)	(34,498.0)	(23,30.0)	(35,423.3)	(17,960.6)	(10,647.9)
Income tax benefit (provision)	—	—	—	—	—	—	—

Net income (loss)	(2,844.4)	(6,366.9)	(34,498.0)	(23,230.0)	(35,423.3)	(17,960.6)	(10,647.9)
Preferred stock dividends	—	(1,064.4)	(2,561.3)	(4,219.7)	(6,678.1)	(4,788.1)	(6,776.8)

Net income (loss) attributable to common stockholders	$(2,844.4)	$(7,431.3)	$(37,059.3)	$(27,449.7)	$(42,101.4)	$(22,748.7)	$(17,424.7)

Net income (loss) per common share:
Basic and diluted	$(1.09)	$(2.18)	$(8.79)	$(6.09)	$(9.34)	$(5.05)	$(3.84)

Shares used in computing net income per common share (in thousands)
Basic and diluted	2,610	3,406	4,215	4,504	4,507	4,506	4,536

Pro Forma Data (a):
Net income (loss) attributable to common stockholders	—	—	—	—	(35,423.3)		$(10,647.9)

Net income (loss) per common share:
Basic and diluted	—	—	—	—	(3.77)		$(0.99)
Shares used in computing net income per common share (in thousands)
Basic and diluted	—	—	—	—	9,401		10,714

						Nine Months Ended
	Fiscal Year
						October 1,	September 30,
	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)
Selected Balance Sheet Data:
Cash and cash equivalents	2,835.5	6,494.6	6,985.7	5,062.9	4,469.6	2,306.4	3,393.9
Total assets	10,277.9	24,982.8	25,856.6	32,065.8	35,388.4	37,040.9	48,178.7
Total debt and capital lease obligations	1,351.3	989.4	1,645.6	4,435.8	11,180.0	3,563.9	10,027.7
Mandatorily redeemable preferred stock	—	16,680.5	35,020.5	61,695.3	92,289.3	89,561.8	118,305.7
Total common stockholders’ equity (deficit)	7,452.4	3,378.7	(20,825.7)	(48,275.3)	(88,979.9)	(70,957.6)	(101,500.5)
Selected Statement of Cash Flow Data:
Cash flow from operating activities	(1,236.6)	(3,146.9)	(8,539.7)	(8,539.1)	(12,299.5)	(10,681.5)	(7,799.7)
Cash flow from investing activities	(4,225.2)	(11,704.6)	(14,742.3)	(18,347.7)	(20,350.6)	(14,347.8)	(12,248.4)
Cash flow from financing activities	7,046.7	18,510.6	23,773.2	24,964.0	32,056.8	22,272.8	18,972.5
Selected Operating Data:
Restaurants open at end of period
Total	11	25	36	52	67	61	79

(a)	Reflects the conversion of all outstanding Series A and Series C preferred stock (excluding the redemption of fractional shares for cash) upon consummation of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and their notes appearing elsewhere in this prospectus.

Overview

      We own and operate 83 fast casual restaurants in 11 states and the District of Columbia. Cosí restaurants are all-day cafés that feature signature bread and coffee products in an environment that changes throughout the day. Cosí restaurants offer breakfast, lunch, afternoon coffee, dinner, and dessert menus full of creative, cravable foods and beverages. From Cosí Squagels® (square bagels made from Cosí bread) to our award-winning sandwiches and pizzas, we have developed featured foods that are built around our secret, generations-old recipe for crackly crust flatbread. These products are freshly baked in front of our customers throughout the day in open flame stone hearth ovens prominently located in each of our restaurants. Our coffees are freshly brewed and expertly prepared by our baristas and bartenders. Our coffee beverages range from simple Cosí brews and traditional lattes to our innovative Double Oh Arctic Mochas and specialty coffee cocktails, featuring the Mocha Kiss®. We offer friendly and attentive service in a warm and inclusive atmosphere. Our vision is to become America’s favorite café by giving every customer something to look forward to in their day.

      We operate our restaurants in two formats: Cosí and Cosí Downtown. All of our restaurants offer our signature bread and coffee products for breakfast, lunch and afternoon coffee in a counter service format. After 5 p.m., our Cosí restaurants add table service and offer dinner and dessert in a casual dining format. Cosí Downtown restaurants, which are located in non-residential central business districts, close for the day in the early evening. By operating in multiple dayparts, we believe we are able to maximize revenues and leverage both development and operating costs.

      Through our development of the Cosí and Cosí Downtown formats in both existing and new markets, we believe we have the platform to expand in multiple real estate paradigms in order to maximize financial performance. Our restaurants are located in a wide range of markets and trade areas, including business districts and residential communities in both urban and suburban locations. We believe that we have created significant brand equity in our markets and that we have demonstrated the appeal of our concept to a wide variety of customers. We opened 17 new restaurants in fiscal 2001, including seven restaurants in the fourth quarter, and expect to open approximately 25 restaurants in fiscal 2002 and approximately 53 to 59 restaurants in fiscal 2003 (some of which may require additional financing) by expanding our presence in existing markets and selectively entering new markets. We closed two restaurants in fiscal 1999, one restaurant and our mini-training restaurant associated with the Xando Coffee and Bar former headquarters in fiscal 2000 and closed one restaurant in addition to our World Trade Center restaurant, our World Trade Center kiosk and our World Financial Center restaurant which were closed due to the events of September 11th in fiscal 2001. We have closed one restaurant in the first quarter of fiscal 2002, which was not suited for remodeling to our current prototype. Our World Financial Center restaurant re-opened on September 9, 2002.

      Cosí was created by the merger in October 1999 of two restaurant concepts, Cosí Sandwich Bar and Xando Coffee and Bar. The merger was accounted for as a pooling of interests. Each of the predecessor companies served a similar customer, but focused on serving customer needs at different parts of the day. By adding Cosí Sandwich Bar products to the Xando Coffee and Bar five daypart platform, we believe we have created a restaurant concept that satisfies our customers’ needs throughout the day. The Xando Coffee and Bar and Cosí Sandwich Bar locations that were opened prior to the 1999 merger are being remodeled to either the Cosí or Cosí Downtown formats.

      During fiscal 2000 and 2001 we dedicated significant resources to the development of the Cosí and Cosí Downtown prototypes and the related restaurant operating and support systems. These prototypes are expected to be the basis for all future Cosí and Cosí Downtown locations. As part of the concept development process, we closed or remodeled a number of restaurants in order to facilitate the transition to our new prototype. In fiscal 2000, as part of this process, we discontinued the use of a commissary to supply products to our restaurants. By eliminating commissaries our expansion will not be restricted by geographic proximity to commissary kitchens.

      We believe that the flexibility of our multiple daypart model, the appeal of our high quality, innovative product offering, and our ability to operate in a wide variety of real estate markets have created an attractive restaurant model, providing us with considerable growth opportunities to develop our brand nationwide.

      Our financial performance in fiscal 2001 was adversely affected by the results of the 16 restaurants that we operated in New York Central Business District locations. These restaurants have high, market specific, fixed expenses and were disproportionately impacted by the economic recession in 2001 and the events of September 11th.

Critical Accounting Policies

      Our consolidated financial statements and the notes to our consolidated financial statements contain information that is pertinent to management’s discussion and analysis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. We believe the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions, and estimates necessary in determining the related asset and liability amounts.

      Statement of Financial Accounting Standards, or SFAS, No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” requires management judgments regarding the future operating and disposition plans for marginally performing assets, and estimates of expected realizable values for assets to be sold. Actual results may differ from those estimates. The application of SFAS 121 has affected the amount and timing of charges to operating results that have been significant in recent years. We evaluate possible impairment at the individual restaurant level, and record an impairment loss whenever we determine impairment factors are present. We consider a history of restaurant operating losses to be its primary indicator of potential impairment for individual restaurant locations. We have identified certain units that have been impaired, and recorded charges of approximately $4.2 million (related to seven restaurants), $5.8 million (related to ten restaurants) and $7.2 million (related to fourteen restaurants, including one damaged in the events of September 11, 2001) in the statements of operations for 1999, 2000 and 2001, respectively. We have historically not recorded material additional impairment charges subsequent to the initial determination of impairment.

      We have estimated our likely liability under contractual leases for restaurants that have been, or will be closed. Such estimates have affected the amount and timing of charges to operating results that have been significant in recent years, and are impacted by management’s judgments about the time it may take to find a suitable subtenant or assignee, or the terms under which a termination of the lease agreement may be negotiated with the landlord.

      We have recorded a full valuation allowance to reduce our deferred tax assets related to net operating loss carry forwards. A positive adjustment to income will be required in future years if we determine that we could realize these deferred tax assets.

Net Sales

      Our sales are composed almost entirely of food and beverage sales.

Comparable Restaurant Sales

      In calculating comparable restaurant sales, we include a restaurant in the comparable restaurant base after it has been in operation for 15 full months. At fiscal year end 2000, there were 34 restaurants in the comparable restaurant base. At fiscal year end 2001, there were 40 restaurants in the comparable restaurant base. As of September 30, 2002 there were 55 restaurants in our comparable restaurant base.

Costs and Expenses

      Cost of goods sold. Cost of goods sold is composed of food and beverage costs. Food and beverage costs are variable, and increase with sales volume.

      Restaurant operating expenses. Restaurant operating expenses include direct hourly and management wages, bonuses, taxes and benefits for restaurant employees, and other direct restaurant level operating expenses including the cost of supplies, restaurant repairs and maintenance, utilities, rents and related occupancy costs.

      General and administrative expenses. General and administrative expenses include all corporate and administrative functions that support our restaurants and provide an infrastructure to facilitate our future growth. Components of these expenses include executive management; supervisory and staff salaries, bonuses and related taxes and employee benefits; travel; information systems; training; support center rent and related occupancy costs and professional and consulting fees. The salaries, bonus and employee benefits costs included as general and administrative expenses are generally more fixed in nature and do not vary directly with the number of restaurants we operate.

      Depreciation and amortization. Depreciation and amortization principally includes depreciation on restaurant assets.

      Restaurant pre-opening expenses. Restaurant pre-opening expenses, which are expensed as incurred, include the costs of recruiting, hiring and training the initial restaurant work force, travel, the cost of food and labor used during the period before opening, the cost of initial quantities of supplies, and other direct costs related to the opening of or remodeling of a restaurant.

      Our fiscal year ends on the Monday falling nearest to December 31st. Fiscal year 1999 included 53 weeks, while fiscal years 2000 and 2001 each included 52 weeks.

Results of Operations

      Our operating results for fiscal years 1999, 2000 and 2001 and for the nine fiscal months ended October 1, 2001 and September 30, 2002 expressed as a percentage of sales were as follows:

				Nine Months Ended
	Fiscal Year
				October 1,	September 30,
	1999	2000	2001	2001	2002

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and Expenses:
Cost of goods sold	29.1%	27.0%	26.8%	26.4%	26.8%
Restaurant operating expenses	59.7%	62.8%	64.3%	63.9%	60.0%
Total costs of sales	88.8%	89.8%	91.1%	90.3%	86.8%
General and administrative expenses	37.6%	28.8%	26.2%	24.4%	21.1%
Depreciation and amortization	8.5%	12.0%	9.5%	10.3%	6.8%
Restaurant pre-opening expenses	1.8%	2.8%	2.1%	1.9%	1.5%
Provision for losses on asset impairments and disposals	11.3%	11.4%	12.1%	3.1%	0.0%
Merger costs and related expenses	24.0%	0.0%	0.0%	0.0%	0.0%
Lease termination costs	9.2%	0.9%	9.1%	4.2%	0.0%
Stock compensation	12.1%	0.0%	0.0%	0.0%	0.0%
Operating income (loss)	(93.3)%	(45.8)%	(50.0)%	(34.2)%	(16.3)%

				Nine Months Ended
	Fiscal Year
				October 1,	September 30,
	1999	2000	2001	2001	2002

Other income (expense):
Interest income	1.3%	0.9%	0.5%	0.6%	0.1%
Interest expense	(0.6)%	(0.4)%	(0.9)%	(0.6)%	(1.9)%
Other income (expense)	0.0%	0.0%	0.0%	0.0%	0.6%
Total other income (expense), net	0.7%	0.5%	(0.4)%	0.0%	(1.2)%
Income (loss) before income tax	(92.6)%	(45.4)%	(50.5)%	(34.2)%	(17.4)%
Income tax benefit (provision)	0.0%	0.0%	0.0%	0.0%	0.0%
Net income (loss)	(92.6)%	(45.4)%	(50.5)%	(34.2)%	(17.4)%

      The following tables set forth unaudited quarterly information for each of the eleven fiscal quarters in the period ended September 30, 2002. This quarterly information has been prepared on a basis consistent with our audited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. Our quarterly operating results may fluctuate significantly as a result of a variety of factors, and operating results for any quarter are not necessarily indicative of results for a full fiscal year. See “Risk Factors”.

	2000				2001				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

	(in thousands, except per share data)
Net sales	$10,747.2	$12,554.1	$13,610.6	$14,310.9	$15,855.9	$18,463.8	$18,217.0	$17,647.4	$18,052.1	$20,919.9	$22,085.5
Cost of goods sold	2,956.4	3,400.4	3,653.2	3,834.0	4,205.6	4,871.7	4,817.3	4,897.1	4,853.4	5,645.6	5,861.5
Restaurant operating expenses	6,541.9	7,772.6	8,414.3	9,444.1	9,976.1	11,586.2	11,984.7	11,567.5	11,127.0	12,366.5	13,160.6
Total costs of sales	9,498.3	11,173.0	12,067.5	13,278.1	14,181.7	16,457.9	16,802.0	16,464.6	15,980.4	18,012.1	19,022.1
General and administrative expenses	3,125.9	2,905.9	3,273.5	5,468.9	3,735.2	4,534.5	4,528.4	5,563.4	4,620.3	4,227.6	4,051.7
Depreciation and amortization	1,357.2	1,426.7	1,565.9	1,808.3	2,021.9	2,126.9	1,243.0	1,298.2	1,210.3	1,335.5	1,602.2
Restaurant pre-opening expenses	136.8	189.1	411.1	672.5	253.6	320.0	407.9	457.3	111.4	286.1	542.3
Provision for losses on asset impairments and disposals	—	—	—	5,847.5	90.4	—	1,561.9	6,834.0	—	7.3	—
Lease termination costs	—	—	—	477.3	578.3	—	1,647.1	4,185.3	—	—	—
Operating income (loss)	(3,371.0)	(3,140.6)	(3,707.4)	(13,241.7)	(5,005.2)	(4,975.5)	(7,973.3)	(17,155.4)	(3,870.3)	(2,948.7)	(3,132.8)
Interest income	77.3	144.0	110.1	110.0	60.8	105.9	146.9	26.9	29.9	32.4	20.0
Interest expense	(47.8)	(47.3)	(45.2)	(70.4)	(98.4)	(115.0)	(106.9)	(334.1)	(387.8)	(307.9)	(463.0)
Other income (expense)	—	—	—	—	—	—	—	—	—	—	380.4
Net income (loss)	(3,341.5)	(3,043.9)	(3,642.5)	(13,202.1)	(5,042.8)	(4,984.6)	(7,933.3)	(17,462.6)	(4,228.2)	(3,224.3)	(3,195.4)
Preferred stock dividends	(783.8)	(1,003.2)	(1,144.5)	(1,288.2)	(1,312.7)	(1,639.4)	(1,836.0)	(1,890.0)	(1,960.5)	(2,383.4)	(2,432.8)
Net income (loss) attributable to common stockholders	(4,125.3)	(4,047.1)	(4,787.0)	(14,490.3)	(6,355.5)	(6,624.0)	(9,769.3)	(19,352.6)	(6,188.7)	(5,607.7)	(5,628.2)
Net income (loss) per common share	(0.92)	(0.90)	(1.06)	(3.22)	(1.41)	(1.47)	(2.17)	(4.29)	(1.37)	(1.23)	(1.24)
Shares used in computing net loss per common share (in thousands)	4,504	4,504	4,504	4,504	4,504	4,505	4,508	4,511	4,527	4,544	4,545

Nine Months Ended September 30, 2002 vs Nine Months Ended October 1, 2001

Net Sales

      Sales increased $8.6 million, or 16.2%, to $61.1 million in 2002, from $52.5 million in fiscal 2001. This increase was primarily due to the full period contribution of sales from restaurants opened in fiscal 2001 and from an increase in comparable restaurant sales of 4%. This was partially offset by the loss of our World Trade Center restaurant and the closure of our World Financial Center restaurant due to the events of September 11, 2001. Our World Financial Center restaurant reopened in September 2002. Additionally, one restaurant was not suited for remodeling to our current prototype and was closed during the period. Comparable restaurant sales were adversely affected by the effect of the economic downturn on our New York City Central Business District restaurants, the effect of September 11 on all of our restaurants and the reduction of our menu pricing during the first quarter of fiscal 2002. Excluding the New York City Central Business District restaurants, comparable restaurant sales increased 10% in the period. This increase was driven by the sales performance of the six remodeled restaurants that were open for the full period and the five restaurants that were remodeled during the period, all of which were remodeled to incorporate our full product line.

Costs and Expenses

      Cost of goods sold. Cost of goods sold increased $2.5 million or 17.7% to $16.4 million in fiscal 2002, from $13.9 million in fiscal 2001. As a percentage of sales, cost of goods sold increased to 26.8% of sales in fiscal 2002, from 26.4% in fiscal 2001. The increase in cost of goods sold as a percentage of sales was primarily due to the reduction in our menu pricing during the first quarter of fiscal 2002.

      Restaurant operating expenses. Restaurant operating expenses increased by $3.1 million, or 9.3%, to $36.7 million in fiscal 2002, from $33.5 million in fiscal 2001. This increase is primarily due to the increase in the number of restaurants in operation this year. As a percentage of sales, restaurant operating expenses decreased to 60.0% of sales in fiscal 2002, from 63.9% in fiscal 2001. This reduction was primarily due to reductions in our labor costs.

      General and administrative costs. General and administrative costs increased by $0.1 million, or 0.8%, to $12.9 million in fiscal 2002, from $12.8 million in fiscal 2001. As a percentage of sales, general and administrative costs decreased to 21.1% of sales in fiscal 2002, from 24.4% of sales in fiscal 2001. The decrease as a percentage of sales was primarily due to sales leverage against these costs.

      Depreciation and amortization. Depreciation and amortization decreased $1.2 million, or 23.1%, to $4.2 million in fiscal 2002, from $5.4 million in fiscal 2001. This decrease was primarily due to additional depreciation expense in the first half of fiscal 2001 on assets to be disposed of in connection with restaurant remodels, as well as reduced depreciation in fiscal 2002 on assets for which impairment write-downs were taken in fiscal 2001. As a percentage of restaurant sales, depreciation and amortization decreased to 6.8% of sales in fiscal 2002, compared to 10.3% of sales in fiscal 2001.

      Restaurant pre-opening expenses. Restaurant pre-opening expenses decreased to $0.9 million in fiscal 2002, from $1.0 million in fiscal 2001. As a percentage of restaurant sales, restaurant pre-opening expenses decreased to 1.5% of sales in fiscal 2002, from 1.9% of sales in fiscal 2001.

      Loss on impairment of property and equipment and restaurant closures. During the first nine months of fiscal 2002 we recognized an immaterial amount of asset disposal costs, compared to $1.7 million in the first nine months of fiscal 2001. The costs incurred in fiscal 2001 were primarily related to losses and asset impairments in our World Trade Center restaurant, our World Trade Center kiosk, and our World Financial Center restaurant due to the events of September 11.

      Lease termination costs. We did not recognize any lease termination costs in the first nine months of fiscal 2002. During the first nine months of fiscal 2001 we recorded $2.2 million of these costs attributable to 3 locations.

      Interest income and expense. During the first nine months of fiscal 2002 interest income was $0.1 million, down from $0.3 million from the same period a year ago due to a decrease in the average investable cash balance during the period. Interest expense increased $0.8 million to $1.2 million from

$0.4 million in fiscal 2001. The increase in interest expense is due to borrowings under our 12% senior secured notes due 2004 and our 13% senior subordinated notes due 2006, neither of which were outstanding during the first nine months of fiscal 2001.

      Other income. During the first nine months of fiscal 2002 we recorded $0.4 million of other income, principally the receipt of business interruption insurance proceeds related to our World Financial Center restaurant, which was closed from September 11, 2001 until early September 2002.

Fiscal Year 2001 vs. Fiscal Year 2000

Net Sales

      Sales increased $19.0 million, or 37.1%, to $70.2 million in fiscal 2001, from $51.2 million in fiscal 2000. This increase was primarily due to sales from the 17 new restaurants opened in fiscal 2001, and the full year contribution of sales from restaurants opened in fiscal 2000. This increase was partially offset by a 2% decrease in sales of the restaurants in our comparable restaurant base at the end of the period, the closure of our World Financial Center restaurant due to the events of September 11th, the closure of the mini-training restaurant associated with the Xando Coffee and Bar former headquarters and one additional restaurant closure. The decrease in comparable restaurant sales was primarily due to the especially acute effect of the economic downturn on our New York Central Business District restaurants as well as the significant impact of the events of September 11th. Excluding the New York Central Business District restaurants, comparable restaurant sales increased 7% in fiscal 2001, including an 11% increase in the fourth quarter of fiscal 2001. This increase was partially due to comparable restaurant sales in six restaurants that were remodeled during the year to incorporate our full product line.

Costs and Expenses

      Cost of goods sold. Cost of goods sold increased $5.0 million, or 35.7%, to $18.8 million in fiscal 2001, from $13.8 million in fiscal 2000. As a percentage of sales, cost of goods sold decreased to 26.8% of sales in fiscal 2001, from 27.0% in fiscal 2000. The decrease in cost of goods sold was primarily due to the full year benefit of the elimination of our commissary during fiscal 2000.

      Restaurant operating expenses. Restaurant operating expenses increased $12.9 million, or 40.2%, to $45.1 million in fiscal 2001, from $32.2 million in fiscal 2000. As a percentage of sales, restaurant operating expenses increased to 64.3% of sales in fiscal 2001, from 62.8% in fiscal 2000. This increase, which was primarily labor costs, was due to the development of the Cosí and Cosí Downtown prototypes, and the related restaurant operating systems. These prototypes are expected to be the basis for the future expansion of both the Cosí and Cosí Downtown concepts. Additionally, sales were adversely affected by the events of September 11th, which resulted in the fixed components of restaurant operating expenses increasing as a percentage of sales.

      General and administrative expenses. General and administrative expenses increased $3.6 million, or 24.3%, from $14.8 million in fiscal 2000 to $18.4 million in fiscal 2001. The increase was primarily due to the development of the support systems associated with our growth strategy and $0.8 million of one-time expenses, including severance payments related to the continued enhancement of our management team. As a percentage of sales, general and administrative expenses decreased to 26.2% of sales in fiscal 2001, from 28.8% of sales in fiscal 2000, due to leveraging of our existing infrastructure.

      Depreciation and amortization. Depreciation and amortization increased $0.5 million, or 8.6%, to $6.7 million in fiscal 2001, from $6.2 million in fiscal 2000. This increase was due to depreciation on restaurants opened in 2001 and a full year’s depreciation on restaurants opened in 2000 of $1.4 million. These increases were offset by a $0.9 million reduction from asset impairment write-downs in connection with continued refinement of our restaurant prototype.

      Restaurant pre-opening expenses. Restaurant pre-opening expenses remained constant at $1.4 million in fiscal 2001, despite an increase in the number of restaurants opened or remodeled. We opened or remodeled 23 restaurants in 2001 versus 18 in 2000. Both labor and travel costs were reduced in our average pre-opening expenses per restaurant as we continued the refinement of our training programs and penetrated existing markets.

      Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures increased $2.6 million to $8.5 million in fiscal 2001, from $5.8 million in fiscal 2000. These costs were due to asset impairment write-downs, the loss of our World Trade Center restaurant, World Trade Center kiosk and World Financial Center restaurant and the closure of a restaurant.

      Lease termination costs. Lease termination costs increased $5.9 million to $6.4 million in fiscal 2001, compared to $0.5 million in fiscal 2000. These costs were primarily due to lease terminations in connection with restaurants closed or planned to close in connection with the continued refinement of our restaurant prototype in fiscal 2001.

      Interest income and expense. Interest income decreased $0.1 million to $0.3 million in fiscal 2001, from $0.4 million in fiscal 2000. Interest expense increased $0.4 million to $0.7 million in fiscal 2001, from $0.2 million in fiscal 2000. The increase is due to interest on our term loans drawn down in late fiscal 2000, which were outstanding for all of fiscal 2001, and interest on our senior subordinated debt, which was issued in November 2001.

Fiscal Year 2000 vs. Fiscal Year 1999

Net Sales

      Sales increased $14.0 million, or 37.5%, to $51.2 million in fiscal 2000, from $37.3 million in fiscal 1999. This increase was primarily due to sales from 17 new restaurants, a full year contribution from 11 restaurants opened in fiscal 1999 and a 3% increase in sales in our comparable restaurant base at the end of the period. These increases were partially offset by the closure of two restaurants in 1999, one restaurant in 2000 and our mini-training restaurant associated with the Xando Coffee and Bar former headquarters.

Costs and Expenses

      Cost of goods sold. Cost of goods sold increased $3.0 million, or 27.7%, to $13.8 million in fiscal 2000, from $10.8 million in fiscal 1999. As a percentage of sales, cost of goods sold decreased to 27.0% of sales in fiscal 2000, from 29.1% in fiscal 1999. The decrease in cost of goods sold was primarily due to the elimination of our commissary operation during the year and a reduction of food costs as a percentage of sales.

      Restaurant operating expenses. Restaurant operating expenses increased $9.9 million, or 44.7%, to $32.2 million in fiscal 2000, from $22.2 million in fiscal 1999. As a percentage of sales, restaurant operating expenses increased to 62.8% of sales in fiscal 2000, from 59.7% in fiscal 1999. This increase, comprised primarily of labor and fixed expenses, was due to the integration of Xando Coffee and Bar and Cosí Sandwich Bar concepts.

      General and administrative expenses. General and administrative expenses increased $0.8 million, or 5.3%, to $14.8 million in fiscal 2000, from $14.0 million in fiscal 1999. This growth in general and administrative expense was the result of only modest growth in our support center staff levels, as we were able to realize efficiencies through consolidation of restaurant support staff following the merger in late 1999. As a percentage of sales, general and administrative expenses decreased to 28.8% of sales in fiscal 2000, from 37.6% in fiscal 1999, due to leveraging of our existing infrastructure.

      Depreciation and amortization. Depreciation and amortization increased $3.0 million, or 95.2%, to $6.2 million in fiscal 2000, from $3.2 million in fiscal 1999. This increase was due to a full year’s depreciation on restaurants opened in 1999 and depreciation of restaurants opened in 2000 of $2.0 million. Additionally, depreciation increased by $1.0 million on assets replaced or to be replaced in connection with the remodeling of Xando Coffee and Bar and Cosí Sandwich Bar locations. These increases were offset by reduced depreciation on assets for which impairment write-downs were taken in 1999.

      Restaurant pre-opening expenses. Restaurant pre-opening expenses increased $0.7 million, or 113%, to $1.4 million in fiscal 2000, from $0.7 million in fiscal 1999. This increase was due to an increase in the number of restaurants opened or remodeled, 18 as compared to 13 in 1999, as well as an increase in labor and travel costs as we entered new markets.

      Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures increased $1.6 million to $5.8 million in fiscal 2000, from $4.2 million in fiscal 1999. These costs were related to asset impairment write-downs and one restaurant closure.

      Lease termination costs. Lease termination costs decreased $2.9 million to $0.5 million in fiscal 2000, from $3.4 million in fiscal 1999. Lease termination costs were incurred in connection with the merger, as certain locations were not deemed suitable for our prototype, and were therefore closed.

      Merger costs and related expenses. During fiscal 1999 we recorded costs of $8.9 million, resulting from the merger of Xando Coffee and Bar and Cosí Sandwich Bar.

      Stock compensation. Stock compensation expense of $4.5 million in fiscal 1999 relates primarily to compensation expense recognized under performance based plan accounting for stock options issued to certain executives of Cosí Sandwich Bar, triggered by the merger.

      Interest income and expense. Interest income decreased $0.1 million to $0.4 million in fiscal 2000, from $0.5 million in fiscal 1999. Interest expense remained steady at $0.2 million in both fiscal 2000 and fiscal 1999.

Potential Fluctuations in Quarterly Results and Seasonality

      Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, consumer preferences, competitive factors, unanticipated increases in food, labor, commodity, energy, insurance and other operating costs, weather conditions and seasonal fluctuations.

Liquidity and Capital Resources

      Cash and cash equivalents were $3.4 million on September 30, 2002 compared with $4.5 million at December 31, 2001 and $5.1 million at January 1, 2001. Our working capital deficit was $5.5 million as of September 30, 2002, compared with a deficit of $5.3 million at December 31, 2001 and a deficit of $2.8 million at January 1, 2001. Our principal requirements for cash are capital expenditures for the development of new restaurants, and for maintaining or remodeling existing restaurants and funding operations. Since inception, we have financed our requirements for capital with private equity and debt financings. In August 2002 we entered into a Senior Secured Note and Warrant Purchase Agreement with certain of our existing shareholders and members of our board of directors. See — Related Party Transactions. This agreement provides us with a $16.4 million credit facility available for general corporate purposes. The facility allows us to draw down funds from time to time until August 12, 2003. Each borrowing will be evidenced by a senior note, bearing interest at 12% per annum. Interest on the notes will accrue and be payable, together with principal, in August 2004. As of the date hereof, we have drawn down $9.5 million of the credit facility and have an additional $6.9 million available for future borrowings. Upon consummation of this offering, the credit facility will terminate, any amounts outstanding will be repaid, and we will not have any additional availability for future borrowing under the facility. During the first nine months of fiscal 2002 and the year ended December 31, 2001 we met our requirements for capital with proceeds from the sale of Series C preferred stock and the issuance of Senior Subordinated and Senior Secured Notes.

      Net cash used in operating activities for the nine months ended September 30, 2002 was $7.8 million, compared to $12.3 million for the fifty-two weeks ended December 31, 2001 and $8.5 million for the fifty-two weeks ended January 1, 2001. Funds used in operating activities in 2001 increased primarily as a result of an increase in our net loss compared to 2000.

      Total capital expenditures for the nine months ended September 30, 2002 were $12.2 million, compared to expenditures of $20.4 million for the fifty-two weeks ended December 31, 2001. These expenditures were primarily related to the opening of thirteen new restaurants, and remodeling five restaurants during the nine months ended September 30, 2002, and opening 17 new restaurants, and maintaining and remodeling existing restaurants in 2001. Total capital expenditures were $18.2 million for fiscal 2000, and were primarily related to the opening of new restaurants, and for maintaining or remodeling existing restaurants.

      Net cash provided by financing activities was $19.0 million for the nine months ended September 30, 2002, $32.1 million for the fifty-two weeks ended December 31, 2001 and $25.0 million for the fifty-two weeks ended January 1, 2001. During the first nine months of fiscal 2002 we issued approximately 1.1 million shares of Series C preferred stock, and received approximately $19.0 million, net of offering costs. Of this, approximately $3.6 million represented the exchange of approximately $3.5 million face amount of our 13% Senior Subordinated Notes and accrued interest. We also issued $0.5 million of additional Senior Subordinated Notes and accrued $0.7 million of interest on these notes, and issued approximately $3.0 million face amount of our 12% Senior Secured notes during the period. During the period we made scheduled repayments of $0.9 and $0.4 million related to our other outstanding long-term debt and capital lease obligations, respectively. In fiscal 2001 the Company sold approximately 1.4 million shares of Series C Preferred Stock and received approximately $24.1 million, net of offering costs. In November 2001, we entered into Senior Subordinated Note and Warrant purchase agreements with a group of investors, pursuant to which the we received approximately $9.3 million in proceeds. During 2001 we entered into other financing agreements totaling approximately $0.4 million and repaid approximately $1.4 million on existing loans and capital leases. The financing activities for the fifty-two weeks ended January 1, 2001 included $22.5 million from the issuance of approximately 1.4 million shares of preferred stock, and $3.0 million in proceeds from the issuance of debt incurred under our equipment loan credit facility to finance our equipment requirements, offset by payments on debt and capital leases of $0.2 million, and $0.3 million, respectively. There are two notes payable outstanding under our equipment loan credit facility; a note payable due September 1, 2003 at an interest rate of 9.1%, and a note payable due December 1, 2003 at an interest rate of 8.5%. We currently estimate that our capital expenditures during 2002 will be approximately $22.0 million, principally for the opening of approximately 25 new restaurants, and for maintaining and remodeling existing restaurants. We expect that future restaurants will require, on average, an investment per restaurant (excluding pre-opening expenses which are expensed as incurred) of approximately $650 thousand, net of landlord allowances for certain leasehold improvements, which vary from lease to lease. We expect to fund these expenditures principally through this offering.

      Our capital requirements, including development costs related to the opening of additional restaurants and for maintenance and remodeling expenditures have been, and will continue to be significant. Our future capital requirements and the adequacy of available funds will depend on many factors, including the pace of our expansion, real estate markets, the availability of suitable site locations and the nature of the arrangements negotiated with landlords. We believe that our current liquidity and resources provides sufficient liquidity to fund our operations for at least 12 months; thereafter, we will need to obtain additional financing, or make changes to our operating cost structure in order to achieve positive cash flow. We presently anticipate that funds raised through this offering and internally generated cash flows will be sufficient to fund our cash requirements through 2004; however, the pace of our expansion may depend upon obtaining additional financing.

     Contractual Obligations

      As of December 31, 2001

	Total	Due within	Due in from	Due in from	Due after
Contractual Obligations	(in thousands)	1 year	1 to 3 years	3 to 5 years	5 years

Notes Payable	$2,695.4	$1,136.8	$1,338.3	$108.2	$112.1
Sr. Subordinated Debt (a)	7,907.5	—	—	7,907.5	—
Employment Agreements	4,254.4	1,012.5	3,241.9	—	—
Capital Lease Obligations	577.1	441.9	135.2	—
Operating Lease Obligations (b)	96,919.1	9,915.7	20,817.1	21,700.8	44,485.5
Mandatorily Redeemable Preferred Stock (c)	93,292.9	—	18,768.2	74,524.7	—

(a)	To be prepaid with a portion of the proceeds from this offering. Amount shown is net of discount of $1,045.6.

(b)	Includes approximately $16.9 million of obligations on leases for restaurants which have either been closed or are planned to be closed.

(c)	To be converted to common stock at the time of this offering.

      We are obligated under non-cancelable operating leases for our restaurants and our administrative offices. Lease terms are generally for ten years with renewal options and generally require us to pay a proportionate share of real estate taxes, insurance, common area and other operating costs. Some restaurant leases provide for contingent rental payments.

      Except for the foregoing, we have no off-balance sheet contractual arrangements. We have no unconditional purchase arrangements except that as of September 30, 2002 we were party to contracts with respect to the construction of restaurants for which approximately $4.3 million remained to be paid, and we are obligated to purchase approximately $0.1 million of roasted coffee between now and fiscal year end 2002. Historically we have not purchased nor entered into interest rate swaps or future, forward option or other instruments designed to hedge against changes in interest rates or the price of commodities we purchase, except as described above.

Recent Developments

      In August 2002, we entered into Senior Secured Note and Warrant Purchase Agreements with certain of our existing shareholders and members of our board of directors. See “Related Party Transactions.” These agreements provide us with a credit facility of up to $16.4 million available for general corporate purposes. The facility allows us to draw down funds from time to time until August 12, 2003. Each draw down is evidenced by a senior secured note bearing interest at 12% per anum. As of the date hereof, we have issued $9.5 million of 12% senior secured notes pursuant to this credit facility. These notes rank senior to all of our other funded indebtedness and are secured by all of our tangible and intangible property, other than equipment pledged to secure our equipment loan credit facility (see page F-13) and our capitalized lease obligations (see page F-15). Interest on the notes accrues and is payable together with principal in August 2004. Additionally, all notes issued pursuant to these agreements mature, and the credit facility will terminate, upon the consummation of this offering.

      In connection with the Senior Secured Note and Warrant Purchase Agreements, we issued warrants to purchase an aggregate of 1,553,670 shares of our common stock, at an exercise price of $6.00 per share, pro rata to the parties to the agreement. We may issue additional warrants to these parties to purchase up to an aggregate of 930,000 shares of our common stock, at an exercise price of $6.00 per share. The additional warrants will be issued upon disbursement of cash draw downs we make from this credit facility and upon our acceptance of additional commitments to provide senior secured financing, up to an aggregate amount of $25 million of commitments. Each warrant issued pursuant to the Senior Secured Note and Warrant Purchase Agreements has a five year term and may not be exercised until after one year from the date of issuance.

Recently Issued Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. We are currently evaluating the impact of the adoption of SFAS 141 and 142. We believe that adoption of this standard will not have a material effect on our financial statements, principally because our significant business combination (See Note 3 to the financial statements included in the Prospectus) was accounted for under the pooling of interests method of accounting in which no goodwill was recorded. Effective January 1, 2002, our trademarks with indefinite lives will no longer amortize. We periodically review our intangible assets for possible indicators of impairment.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe adoption of SFAS 143 will not have a material effect on our financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supercedes SFAS 121 and APB Opinion No. 30, “Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This statement retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. We adopted the provisions of this statement beginning in fiscal 2002. We do not believe that the adoption of SFAS 144 will have a material impact on our financial position or results of its operations.

      In April 2002, the FASB approved SFAS 145, “Rescission of FASB Statements No. 4, 44 and 54, Amendment of SFAS 13, and Technical Corrections.” SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We do not expect SFAS 145 to have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      Our market risk exposures are related to our cash, cash equivalents, investments and interest that we pay on our debt and senior subordinated notes. We have no derivative financial instruments or derivative commodity instruments in our cash, cash equivalents and investments. We invest our excess cash in investment grade highly liquid short-term investments. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations.

      All of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk.

Inflation

      The primary inflationary factors affecting our business are food and labor costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage will directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. We believe that inflation has not had a material impact on our results of operations in recent years.

BUSINESS

      We own and operate 83 fast casual restaurants in 11 states and the District of Columbia. Our Cosí restaurants are all-day cafés that feature signature bread and coffee products in an environment we adjust appropriately throughout the day. Our Cosí restaurants offer breakfast, lunch, afternoon coffee, dinner, and dessert menus full of creative, cravable foods and beverages. From Cosí Squagels® (square bagels made from Cosí bread) to our award-winning sandwiches and pizzas, we have developed featured foods that are built around our secret, generations-old recipe for crackly crust flatbread. These products are freshly baked in front of our customers throughout the day in open flame stone hearth ovens prominently located in each of our restaurants. Our coffees are freshly brewed and expertly prepared by our baristas and bartenders. Our coffee beverages range from simple Cosí brews and traditional lattes to our innovative Double Oh Arctic Mochas and specialty coffee cocktails, featuring the Mocha Kiss®. We offer friendly and attentive service in a warm and inclusive atmosphere. Our vision is to become America’s favorite café by giving every customer something to look forward to in their day.

      We operate our restaurants in two formats: Cosí and Cosí Downtown. All of our restaurants offer breakfast, lunch and afternoon coffee in a counter service format. After 5 p.m., our Cosí restaurants add table service and offer dinner and dessert in a casual dining format. Cosí Downtown restaurants, which are located in non-residential central business districts close, for the day, in the early evening. All of our restaurants are designed to be welcoming and comfortable, featuring oversized sofas, chairs and tables, and faux painted walls. The atmosphere of Cosí is appropriately managed for each daypart by changing the music, both style and volume, and lighting throughout the day. The design scheme of our counters and bars, menu boards as well as condiment counters and server stations incorporate warm colors and geometric patterns, intended to create a visual vocabulary that can be easily identified by our customers.

      Our restaurants are located in a wide range of markets and trade areas, including business districts and residential communities in both urban and suburban locations. We believe that we have created significant brand equity in our markets and that we have demonstrated the appeal of our concept to a wide variety of customers. We opened 17 restaurants in 2001, including seven restaurants in the fourth quarter, and expect to open approximately 25 restaurants in 2002 and approximately 53 to 59 restaurants in 2003 (some of which may require additional financing) by expanding our presence in existing markets and selectively entering new markets.

      We believe that the flexibility of our multiple daypart model, the appeal of our high quality, innovative product offering, and our ability to operate in a wide variety of real estate markets have created an attractive restaurant model, providing us with considerable growth opportunities to develop our brand nationwide.

History

      Cosí was created through the October 1999 merger of two restaurant concepts, Cosí Sandwich Bar, Inc. and Xando, Incorporated. Each company served a similar customer, but focused on different parts of the day.

      Cosí Sandwich Bar. The Cosí Sandwich Bar concept was created in Paris in the early 1990’s and brought to the United States by us in 1996. Cosí Sandwich Bar signature “crackly crust” flatbread, derived from a generations-old Italian recipe, was prepared daily at each restaurant where fresh loaves were baked throughout the day. Cosí Sandwich Bar focused on selling sandwiches in high density central business districts in New York, Washington DC, Boston and Philadelphia. Cosí Sandwich Bar received numerous awards, including Time Out New York’s #1 Sandwich and Nation’s Restaurant News “Hot Concept.”

      Xando Coffee and Bar. Xando Coffee and Bar, founded in 1994, was an innovative concept that went beyond the traditional specialty coffee bar. Xando Coffee and Bar locations were open for five dayparts. The 5 p.m. “unveiling” of a full liquor bar featured coffee cocktails and was intended to create a dynamic evening environment. The atmosphere of Xando Coffee and Bar was adjusted appropriately for each daypart by changing the music and lighting throughout the day. The evening environment was completed by the addition of table service. Xando Coffee and Bar received numerous awards, including Innovative Concept of the Year from the Connecticut Restaurant Association.

      Over the last two years during the development of our concept, we added Cosí Sandwich Bar products to the Xando Coffee and Bar five daypart platform. We believe we have created a restaurant concept that satisfies our customers’ needs from Wake Up Call to Last Call®. In 2001, Restaurant Hospitality Magazine selected Cosí as one of America’s Premier Concepts of Tomorrow.

Industry Overview

      We compete in the fast casual segment of the restaurant industry. This segment is characterized by a higher quality, healthier menu selection than offered at quick service restaurants as well as by a less expensive and more time efficient experience than typically found at casual dining restaurants. It is estimated by NPDFoodworld, an independent industry market research firm, that the fast casual segment constituted only approximately 2% of the restaurant industry’s 2000 domestic volume. The 2002 restaurant industry’s sales are estimated by the National Restaurant Association, to approach approximately $408 billion.

      According to NPDFoodworld, in 2001, the fast casual segment grew by 12%, comprised of a 9% increase in traffic and a 3% increase in average check.

      We believe that the fast casual segment will continue to grow faster than the overall restaurant industry as a result of a number of social, demographic and lifestyle trends, including:

•	longer working hours, an increase in dual income families and the aging of the Baby Boomer population result in more frequent dining out as well as an increased premium on consumers’ time;

•	more sophisticated consumer tastes characterized by desire for newer, fresher and higher quality products; and

•	a generally more health conscious society.

      Our average check in 2001 of $6.37 is comparable to the average check in 2001 of $6.19 of Panera Bread Company, a relevant fast casual competitor, as reported in its 2001 annual report on Form 10-K filed with the SEC.

      We believe the fast casual segment is highly fragmented. We also believe that, with no clear leader and no national brand in the fast casual segment, there is considerable opportunity for expansion and for the development of a leading nationwide brand.

Concept and Business Strategy

      Our objective is to build a nationwide system of distinctive restaurants that generate attractive unit economics by appealing to a broad range of customers across five dayparts: breakfast, lunch, afternoon coffee, dinner and dessert. Inherent in this objective is our ability to leverage our core competencies in both bread and coffee by offering creative, cravable products during each daypart, reinforcing the Cosí brand and creating a loyal customer base. To achieve this objective, we intend to utilize the following strategies:

      Build Awareness of the Cosí Brand. We believe that the Cosí name has achieved substantial brand equity among our customers and has become well known within our markets for our signature bread and coffee products, most notably, our award winning crackly crust flat bread, the foundation of every Cosí sandwich. We intend to strengthen this brand loyalty by continuing to offer new menu items based on these signature products, while delivering what we believe to be a consistently memorable customer experience. Additionally, we believe that the Cosí name has become representative of the “cozy” feel of our restaurants, which feature comfortable seating and a warm, inclusive atmosphere. Further, we prominently feature our sun and moon logo on our exterior signage, marketing materials and packaging, in order to emphasize that our customers can visit Cosí throughout the day.

      Provide a Menu Offering Full of Creative, Cravable Foods and Beverages. We offer proprietary bread and coffee products for all five dayparts. All of our signature bread products are made from scratch on premises in front of the customer and baked fresh in our open flame stone hearth oven all day. We believe that our extensive café menu of cravable proprietary products distinguishes us from our competition. Our food menu features Cosí Squagels® (square bagels made from Cosí bread), sandwiches, salads, soups, Cosí-dillasTM (Cosí’s version of the Mexican classic), Cosí CornersTM and other appetizers, Warm n’ Cosí MeltsTM, pizzas, s’mores and other desserts. Our beverage menu features a full line of coffee beverages, teas, Arctic smoothies, mochas and lattes, Screamers® (coffee beverages topped with ice cream) and our signature coffee cocktails. A wide range of our products, including: Cosí Squagel baskets, fresh fruit platters, Cosí Sandwich baskets, Salads, and Dessert Platters, are available outside of the four walls of our restaurants through our catering services. We maintain a pipeline of new menu offerings that are systematically introduced in order to keep our products relevant to consumers in each daypart.

      Capitalize on Proven Multiple Daypart Model. By operating in multiple dayparts, we are able to maximize revenues and leverage both development and operating costs. We select sites that experience strong traffic in at least three of five dayparts. We believe that our core competencies in bread and coffee create a foundation of products suitable for each daypart. The ambiance, through adjustments of lighting and music, is also managed to be appropriate and different for each daypart. We believe our versatility has allowed us to build strong customer loyalty with a high percentage of repeat business. Additionally, as we continue to enhance our product offering in each daypart, our new restaurant average unit volumes have significantly increased. During 2001, despite the negative impact of September 11th across all of our restaurants, average sales for restaurants opened from 1994 to 1999 were approximately $1,040,000 and average sales for restaurants opened in 2000 were approximately $1,400,000.

      Operate in Multiple Real Estate Paradigms. Our restaurants are located in a wide range of markets and trade areas, which include business districts and residential communities in both urban and suburban locations. We believe that this demonstrates the flexibility of our restaurant designs and the appeal of our concept to a wide variety of consumers. Through our development of the Cosí and Cosí Downtown formats in both existing and new markets, we believe we have the platform to expand in multiple real estate paradigms in order to maximize financial performance.

      Provide a High Level of Customer Service. We recognize that a key to a positive customer experience is the customer’s interaction with our partners. We dedicate significant time and resources to our partners’ experience through our “Life of the Partner” program to focus on every aspect of a partner’s development with us, from sourcing, selection and hiring to orientation, training, continuing education, performance evaluation and promotion. Specifically, we offer our partners industry-competitive benefits and equity incentives and we use a selection system built around a success predicting testing program. Our training processes focus on teaching partners to deliver exceptional products with personalized, friendly service, while driving financial results through concentration on increasing sales and managing profitability.

      Leverage our Infrastructure. We have a deep management infrastructure led by seasoned professionals from both the retail and the restaurant industries. We believe that this management team, combined with our founder driven culture, provides us with the right chemistry and experience to execute our growth plans. In addition, we have made a substantial investment in an application service provider model, which allows us to maintain advanced technology without the need to continually re-invest in infrastructure and personnel. We believe our management and systems infrastructure will allow us to manage our growth without any further significant investment in information systems, equipment or personnel.

Growth

      We believe that there are significant opportunities to expand our concept and brand on a nationwide basis. In addition to new restaurant growth, we believe that we will increase average unit volumes through the launch of new menu segments, product innovations and catering sales.

      New Unit Growth. The addition of new restaurants has been our primary source of growth historically and we anticipate that it will be the primary source of growth in the near term. We believe that we have adopted a manageable growth strategy and intend to develop many of our new restaurants in our existing markets, and selectively enter new markets, to gain operational efficiencies, enhance convenience for our customers and increase brand awareness. We do not utilize a commissary system and thus our expansion is not restricted by geographic proximity to commissary kitchens. Our site selection criteria is flexible and allows us to adapt to a wide variety of real estate paradigms including central business districts, urban and suburban residential locations and suburban shopping centers. Because the Cosí concept leverages five major dayparts, we expect that we will develop restaurants in all of these real estate paradigms so that a Cosí restaurant will be available where people live, work and play.

      We plan to open approximately 25 new restaurants during fiscal 2002, and approximately 53 to 59 new restaurants in fiscal 2003 (some of which may require additional financing). We expect that the majority of our restaurants to be opened in the future will be in the Cosí all-day format.

      Increased Average Unit Volumes. We plan to increase sales at our restaurants by expanding our food and drink selections, leveraging each of the five dayparts: breakfast, lunch, afternoon coffee, dinner and dessert. We maintain a pipeline of new menu segments and product launches which are systematically introduced in order to keep our product offerings relevant to consumers in each daypart, drive customer frequency and increase our average check. Additionally, Cosí catering provides us with an additional channel for growth outside of the four walls of the restaurant. Due to the absence of a national catering brand, we believe we have the opportunity to build a nationally recognized catering business with our restaurants serving as distribution points.

      With the implementation of this strategy, our new restaurant average unit volumes have significantly increased. During 2001, despite the negative impact of September 11th across all of our restaurants, average sales for restaurants opened from 1994 to 1999 were approximately $1,040,000 and average sales for restaurants opened in 2000 were approximately $1,400,000.

Expansion Strategy and Site Selection

      Our site selection criteria focuses on identifying markets, trade areas, intersections and specific sites that yield the greatest density of desirable demographic indicators, heavy pedestrian and vehicular traffic patterns, and a highly visible site. In order to maximize our market penetration potential we have developed flexible physical site criteria that allow us to meet the siting specifics of individual markets as they uniquely present themselves. Our restaurants operate in a range of paradigms including: urban central business district, urban residential and suburban locations. Sites are specifically selected within these paradigms where there are strong generators for at least three of the five dayparts. Our prototype restaurant is 2,700 square feet. Current locations range from approximately 1,800 square feet to approximately 4,000 square feet.

      Our restaurants are designed to be welcoming and comfortable, combining elements of an efficient, fast-paced counter-service concept with those of a cozy and inviting table service café. Inside each restaurant, the steel-encased open flame stone-hearth oven sits in a prominent position with its flame visible to customers throughout the day. Our restaurants feature oversized sofas, contemporary chairs and tables, and faux painted walls. Lighting and music, which change throughout the day, are also key elements in creating the inviting Cosí atmosphere. The design scheme of the counters and bars, menu boards as well as condiment counters and server stations use warm colors and geometric patterns intended to create an identifiable visual vocabulary and recognizable trade dress. All of the counters in our restaurants are modular, which provides flexibility in design. A signature of each Cosí location is a painted mural, which covers the liquor display. The liquor bar is hidden during the day and is unveiled at 5 p.m., transforming our Cosí restaurants into an energetic evening café. Each Cosí exterior features prominent signage that clearly displays our trade name and sun and moon logo and the monikers “Breakfast,” “Lunch,” “Dinner” and “Dessert.” The exterior signage for our Cosí Downtown restaurants displays the Cosí Downtown name, the sun and moon logo and the monikers “Breakfast,” “Lunch” and “Catering.”

      Existing Locations. All of our restaurants are located on leased properties. Each lease typically has a 10 year base rent period, with various renewal options. Each lease requires a base rent, and some locations provide for contingent rental payments. At most locations, we reimburse the landlords for a proportionate share of either the landlord’s taxes or yearly increases in the landlord’s taxes.

      The following table depicts existing restaurants, by region as of November 21, 2002:

Street Address	City	Date Opened	Format

Northeast:
103 Pratt Street	Hartford, CT	October 1994	Cosí (a)
338 Elm Street	New Haven, CT	March 1996	Cosí
970 Farmington Avenue	W. Hartford, CT	August 1999	Cosí
133 Federal Street	Boston, MA	October 1998	Cosí Downtown
53 State Street	Boston, MA	May 1999	Cosí Downtown
14 Milk Street	Boston, MA	July 1999	Cosí Downtown
2160 Broadway	New York, NY	May 1997	Cosí
504 Avenue of the Americas	New York, NY	March 1998	Cosí
257 Park Avenue South	New York, NY	February 1999	Cosí
165 East 52nd Street	New York, NY	February 1996	Cosí Downtown
38 East 45th Street	New York, NY	February 1997	Cosí Downtown
11 West 42nd Street	New York, NY	June 1997	Cosí Downtown
60 East 56th Street	New York, NY	September 1997	Cosí Downtown
3 World Financial Center	New York, NY	January 1998	Cosí Downtown
55 Broad Street	New York, NY	March 1998	Cosí Downtown
54 Pine Street	New York, NY	May 1998	Cosí Downtown
1633 Broadway	New York, NY	July 1998	Cosí Downtown
61 West 48th Street	New York, NY	August 1998	Cosí Downtown
202 West 36th Street	New York, NY	November 1998	Cosí Downtown
3 East 17th Street	New York, NY	February 1999	Cosí Downtown
685 Third Avenue	New York, NY	June 1999	Cosí Downtown
461 Park Avenue South	New York, NY	January 2000	Cosí
279 Main Street	Huntington, NY	February 2000	Cosí
50 Purchase Street	Rye, NY	March 2000	Cosí
38 East 51st Street	New York, NY	July 2000	Cosí Downtown
841 Broadway	New York, NY	September 2000	Cosí
15 S. Moger Avenue	Mt. Kisco, NY	December 2000	Cosí
116 Montague Street	Brooklyn, NY	March 2001	Cosí
545 Washington Boulevard	Jersey City, NJ	May 2001	Cosí Downtown
369 Lexington Avenue	New York, NY	August 2001	Cosí Downtown
77 Quaker Ridge Road	New Rochelle, NY	November 2001	Cosí
1298 Boston Post Road	Larchmont, NY	December 2001	Cosí
471 Mount Pleasant Road	Livingston, NJ	September 2002	Cosí
3 Quality Way	Iselin, NJ	November 2002	Cosí
Mid-Atlantic:
235 South 15th Street	Philadelphia, PA	September 1996	Cosí
325 Chestnut Street	Philadelphia, PA	April 1997	Cosí

(a)	Currently operating as a Xando Coffee and Bar location.

Street Address	City	Date Opened	Format

Mid-Atlantic:
1128 Walnut Street	Philadelphia, PA	December 1997	Cosí
3601 Walnut Street	Philadelphia, PA	August 1998	Cosí
761 Lancaster Avenue	Bryn Mawr, PA	September 1998	Cosí
215 Lombard Street	Philadelphia, PA	May 1999	Cosí
1700 Market Street	Philadelphia, PA	September 1999	Cosí Downtown
1720 Walnut Street	Philadelphia, PA	October 2000	Cosí
King of Prussia Mall	King of Prussia, PA	November 2001	Cosí
11909 Democracy Drive	Reston, VA	May 2001	Cosí
3003 N. Charles Street	Baltimore, MD	December 1998	Cosí (a)
1350 Connecticut Avenue	Washington, DC	September 1997	Cosí
1647 20th Street NW	Washington, DC	August 1998	Cosí
301 Pennsylvania Avenue SE	Washington, DC	March 1999	Cosí
2050 Wilson Boulevard	Arlington, VA	April 1999	Cosí
1700 Pennsylvania Avenue	Washington, DC	August 1999	Cosí Downtown
700 King Street	Alexandria, VA	May 2000	Cosí
700 11th Street	Washington, DC	May 2000	Cosí
4250 Fairfax Drive	Arlington, VA	June 2000	Cosí
1919 M Street	Washington, DC	September 2000	Cosí
1001 Pennsylvania Avenue NW	Washington, DC	October 2000	Cosí Downtown
7251 Woodmont Avenue	Bethesda, MD	December 2000	Cosí
1501 K Street NW	Washington, DC	December 2001	Cosí Downtown
1875 K Street	Washington, DC	July 2002	Cosí Downtown
601 Pennsylvania Ave. NW	Washington, DC	September 2002	Cosí
1275 K Street	Washington, DC	September 2002	Cosí
295 Main St.	Exton, PA	November 2002	Cosí
Mid-West:
116 S. Michigan Avenue	Chicago, IL	September 2000	Cosí
57 E. Grand Street	Chicago, IL	October 2000	Cosí
230 W. Washington Street	Chicago, IL	November 2000	Cosí Downtown
1200 North State Parkway	Chicago, IL	February 2001	Cosí
203 North LaSalle Street	Chicago, IL	May 2001	Cosí Downtown
230 West Monroe Street	Chicago, IL	May 2002	Cosí Downtown
1101 Lake Street	Oak Park, IL	June 2001	Cosí
21-25 East Chicago Avenue	Hinsdale, IL	December 2001	Cosí
149 North Weber Road	Bolingbrook, IL	May 2002	Cosí
1402 Commons Drive	Geneva, IL	September 2002	Cosí
4074 The Strand West	Columbus, OH	October 2001	Cosí
6390 Sawmill Road	Columbus, OH	September 2002	Cosí
2212 East Main Street	Bexley, OH	September 2002	Cosí
301 South State Street	Ann Arbor, MI	May 2001	Cosí
101 North Old Woodward Avenue	Birmingham, MI	August 2001	Cosí
301 East Grand River Avenue	East Lansing, MI	May 2002	Cosí
44951 Schoenherr Road	Sterling Heights, MI	May 2002	Cosí
8775 N. Port Washington Road	Fox Point, WI	December 2001	Cosí
30995 Orchard Lake Road	Farmington Hills, MI	July 2002	Cosí
84 N. Adams Road	Rochester Hills, MI	September 2002	Cosí
28674 Telegraph Rd.	Southfield, MI	November 2002	Cosí
1478 Bethel Rd.	Columbus, OH	November 2002	Cosí

(a)	Currently operating as a Xando Coffee and Bar location.

Cosí Products

      We offer proprietary bread and coffee products for all five dayparts — breakfast, lunch, afternoon coffee, dinner and dessert. All of our signature bread products are made from scratch on premises in front of the customers and baked fresh in our open flame stone hearth oven throughout the day. These cravable proprietary products provide the basis for our extensive café menu and, we believe, distinguish us from our competition. Our food menu features Cosí Squagels® (square bagels made from Cosí bread), sandwiches, salads, soups, Cosí-dillasTM (our version of the Mexican classic), Cosí CornersTM and other appetizers, Warm n’ CosíMeltsTM, pizzas, s’mores and other desserts. Our beverage menu features a full line of coffee beverages, teas, Arctic smoothies, mochas and lattes, Screamers® (coffee beverages topped with ice cream), and our signature coffee cocktails.

      We regularly introduce new menu segments and products in order to keep our product offerings relevant to consumers in each daypart. New recipes are developed by our executive chef in conjunction with our partner suppliers. These recipes are thoroughly evaluated, both internally and through consumer focus groups. New products are intended to drive customer frequency and average checks, resulting in increased average unit volumes in new locations and positive same restaurant sales increases in existing locations.

      A selection of Cosí signature products is described below:

      Cosí Sandwiches. The foundation of every Cosí sandwich is our signature crackly crust flatbread, derived from a generations-old Italian recipe. We prepare dough daily at each of our restaurants and bake fresh loaves throughout the day. Our Cosí Bread is then filled with an innovative mix of ingredients, creating our specialty sandwich combinations, such as Buffalo Chicken with Blue Cheese S’bread, Tandoori Chicken with Roasted Red Peppers and Cosí Vinaigrette and Cranberry Roasted Turkey with Romaine. In addition to our marketed list of specialty sandwich combinations, customers can create their own Cosí sandwich combinations by choosing from the vast array of fresh ingredients displayed behind glass counters, as they watch Cosí Bread being baked in our prominently displayed open flame stone hearth oven. For dinner, we recently introduced Warm n’ Cosí MeltsTM, including the Cosí Cheese Steak and the Cosí Chicken Parmesan.

      Cosí Coffee and Coffee Cocktails. Cosí Coffee includes a full line of espresso-based beverages such as lattes, cappuccinos and mochas as well our proprietary house blend of four Central and South American coffees. We also feature Arctic Mochas and Lattes, which have become warm weather favorites of our customers. In the evening, we integrate liquor into our coffee beverage line and feature a variety of coffee cocktails such as the Mocha Kiss® (Kahlua, Irish Cream, Grand Marnier, espresso, steamed milk and chocolate syrup topped with whipped cream). Cosí partners expertly brew coffee using state-of-the-art brewing equipment located in each restaurant, with the exacting standards we believe are necessary to ensure a great cup every time.

      Cosí Pizza. Cosí Pizza is made from an intriguingly thin, crispy crust version of our flat bread and baked in our stone hearth ovens. We use fresh ingredients and a secret recipe tomato sauce, which carefully balances flavors. Cosí customer favorites, which include both red and white pies, feature the classic traditional cheese pizza, as well as our specialty Grilled Chicken and Caramelized Onions, Goat Cheese and Roasted Red Peppers, and Bruschetta Pizzas. Additionally, we offer a variety of traditional and specialty toppings that enable our customers to build their own pizza. At 11 inches round, Cosí Pizzas make a satisfying course for one, or a shareable portion of a larger meal.

      After the introduction of Cosí Pizza and our enhanced dinner menu to existing locations, food sales in the dinner and dessert dayparts increased approximately 115% in those locations from the four weeks before the menu launch to a four-week period in the first quarter of 2002 following the menu launch.

      Cosí Squagels®. Cosí Squagels® are square bagels made from fresh Cosí Bread and baked in our stone hearth ovens every morning. Cosí Squagels® are a key element of our breakfast daypart and leverage the popularity of Cosí Bread and New York style bagels. Cosí Squagels® come in a variety of flavors, including: Asiago Cheese, Poppyseed, Sesame, Onion, Everything, Plain, Salt, Cinnamon Raisin, and Dried Fruit and can be individually prepared by our partners with a full line of Cream Cheese S’breads.

      After the introduction of Cosí Squagels® to existing locations, sales in the breakfast daypart increased approximately 30% in those locations from the four weeks before the product launch to a four-week period in the first quarter of 2002 following the product launch.

      Cosí S’mores and S’mmm...oreos. Cosí S’mores is an interactive dessert, which allows customers to roast their own marshmallows and melt chocolate over an open flamed hibachi right at their table. The S’mmm...oreos is a variation on the S’mores utilizing giant Oreo® cookies instead of the traditional graham cracker. These products complement our full dessert offering and appeal to a broad range of customers.

      Cosí Salads. The Cosí Salad offering features the Signature Salad, with spinach and field greens, gorgonzola cheese, grapes, pistachios, pears and dried cranberries, and a roasted shallot sherry vinaigrette, as well as the Chicken Shanghai Salad, with mesclun lettuce with grilled chicken, Oriental noodles, carrots, and scallions tossed with low fat Oriental dressing. Our salads are available in lunch portions or in larger sharable portions for dinner.

      Catering. Our catering menu offers a wide range of products to meet our customers’ needs, including: Cosí Squagel® baskets, fresh fruit platters, Cosí Sandwich baskets, Salads, and Dessert Platters. Cosí catering provides us with an additional channel for growth outside of the four walls of the restaurant. With the absence of a national catering brand, we believe we have the opportunity to build a nationally recognized catering business with our restaurants serving as distribution points.

Unit Economics

      During 2001, despite the negative impact of September 11th across all of our restaurants, average sales for restaurants opened from 1994 to 1999 were approximately $1,040,000 and average sales for restaurants opened in 2000 were approximately $1,400,000. This increase is due to the leveraging of our multiple daypart strategy, which entailed adding new menu segments and innovative products throughout our five dayparts in order to raise sales.

      The following graphics depict the percentage of sales each daypart contributed to our overall sales at our locations in fiscal 2001. The first graphic represents our five daypart locations and the second graphic represents our three daypart locations. As shown, our Cosí five daypart restaurants have significant revenues both before and after 5 p.m., while the predominance of Cosí Downtown three daypart restaurants’ sales occur during the lunch daypart. As the third graphic depicts, our restaurants have a strong beverage component. Our beverage to food ratio in 2001 across all locations is approximately 33% beverage to 67% food, a ratio resulting in high gross margins. Our gross margin, sales less cost of goods sold, for restaurants opened the full year of 2001 was 73.4%.

      We believe that our restaurants located in the Washington D.C. Metropolitan Statistical Area, or MSA, are most representative of the restaurants that we expect to develop in the future. The restaurants located in this MSA, our second largest market, with 11 locations that were open for all of 2001, did not face the combination of factors that impacted our 16 restaurants in New York Central Business District locations. Despite the effects of September 11th on this MSA, these restaurants had total cost of sales of 81.7% in 2001. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

People

      At the end of the third quarter of fiscal 2002 we had 2,581 employees, 81 of which served in administrative or executive capacities, 254 of which served as restaurant management personnel, and 2,246 of which were hourly restaurant personnel.

      We recognize that our partners are a key to a positive customer experience. We encourage partners to share a sense of ownership and mission with management. It is because of this shared sense of ownership that we call all Cosí employees “partners.” We have developed the Life of the Partner model that facilitates a Cosí partner’s development from initial sourcing and selection to continuing education and promotion.

      We believe we are able to attract highly qualified and energetic partners at all levels by offering an industry-competitive catalog of benefits including “My Slice of the Bread” stock options, continuous internal growth channels, an Experience Life Bonus, educational contributions and a 401(k) plan.

      Our restaurants are staffed by managers, certified shift leaders and hourly partners. All Cosí hourly and management partners complete a predictive test and interview process which assesses the individual’s “fit” against our indicators for success, and measures areas such as drive and energy, service orientation and leadership abilities. Because of the food delivery system within the restaurant, all hourly partners have some level of customer interaction. We have designed the hourly partner hiring profile to attract people with high-energy, who are customer service oriented and driven to succeed.

      We have a comprehensive and structured training program for all hourly functions as well as management positions. Each hourly partner’s training program begins with a structured orientation given by a Regional Training Manager and is followed by a week of position training with a certified “Commando,” or in-restaurant trainer, and daily written tests, and continues on every subsequent shift with the General Manager. The Manager Training Program is divided into four segments: Position Training, Leadership and Team Building, Customer Experience Management, and Finance and Administration. The Manager Training Program focuses on all aspects of business management, people development and results orientation measured through demonstrative and skills based testing. We strive to select and develop well trained business leaders and talented, motivated partners.

      None of our employees are covered by collective bargaining agreements, and we have never experienced an organized work stoppage or strike. We believe that our working conditions and compensation packages are competitive and consider relations with our employees to be good.

Operations

      Management Structure. The restaurant operations team is built around regional centers, led by a Regional Vice President, who reports to our Chief Operating Officer. Each Regional Vice President is responsible for all operations, training, recruiting and human resources within his or her region. The Regional Vice Presidents are responsible for the financial plan for their region and for the people development plan to support the growth in their region. They oversee all aspects of the sourcing, selecting, hiring, training and development outlined in our Life of the Partner program. The Regional Vice Presidents are responsible for execution of our management systems.

      Internal Communication. Our training programs emphasize the importance of communication between management and hourly partners on a daily basis. We have developed a succession of structured communication from the regional level to the hourly partner level to ensure that all operations initiatives are communicated and executed effectively. The strength of our communication process allows us to react swiftly to partner and customer feedback. We believe that this process allows us to maintain consistent restaurant operations as we grow.

      Sales Forecasting. Each of the Regional Vice Presidents and their District Managers have real time access to sales forecast and actual sales information in their restaurants through our web based reporting system. This allows restaurant management teams to plan their staffing requirements on a weekly, daily and even hourly basis to effectively serve our customers. We believe the ability of our multi-unit supervisors to direct changes based on financial results throughout the week gives us a competitive advantage.

      Customer Service Evaluation. During training, our hourly partners are introduced to our standards of service. In order to monitor our success in executing to these standards and to give our hourly partners consistent performance feedback, we employ an external secret shopping service. Scores and comments are reviewed with the individual partner who was shopped and then posted in the restaurant to educate all of the partners. Our management bonus system includes the scores from these secret shops. Finally, rankings in critical categories are distributed company wide by region and district to identify which restaurants are achieving the highest scores.

      Product Quality. Our food and beverage quality is managed at three critical stages: sourcing, line readiness and product preparation. Products are delivered several times each week so that all restaurants maintain fresh, quality products. Because our restaurants serve a different variety of products during all five dayparts, a specific line readiness checklist is completed to ensure that the products have been rotated, prepared and staged correctly. Finally, our partner-training program includes certification in both product knowledge and product preparation standards.

      Food and Labor Cost Controls. Our information system allows us to track actual versus theoretical labor and cost of goods sold. Detailed reports are available at the restaurant level showing variances on an item-by-item basis. The system is fully integrated into our accounts payable and general ledger systems so that restaurant managers have control and can be held accountable for their results. The restaurant manager’s bonus includes a component based on food cost variance versus theoretical costs.

      We have developed a labor management system that helps our managers control labor and ensures that staffing levels are appropriate to meet our service standards. This labor management system provides our multi unit managers with performance reports on a real time basis that help them make staffing adjustments during the course of the week. Our system was developed to maximize labor efficiency and profitability of the restaurants.

      We believe that the combination of these structured restaurant operating systems and technologies allow our operators to focus their time more effectively on the day to day drivers of our business.

Scaleable Systems Infrastructure

      We believe that our information technology infrastructure is one of our competitive advantages. We use an ASP model, which allows us to have the latest in technology and up to the minute information without continually having to re-invest in hardware and personnel. Our strategy includes utilizing web technology to put information into the hands of the people who need to make decisions in a timely manner.

      Our point of sale, back-office modules, and our Oracle financials systems are fully integrated. This integration allows us to all be working with the same, accurate data with minimal staffing. All information relating to restaurant operations is uploaded onto a secure web site five times a day for review and pre-selected reports are distributed to our operations team via wireless and e-mail solutions.

      We have a redundancy and back-up plan in place for all data as well as a disaster recovery plan. The plan encompasses daily back up, weekly off-site storage, and redundant facilities.

Marketing

      We believe we enjoy broad appeal among fast casual customers, who place a high value on quality food, convenience to home and work, and a good value proposition. We compete with quick-serve alternatives during the day and casual dining restaurants in the evening, and have developed our menu and pricing accordingly. Our average check in 2001 of $6.37 is comparable to the average check in 2001 of $6.19 of Panera Bread Company, a relevant fast casual competitor, as reported in its 2001 annual report on Form 10-K filed with the SEC.

      We focus our marketing efforts on building brand awareness, increasing customer frequency and growing sales per visit. We believe awareness of the Cosí brand is primarily achieved through strong site location, word of mouth and public relations, as well as leveraging our catering capabilities to build corporate sales and support key marketing events for our brand. We have been featured or mentioned in over one thousand print publications including The Wall Street Journal, The New York Times and The Washington Post. Additionally, we have won Time Out New York’s award for New York’s Best Sandwich, “Hot Concept” by Nation’s Restaurant News and “Premier Concepts of Tomorrow” by Restaurant Hospitality Magazine.

      We seek to maintain a pipeline of new menu segments and products, which are systematically introduced onto our menu in order to keep our product offerings relevant to consumers in each daypart. Our new menu introductions build on the successful Cosí platform of proprietary bread and coffee products offered across multiple dayparts. Successful introductions like Cosí Squagels®, Cosí-dillasTM and Warm n’ Cosí MeltsTM have enabled us to maintain strong consumer interest.

Purchasing

      We have relationships with some of the country’s leading food and paper providers to provide our restaurants with high quality proprietary food items at competitive prices. We source and negotiate prices directly with these suppliers and distribute these products to our restaurants through one distributor. Cosí does not utilize a commissary system and thus our expansion is not restricted by geographic proximity to commissary kitchens. Our inventory control system allows each restaurant to place orders electronically with our master distributor and then transmit the invoice electronically to our accounts payable system. Our scalable system eliminates duplicate work, and we believe gives our management tight control of costs while ensuring quality and consistency across all restaurants.

      We purchase coffee through a single supplier. In the event of a business interruption, our supplier is required to utilize the services of a third party roaster to fulfill its obligations. If the services of a third party roaster are used, our supplier will guarantee that the pricing formula and product fulfillment standards stated in our contract will remain in effect throughout such business interruption period. We may terminate our agreement with this supplier upon 180 days notice.

      Our primary suppliers and master distributor, Maines Food and Paper Service, Inc., have parallel facilities and systems to minimize the risk of any disruption of our supply chain.

Competition

      The restaurant industry is intensely competitive and we compete with many well-established food service companies, including other sandwich retailers, specialty coffee retailers, bagel shops, fast food restaurants, delicatessens, cafés, bars, take-out food service companies, supermarkets and convenience stores. The principal factors on which we compete are taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. Our competitors change with each of the five dayparts, ranging from coffee bars and bakery cafés in the morning daypart, to fast food restaurants and cafés during the lunch and afternoon dayparts, to casual dining chains during the dinner and dessert dayparts. Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than we can. We also compete with other employers in our markets for hourly workers and may be subject to higher labor costs. We believe that our concept, attractive price-value relationship and quality of products and service allows us to compete favorably with our competitors. Additionally, through our comprehensive site selection process and branded restaurant design we identify premier locations that increase customer convenience and are highly visible.

Intellectual Property

      We have the following US Trademark registrations: “COSÍ,” “Totally Toasted Almond Mocha,” “Mocha Kiss,” “Squagels,” “Xando,” our sun and moon logo, “Wake Up Call to Last Call,” “Symphony Blend,” “King of Hearts Blend,” “Xandwich,” “Generation XO,” and “Screamers.” We have US Trademark applications pending for: “Cosí Downtown,” “Warm n’ Cosí Melts” and “Cosí Corners,” and “Arctic” is an unregistered trademark.

      We have registered the trademark “COSÍ” in seven foreign jurisdictions with respect to goods and services. We also have applications pending for registration for the trademark “COSÍ” in four other foreign jurisdictions.

Government Regulation

      Our restaurants are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to environmental, building, construction and zoning requirements and the preparation and sale of food and alcoholic beverages. Our facilities are licensed and subject to regulation under state and local fire, health and safety codes.

      Many of our restaurants are required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and/or municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license in a particular location could adversely affect that restaurant and our ability to obtain such a license elsewhere.

      We are subject to “dram shop” statutes in the states in which restaurants are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which we believe is consistent with coverage carried by other entities in the restaurant industry. Although we are covered by insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a material adverse effect on us.

      Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level. Significant numbers of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs. We are also subject to the Americans With Disability Act of 1990, which, among other things, prohibits discrimination on the basis of disability in public accommodations and employment. We are required to comply with the Americans with Disabilities Act and regulations relating to accommodating the needs of the disabled in connection with the construction of new facilities and with significant renovations of existing facilities.

Legal Proceedings

      From time to time, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, claims under federal and state laws governing access to public accommodations, employment related claims and claims from guests alleging illness, injury or other food quality, health or operational concerns. To date, none of such litigation, some of which is covered by insurance, has had a material effect on us.

MANAGEMENT

Executive Officers and Directors

      The following contains information concerning our directors and executive officers:

Name	Age	Position

Andy Stenzler	34	Chairman and Chief Executive Officer
Jay Wainwright	31	President and Director
Nick Marsh	33	Chief Operating Officer and Director
Kenneth S. Betuker	50	Chief Financial Officer
David Orwasher	42	Chief Development Officer
Jamie Mattikow	38	Vice President of Marketing
Gilbert Melott	38	Vice President of People
Shep Wainwright	29	Vice President of Real Estate
James M. Riley, Jr.	38	Vice President of Store Development
Charles Gray	30	Vice President of Information Systems
Terry Diamond	63	Director
Creed L. Ford, III	49	Director
Eric Gleacher	62	Director
D. Ian McKinnon	35	Director
Jeffrey M. Stork	46	Director
Greg Woolley	28	Director

      Andy Stenzler, Chairman and Chief Executive Officer. Mr. Stenzler was a founder of our predecessor company, Xando Coffee and Bar in 1994, and was most recently Chairman and Co-Chief Executive Officer of that company prior to its merger with Cosí Sandwich Bar, Inc. in 1999. Mr. Stenzler currently serves as Chairman and Chief Executive Officer. Mr. Stenzler was named an Ernst & Young New York City Entrepreneur of the Year for 2002. Mr. Stenzler was also named “40 under 40” by Crain’s New York Business and listed “35 Under 35” by New York Magazine. The Resident Publications’ recognized Mr. Stenzler as one of the ‘Big 100’ in their story on the 100 most influential New Yorkers. Additionally, he was featured in Smart Money Magazine and on the cover of Entrepreneur Magazine. In 2001, Mr. Stenzler was named a “Concept of Tomorrow” Visionary by Restaurant Hospitality magazine. He received a Bachelor of Engineering degree from the University of Michigan at Ann Arbor in 1990 and a Masters Degree in Business Administration in Finance and International Business from the Stern School of Business at New York University in 1994.

      Jay Wainwright, President and Director. Mr. Wainwright, a founder of Cosí Sandwich Bar, Inc., served as Chairman and Chief Executive Officer of that entity from its inception in 1996 until its merger with Xando, Incorporated in 1999. Mr. Wainwright currently serves as President. Mr. Wainwright received a Bachelor of Arts degree from Hamilton College. Mr. Wainwright is the brother of Shep Wainwright and the nephew of Eric Gleacher.

      Nick Marsh, Chief Operating Officer and Director. Mr. Marsh, a founder of Xando Coffee and Bar, served as President of that entity from its incorporation in 1994 until the merger with Cosí Sandwich Bar, Inc. in 1999. Mr. Marsh currently serves as Chief Operating Officer. Prior to founding Xando Coffee and Bar, Mr. Marsh was a management consultant with the strategy firm of Marakon Associates and was Vice President of Mergers and Acquisitions for Shawmut Bank in Hartford, Connecticut, for two years. Mr. Marsh graduated from Princeton University, cum laude, in 1990 with a Bachelor of Arts degree.

      Kenneth S. Betuker, Chief Financial Officer. Mr. Betuker has served as Chief Financial Officer of Cosí since May 2000. Prior to joining Cosí, Mr. Betuker was the Chief Financial Officer at Noodle Kidoodle, Inc., from 1996 to May 2000, and the Chief Financial and Administrative Officer of First National Supermarkets, Inc. (a subsidiary of Royal Ahold, NV), from 1986 to 1996. Mr. Betuker graduated from Cleveland State

University, cum laude, with a Bachelor of Science degree, and was awarded a Masters Degree in Business Administration, with Highest Distinction, from Babson College.

      David Orwasher, Chief Development Officer. Mr. Orwasher joined Cosí as Chief Development Officer in December 2001. From 1996 to 2000, Mr. Orwasher served as Vice President of Development and Asset Management for the Eastern U.S. for Starbucks Corporation where he helped build the real estate development and asset management organization and helped open over four hundred stores in numerous markets in the Eastern U.S. Prior to joining Cosí, from 2000 to 2001, he served as the Chief Development Officer for Zoots, a dry cleaning company founded by Tom Stemberg and Todd Krasnow of Staples, Inc. Before joining Starbucks, Mr. Orwasher spent five years as Associate Counsel and Director of Leasing and Brokerage for the Breslin Realty Development Corp., in addition to spending approximately five years with the real estate group at Marriott International, Inc. and two years with the Hershey Foods Corporation, Friendly Restaurant Division. Mr. Orwasher is a graduate of Vassar College, receiving a Bachelor of Arts degree in Environmental Science, and earned he a Juris Doctor degree from Pace University. He is a licensed attorney and is admitted to practice in the states of New York and Connecticut.

      Jamie Mattikow, Vice President of Marketing. Mr. Mattikow has served as our Vice President of Marketing since May 2001. Prior to joining Cosí, Mr. Mattikow was Sr. Vice President of Marketing for Seagram Beverage Company, a division of Joseph E. Seagram and Sons Inc., from May 1998 to April 2001. From January 1992 to April 1998, he was with Kraft Foods, Inc., where he held positions ranging from Brand Manager and Marketing Director, to Category Business Director. Mr. Mattikow received a Masters Degree in Business Administration from Columbia University School of Business with a dual concentration in Finance and Marketing. He also received a Bachelor of Arts degree in Economics and Political Science from Lafayette College in 1986.

      Gilbert Melott, Vice President of People. Mr. Melott has served as our Vice President of Human Resources and Training since December 2001. From December 1995 to November 2001, he was with Bennigan’s, as Executive Director of Training and as Vice President of People, Process and Education. Prior to joining Bennigan’s, Mr. Melott was a Division Director of Human Resources at Sheraton Holding Corporation in Boston and spent four years as Divisional Training and Development Manager at TGI Friday’s. Mr. Melott is a nationally recognized expert in generational workplace studies and recipient of Industry of Choice awards for achievement in training and education. Mr. Melott received a Bachelor of Science degree in Marketing and Organizational Communication from Fordham University in 1985.

      Shep Wainwright, Vice President of Real Estate. Mr. Wainwright, a founder of Cosí Sandwich Bar, Inc., served as President of that entity from its inception in 1996 until the merger with Xando, Incorporated in 1999. Mr. Wainwright currently serves as Vice President of Real Estate. Mr. Wainwright graduated from Hamilton College, cum laude, in 1995 with a Bachelor of Arts degree. Mr. Wainwright is the brother of Jay Wainwright and the nephew of Eric Gleacher.

      James M. Riley, Jr., Vice President of Store Development. Mr. Riley has served as our Vice President of Store Development since May 2000. Prior to joining Cosí, he was Chief Development Officer for Corners, Inc. from January 1998 to April 2000. Prior to joining Corners, Mr. Riley was with Boston Chicken, Inc. and Einstein Bros. Bagels, where he participated in opening over 200 locations. Mr. Riley has a Bachelor’s degree in Construction Management and Architectural Engineering from Wentworth Institute of Technology in Boston, Massachusetts.

      Charles Gray, Vice President of Information Systems. Mr. Gray currently serves as our Vice President of Information Systems, and has been with Cosí since September 1998. Mr. Gray is a ten year veteran in the food service industry having served as Director of Training for RANCH *1, Inc. from 1996 to 1998, Director of Operation Services for Einstein Bros. Bagels from 1995 to 1996, and Assistant Director of Training for Boston Market Corporation from 1992 to 1995. Mr. Gray is a graduate of the State University of New York at Albany.

      Terry Diamond, Director. Mr. Diamond, a director since April 1998, has served as Chairman of Talon Asset Management, which manages individual investment advisory accounts and is the sub-agent with investment responsibility for the ABN Amro Talon Fund, since 1996. Mr. Diamond is also the Managing Member of Talon Opportunity Partners LLC, as well as the General Partner of Talon Opportunity Partners, L.P. Mr. Diamond has acted as a consultant and board member to many private, public, and philanthropic organizations. Currently, he is a Board Member of Venetec International, Inc. and PlayNetwork, Inc. Mr. Diamond received a Bachelor of Science degree from the University of Michigan in 1960 and a Juris Doctor degree from the University of Chicago Law School in 1963.

      Creed L. Ford, III, Director. Mr. Ford has been a director since March 1997. Mr. Ford has been Chairman and Co-Chief Executive Officer of Fired Up, Inc., the parent company of Johnny Carino’s Country Italian restaurants and Gumbo’s Louisiana Style Café since 1997, and the President of Ford Restaurant Group, a Chili’s Grill & Bar franchisee, since 1997. From 1976 through 1997, Mr. Ford served in various capacities at Brinker International, Inc., including Chief Operating Officer. As COO and Director, Mr. Ford oversaw all operations at Brinker for all of its restaurant concepts. Mr. Ford serves on the boards of Rudy’s BBQ, Texas Restaurant Association Education Foundation, Texas A&M Center of Entrepreneurship and Fired Up, Inc.

      Eric Gleacher, Director. Mr. Gleacher has been a director since 1996 and has been Chairman of Gleacher Partners LLC since 1990. Mr. Gleacher founded the M&A department at Lehman Brothers Inc. in 1978 and headed Global Mergers and Acquisitions at Morgan Stanley from 1985 to 1990. He currently serves on the boards of the University of Chicago and New York University and is Secretary of the United States Golf Association. Mr. Gleacher received a Masters of Business Administration from the University of Chicago and a Bachelor of Arts from Northwestern University and served as a U.S. Marine Infantry Officer in the 1960s. Mr. Gleacher is the uncle of Jay and Shep Wainwright.

      D. Ian McKinnon, Director. Mr. McKinnon has been a director since 2000, and is a Partner of Ziff Brothers Investments, L.L.C. He is also the President of ZBI Equities, L.L.C., ZBI’s domestic public equity investment adviser with several billion dollars under management. He currently also serves on the Board of Trustees of Occidental College. Mr. McKinnon received a Masters Degree in Business Administration from the Harvard Business School, with High Distinction as a George F. Baker Scholar. He graduated summa cum laude and Phi Beta Kappa from Occidental College, with a Bachelor of Arts degree in Public Policy.

      Jeffrey M. Stork, Director. Mr. Stork has been a director since March 1995. Mr. Stork was most recently President and Chief Executive Officer of The StonCor Group from 1983 to 2000. Currently, Mr. Stork is the Managing Partner of Forms+Surfaces, LLC, a national architectural products manufacturer. He currently serves on the boards of Sequel Genetics, Inc. and Forms+Surfaces LLC. Mr. Stork earned a Bachelor of Science degree in Chemical Engineering from Lehigh University.

      Greg Woolley, Director. Mr. Woolley has been a director since June 2001 and is Chief Executive Officer and a Director of the LJCB Investment Group. LJCB is one of Australia’s leading private investment houses. Prior to this, Mr. Woolley practiced mergers and acquisitions with Macquarie Bank Limited. Mr. Woolley currently serves on the Boards of Issues and Images, an Australian marketing communications company, and the Australian Museum of Contemporary Art. Mr. Woolley received a Bachelor of Commerce degree and a Bachelor of Law degree, with Honours, from the University of Tasmania.

Board of Directors

      The board of directors currently consists of nine directors, three of whom are employed by Cosí. Our certificate of incorporation provides for our board to be divided into three classes of directors serving staggered three year terms. The terms of office of the directors will expire as follows: Andy Stenzler (Class I director) in 2005; Jay Wainwright (Class II director) in 2004; Nick Marsh (Class III director) in 2003; Terry Diamond (Class III director) in 2003; Creed Ford (Class II director) in 2004; Eric Gleacher (Class II director) in 2004; D. Ian McKinnon (Class I director) in 2005; Jeffrey Stork (Class I director) in 2005; and Greg Woolley (Class III director) in 2003.

Board Committees

      Compensation Committee. The compensation committee of our board of directors recommends, reviews and oversees the salaries, benefits and option plans for our employees, consultants and other individuals compensated by us. The members of the compensation committee are Ian McKinnon, Jeffrey Stork and Eric Gleacher.

      Audit Committee. The audit committee of our board of directors reviews, acts on and reports to our board with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of our annual audits, fees to be paid to the auditors, evaluating the performance of our independent auditors and our accounting practices. The members of our audit committee are Jeffrey Stork, Creed Ford and Greg Woolley.

      Nominating Committee. The nominating committee of our board of directors recommends to our board those individuals to be nominated as directors. The members of our nominating committee are Andy Stenzler, Creed Ford and Jeffrey Stork.

Compensation of Directors

      We reimburse each director for travel and other related expenses incurred in attending meetings of the board of directors and committee meetings.

Compensation Committee Interlocks and Insider Participation

      The compensation committee of our board of directors is comprised of Ian McKinnon, Jeffrey Stork and Eric Gleacher. None of these individuals was at any time during the 2001 fiscal year or at any other time an officer or employee of Cosí. No executive officer of Cosí serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification and Limitation of Director and Officer Liability

      Pursuant to provisions of the Delaware General Corporation Law, we have adopted provisions in our by-laws and our certificate of incorporation, which eliminate or limit the personal liability of directors to Cosí and its shareholders for monetary damages for breach of fiduciary duty. Our by-laws also allow us to indemnify our officers and someone serving at our request as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise to the fullest extent permitted by Delaware law.

Executive Compensation

      The following table sets forth information regarding the total compensation earned during 2001 by our Chairman and Chief Executive Officer and each of our other four most highly compensated executive officers.

“Other annual compensation” includes perquisites and other personal benefits paid to each of the officers named below.

Summary Executive Compensation Table

					Long Term
					Compensation
					Awards
		Annual Compensation
					Securities
				Other Annual	Underlying	All Other
Officer	Year	Salary	Bonus	Compensation	Options	Compensation (a)

Andy Stenzler	2001	$137,500	$19,342	—	145,782	—
Chairman and Chief Executive Officer
Kenneth S. Betuker	2001	$215,000	$9,383	—	99,465	—
Chief Financial Officer
James M. Riley, Jr.	2001	$185,000	$5,578	—	68,096	—
Vice President, Store Development
Jay Wainwright	2001	$137,500	$17,689	—	71,915	—
President
Nick Marsh	2001	$137,500	$19,342	—	145,782	—
Chief Operating Officer

(a)	The value of perquisites and benefits for each named officer does not exceed the lesser of $50,000 or 10% of total annual salary and bonus.

Stock Options

     Amended and Restated Cosí, Inc. Stock Incentive Plan

      A total of 8,900,000 shares of our common stock have been reserved for issuance under the Amended and Restated Cosí, Inc. Stock Incentive Plan. Shares subject to any unexercised options granted under the plan, which have expired or terminated become available for issuance again under the plan. The plan provides for discretionary grants of incentive stock options, nonqualified stock options and stock appreciation rights, or SARs, to our employees and consultants. The exercise price per share for an incentive stock option may not be less than 100% of the fair market value of a share of our common stock on the grant date. The exercise price per share for a nonqualified stock option may not be less than 85% of the fair market value of a share of our common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value of a share of our common stock on the grant date. The aggregate fair market value, determined on the date of grant, of the shares with respect to which incentive stock options are exercisable for the first time during any calendar year under all Cosí plans may not exceed $100,000. Our compensation committee has full discretion to administer and interpret the plan, to adopt such rules, regulations and procedures as it deems necessary or advisable, and to determine the persons eligible to receive options or SARs, the time or times at which the options or SARs may be exercised, and whether all of the options or SARs may be exercised at one time or in increments.

      We may elect at any time to cancel any option or SAR granted under the plan, and, in the case of an option, pay the holder of such option the excess of the fair market value of the shares subject to the option as of the date of such election to cancel over the exercise price set forth in the particular grant agreement, or, in the case of an SAR, the value of the SAR as of the date of such election. We also may elect at any time to convert any option granted under the plan to an SAR.

     1996 Cosí Sandwich Bar, Inc. Incentive Stock Option Plan

      As of September 30, 2002, options to purchase approximately 274,000 shares of our common stock are outstanding under the Cosí Sandwich Bar, Inc. Incentive Stock Plan. Shares subject to any unexercised options granted under the plan, which have expired or terminated become available for issuance again under the plan. No stock options may be granted under the plan after October 1, 2001. The Cosí Sandwich Bar, Inc. Incentive Stock Plan provides for discretionary grants of incentive stock options to certain key employees. The exercise price per share for an option may not be less than 100% of the fair market value of a share of our common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value of a share of our common stock on the grant date. To the extent that the aggregate fair market value of stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under this plan and all of our other incentive stock option plans or our subsidiaries) exceeds $100,000, such incentive stock option shall be treated as options which are not incentive stock options. In the event an optionee’s employment is terminated by us, other than for cause, such optionee may exercise any exercisable options under the plan for a period of 30 days. In the event an optionee’s employment is terminated by reason of death, such optionee may exercise any exercisable options under the plan for a period of 6 months. In the event an optionee’s employment is terminated by us for cause, all options held by such optionee are immediately cancelled and we may require such optionee to sell to us, at a sales price equal to the lesser of the exercise price and the fair market value of the underlying shares, all shares owned by the optionee which were acquired pursuant to this plan. The Cosí Sandwich Bar, Inc. Incentive Stock Option Plan is administered and interpreted by the board of directors.

     Cosí Non-Employee Director Stock Option Plan

      A total of 250,000 shares of our common stock have been reserved for issuance under the Cosí Non-Employee Director Stock Option Plan. Shares subject to any unexercised options granted under the plan, which have expired or terminated become available for issuance again under the plan. The Cosí Non-Employee Director Stock Option Plan provides for discretionary grants of non qualified stock options and SARs to our non-employee directors. The board of directors has full discretion to administer and interpret the plan and full discretionary authority to determine the non-employee directors eligible to receive options or SARs, the time or times at which the options or SARs may be exercised, and whether all of the options or SARs may be exercised at one time or in increments; provided, however, the purchase price of shares subject to a non-qualified stock option shall not be less than 85% of the fair market value of a share of our common stock on the grant date. Each optionee under the plan may exercise any unexpired options or SARs following a change in control of Cosí, a sale of substantially all of the assets of Cosí, or shareholder approval of the dissolution of Cosí.

      The following table shows information concerning stock options held by each of the officers named below as of December 31, 2001.

Option Grants in Last Fiscal Year

					Potential Realizable
					Value at Assumed
	Individual Grants				Annual Rates of
					Stock Price
	Number of	% of Total			Appreciation for
	Securities	Options Granted	Exercise or		Option Term
	Underlying	to Employees in	Base Price
Name	Options Granted	Fiscal Year	($/Sh)	Expiration Date	5%	10%

Andy Stenzler	116,626	9.3%	$12.25	12/31/11	$—	$689,922
Chairman and Chief Executive Officer
Kenneth S. Betuker	70,894	5.7%	$12.25	12/31/11	—	419,386
Chief Financial Officer
James M. Riley, Jr.	22,382	1.8%	$12.25	7/3/11	—	113,635
Vice President
Store Development
Jay Wainwright	42,759	3.4%	$12.25	12/31/11	—	252,949
President
Nick Marsh	116,626	9.3%	$12.25	12/31/11	—	689,922
Chief Operating Officer

Fiscal Year End Option Values

			Common Shares
			Underlying		Value of Unexercised
			Unexercised Options at		In-the-Money Options at
	Number of		Fiscal Year End		Fiscal Year End
	Shares Acquired
Officer	on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Andy Stenzler	—	—	23,056	163,720	$—	$—
Chairman and Chief Executive Officer
Kenneth S. Betuker	—	—	5,715	122,324	—	—
Chief Financial Officer
James M. Riley	—	—	16,954	59,718	—	—
Vice President Store Development
Jay Wainwright	—	—	369,245	72,614	269,446	—
President
Nick Marsh	—	—	23,056	163,720	—	—
Chief Operating Officer

     Employee Stock Purchase Plan

      The purpose of the Employee Stock Purchase Plan is to provide employees with an opportunity to purchase our shares through accumulated payroll deductions. The plan provides for the grant of stock options to eligible employees. Each employee will be eligible to participate in the plan commencing on the first day of the offering period (as described below) occurring on or after the date on which the employee has been employed by us for six months. The plan is administered by our compensation committee.

      A total of 500,000 shares of common stock are authorized for issuance under the plan. Any eligible employee may elect to participate in the plan by authorizing our compensation committee to make payroll deductions to pay the exercise price of an option at the time and in the manner prescribed by our compensation committee. The employee may designate the amount of the payroll deduction in whole percentages, up to 10% of the employee’s compensation for each payroll period in an offering period. In no event will an employee be granted an option under the plan that would permit an employee to purchase shares of our common stock under the plan, to the extent that, immediately after the grant, such employee (i) would own common stock and/or hold options to purchase our common stock possessing 5% or more of the total combined voting power or value of all classes of our stock, or (ii) has the right to purchase our common stock during any calendar year having a fair market value in excess of $25,000. Options are granted at two six-month offering periods in each calendar year. The date of grant and the date of exercise for the first option period under the plan in a given calendar year will be January 1 and June 30, respectively, and the date of grant and date of exercise for the second option period will be July 1 and December 31, respectively. The first offering period of the plan will conclude on June 30, 2003. The price of stock purchased under the plan will be an amount equal to the lesser of 85% of the fair market value of the stock on the date of purchase or on the date of commencement of the applicable offering period.

Executive Contracts, Change-In-Control and Other Arrangements

     Employment contracts

      We have entered into employment agreements with Messrs. Andy Stenzler, Jay Wainwright, Nick Marsh, Shep Wainwright and David Orwasher.

      Andy Stenzler, Jay Wainwright, Nick Marsh and Shep Wainwright. The term of each agreement is for three years with each agreement expiring in 2005, subject to automatic one year extensions, unless we give such executive at least 180 days prior written notice of non-extension.

      The agreements provide that we will pay Messrs. Stenzler, Jay Wainwright, Marsh and Shep Wainwright annual base salaries of $225,000, $175,000, $175,000 and $137,500, respectively, with annual increases as provided in the respective agreements. Each executive will be eligible to receive an annual cash bonus, with a target bonus potential equal to 50% of his respective base salary. Additionally, each executive will be granted annual options to purchase our common stock in accordance with our current compensation plan for senior management, with initial grant targets of 86,400 shares for each of Messrs. Stenzler, Jay Wainwright, Marsh, and Shep Wainwright.

      The agreements may be terminated by us for “good cause” or by the executive voluntarily, and will automatically terminate upon such executive’s death, disability or retirement. If we do not extend an executive’s employment period beyond the third anniversary of the commencement date, or if the agreement is terminated by us without good cause, or if an executive terminates his employment for good reason, we must pay the executive (i) his then current annual base salary and, unless we do not extend the executive’s employment period beyond the third anniversary of the commencement date, non-incentive compensation and provide the executive with his then current benefits through the greater of two years or the date such executive’s employment agreement expires, and (ii) an amount equal to two times the cash bonus calculated at the greater of 50% of his then current annual base salary or the actual bonus earned by the executive for the directly preceding fiscal year, payable in bi-weekly installments over such period. All options held by the executive become 100% vested as of the date of termination. In addition, upon a change of control all outstanding stock options held by the executive shall automatically become fully vested, regardless of whether the executive terminates his employment.

      If the executive’s employment agreement is terminated as a result of his death, disability or retirement, we are obligated to pay the executive (or his estate, as applicable) (i) his then current annual base salary, non-incentive compensation and employee benefits for a period of one year, and (ii) an amount equal to the executive’s cash bonus calculated at the greater of 50% of his then current annual base salary or the actual bonus earned by the executive for the directly preceding fiscal year, payable in equal installments each payday over such one year period. All options held by the executive become 100% vested upon the executive’s death, retirement or disability.

      If any of the payments provided for in the executive’s employment agreement would be subject to an excise tax under the Internal Revenue Code, we are required to pay the executive the amount necessary to fund the payment of any excise tax the executive is required to pay as well as all income taxes imposed on such additional payment and any interest or penalties relating to such payments. However, if a reduction of

$15,000 or less of the amount paid to the executive would avoid the imposition of any excise tax, then the amount paid to the executive will be reduced by the amount necessary to avoid such imposition.

      In the event the executive’s employment is terminated for good cause or he voluntarily terminates employment, such executive will be subject to a non-compete agreement for a period of 24 months following the termination. During this 24 month period, the executive will not directly or indirectly, personally or with other employees, agents or otherwise, or on behalf of any other person, firm, or corporation, engage in any restaurant, bar, coffee shop or similar business within certain operating criteria and certain defined geographical regions.

      David Orwasher. The term of the agreement is for three years expiring in 2005. Mr. Orwasher will receive a salary of $250,000 for fiscal year 2002, with annual increases as provided in the agreement. Mr. Orwasher is also entitled to an annual bonus of not less than 20% of his base salary. Mr. Orwasher’s annual cash bonus amount will increase based upon specific financial performance criteria for restaurants opened at real estate locations leased or acquired by Cosí during Mr. Orwasher’s term of employment.

      After the second anniversary of Mr. Orwasher’s employment, he is entitled to receive annual stock option grants in the minimum amount of 62,500 shares, with annual increases as provided in the agreement. If Mr. Orwasher terminates his employment for “good reason” or we terminate his employment without “cause,” then all options granted to Mr. Orwasher become 100% vested as of the date of termination. Additionally, Mr. Orwasher will be entitled to receive the following: (i) any bonus payable pursuant to the agreement when and as it becomes due, (ii) a severance payment equal to one year’s gross salary and (iii) continuation of employee benefits for a period of one year. All stock options granted to Mr. Orwasher become 100% vested upon the sale of all or substantially all of the assets or transfer of control of Cosí.

      If Mr. Orwasher’s employment agreement is terminated by us for “cause” all stock options granted to Mr. Orwasher pursuant to the employment agreement will terminate immediately. If Mr. Orwasher resigns (other than for “good reason”) or we terminate Mr. Orwasher for “cause,” death or disability, Mr. Orwasher will be entitled to receive all salary and bonuses due and owing to him to the date of termination, and, in the event of death or disability, any bonus payable pursuant to the employment agreement when and as it comes due.

      Mr. Orwasher has the right to terminate his employment for “good reason” if there is a change of control or the business plan is substantially altered.

PRINCIPAL SHAREHOLDERS

      The following table presents information regarding the beneficial ownership of our common stock as of September 30, 2002 by: (1) each person who beneficially owns more than 5% of our common stock; (2) each of our directors and the executive officers named in the summary compensation table contained elsewhere in this prospectus; and (3) all current executive officers and directors as a group. Beneficial ownership is determined under the rules of the SEC. These rules deem common stock subject to options or warrants currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned. Except as otherwise indicated, the address for each of the named individuals is c/o Cosí, Inc., 242 West 36th Street, New York, New York 10018.

      In the following table, percentage ownership for each shareholder before this offering is based on 11,013,035 shares of common stock outstanding as of September 30, 2002, adjusted to reflect the redemption of fractional shares for cash which amount includes (i) 4,545,423 shares of common stock outstanding as of September 30, 2002, (ii) 1,146,162 shares of common stock issuable upon conversion of Series A preferred stock (which will be converted effective upon consummation of this offering), and (iii) 5,321,450 shares of common stock issuable upon conversion of Series C preferred stock (which will be converted effective upon consummation of this offering). Shares outstanding at September 30, 2002 excludes 1,532,533 shares of our common stock issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of November 15, 2002 at a weighted average price of $8.76 per share. The percentage ownership for each shareholder after this offering also gives effect to the issuance of 5,555,556 shares of our common stock in this offering.

	Shares Beneficially Owned

			Percent Owned	Percent Owned
			prior to	after this
Name and Address	Number		this Offering (1)	Offering

Andy Stenzler	406,534	(2)	3.7%	2.4%
Jay Wainwright	478,908	(3)	4.2%	2.8%
Nick Marsh	406,534	(4)	3.7%	2.4%
Kenneth S. Betuker	22,858	(5)	*	*
James M. Riley, Jr.	33,905	(6)	*	*
Terry Diamond	432,622	(7)	3.9%	2.6%
Creed L. Ford, III	268,908		2.4%	1.6%
Eric Gleacher	563,134	(8)	5.1%	3.4%
D. Ian McKinnon	—		*	*

Jeffrey M. Stork	712,671	(9)	6.5%	4.3%
Greg Woolley	6,733		—	—

LJCB Nominees Pty Ltd.	825,350	(10)	7.5%	5.0%
161 Collins Street Melbourne, Australia 3000
ZAM Holdings, L.P.	1,707,233	(11)	15.5%	10.3%
Ziff Brothers Investments 153 E. 53rd Street NY, NY 10022
All directors and executive officers as a group (16 persons)	3,828,159	(12)	33.0%	22.3%

*	Less than one percent.

(1)	With respect to each person, percentage ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of outstanding shares at such date and the number of shares such person has the right to acquire upon exercise of options currently exercisable, or exercisable within 60 days.

(2)	Includes (i) 4,081 shares of common stock issuable upon conversion of Series A preferred stock (which will be converted effective upon consummation of this offering), (ii) 314 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share, and (iii) 53,797 shares of common stock issuable upon exercise of outstanding options at a weighted average price of $12.25 per share.

(3)	Includes 381,256 shares of common stock issuable upon exercise of outstanding options at a weighted average price of $6.43 per share.

(4)	Includes (i) 4,081 shares of common stock issuable upon conversion of Series A preferred stock (which will be converted effective upon consummation of this offering), (ii) 314 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share, and (iii) 53,797 shares of common stock issuable upon exercise of outstanding options at a weighted average price of $12.25 per share.

(5)	Includes 22,858 shares of common stock issuable upon exercise of outstanding options at a weighted average price of $12.25 per share.

(6)	Includes 33,905 shares of common stock issuable upon exercise of outstanding options at a weighted average price of $12.25 per share.

(7)	Includes (i) 285,714 shares of common stock issuable upon conversion of Series A preferred stock owned by Talon Opportunity Fund, L.P. (Mr. Diamond is the Managing Member of Talon Opportunity Fund, L.P.), (ii) 25,995 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share owned by Talon Opportunity Fund, L.P., (iii) 100,840 shares of common stock issuable upon conversion of Series C preferred stock owned by Talon Opportunity Fund, L.P., (iv) 12,605 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $14.875 per share owned by Talon Opportunity Fund, L.P., (v) 4,081 shares of common stock issuable upon conversion of Series A preferred stock owned by Mr. Diamond’s wife, (vi) 314 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share owned by Mr. Diamond’s wife, (vii) 2,069 shares of common stock issuable upon conversion of Series C preferred stock owned by his wife, and (viii) 1,004 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share owned by the Diamond Family Foundation.

(8)	Includes (i) 139,515 shares of common stock issuable upon conversion of Series C preferred stock (which will be converted effective upon consummation of this offering), (ii) 14,126 shares of common stock owned by Mr. Gleacher’s wife, Anne and (iii) 11,301 shares of common stock owned by Mr. Gleacher’s children.

(9)	Includes (i) 250,116 shares of common stock held by JDS Partners (Mr. Stork is a managing member of JDS Partners), (ii) 14,285 shares of common stock issuable upon conversion of Series A preferred stock and 28,571 shares of common stock issuable upon conversion of Series A preferred stock held by JDS Partners (which will be converted effective upon consummation of this offering), and (iii) 1,099 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share, and 2,198 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share held by JDS Partners.

(10)	Includes 825,350 shares of common stock issuable upon conversion of Series C preferred stock (which will be converted effective upon consummation of this offering).

(11)	Includes (i) 1,613,318 shares of common stock issuable upon conversion of Series C preferred stock (which will be converted effective upon consummation of this offering) and (ii) 19,228 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $.01 per share.

(12)	These 16 persons include all directors and executive officers detailed in the “Management” section above. See notes 2, 3, 4, 5, 6, 7, 8, and 9 above. Includes 16,444 shares of common stock issuable upon exercise of outstanding options held by Charles Gray at a weighted average exercise price of $12.08 per share, 381,256 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $6.43 per share and 97,652 shares of common stock held by Shep Wainwright.

RELATED PARTY TRANSACTIONS

      A member of Cadwalader, Wickersham & Taft is the father of our President and our Vice President of Real Estate. Cadwalader, Wickersham & Taft has acted as our outside counsel since October 1999. In fiscal year 2001, the law firm received legal fees and reimbursement of expenses from us in the amount of $70,825. We engage London Misher Public Relations, Inc., a public relations firm that is partially owned by the wife of our Chief Executive Officer. This firm provides us with public relations services, for which we paid approximately $146,000 in fiscal 2001. Our Chairman and Chief Executive Officer and our Chief Operating Officer each issued promissory notes to us in the amount of $1,362,400, each due in 2005, which accrue interest at an annual rate of 5.75%, in connection with each executive’s purchase of 119,771 shares of our preferred shares in 1998. Each share of preferred stock has subsequently been converted into one share of common stock.

      In August 2002, we entered into Senior Secured Note and Warrant Purchase Agreements with certain of our existing shareholders and members of our board of directors. These agreements provide us with a credit facility of up to $16.4 million available for general corporate purposes. The facility allows us to draw down funds from time to time until August 12, 2003. Each draw down is evidenced by a senior secured note bearing interest at 12% per anum. As of the date hereof, we have issued $9.5 million of 12% senior secured notes pursuant to this credit facility. These notes rank senior to all of our other funded indebtedness and are secured by all of our tangible and intangible property, other than equipment pledged to secure our equipment loan credit facility (see page F-12) and our capitalized lease obligations (see page F-14). Interest on the notes accrues and is payable together with principal in August, 2004. Additionally, all notes issued pursuant to these agreement mature, and the credit facility will terminate, upon the consummation of this offering.

      In connection with the Senior Secured Note and Warrant Purchase Agreement, we issued warrants to purchase an aggregate of 1,553,670 shares of our common stock, at an exercise price of $6.00 per share, pro rata to the parties to the agreement. We may issue additional warrants to these parties to purchase up to an aggregate of 930,000 shares of our common stock, at an exercise price of $6.00 per share. The additional warrants will be issued upon disbursement of cash draw downs we make from this credit facility and upon our acceptance of additional commitments to provide senior secured financing, up to an aggregate amount of $25 million of commitments. Each warrant issued pursuant to the Senior Secured Note and Warrant Purchase Agreement will have a five year term and may not be exercised until after one year from the date of issuance.

      Eric Gleacher, one of our directors, has agreed to fund up to $1,500,000 of the credit facility and was issued 142,152 warrants, Zam Holdings, LP, an entity which owns 15.5% of our common stock prior to this offering, has agreed to fund up to $3,373,616 of the credit facility and was issued 319,710 warrants, and LJCB Nominees Pty Ltd, an entity which owns 7.5% of our common stock prior to this offering, has agreed to fund up to $2,500,000 of the credit facility and was issued 236,919 warrants. Terry Diamond, one of our directors, is the managing member of the Diamond Family Foundation and the husband of Marilyn Diamond. The Diamond Family Foundation has agreed to fund up to $75,000 of the credit facility and was issued 7,108 warrants. Marilyn Diamond has agreed to fund up to $150,000 of the credit facility and was issued 14,215 warrants.

DESCRIPTION OF CAPITAL STOCK

      Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock and 40,000,000 shares of preferred stock, 1,000,000 of which are designated as Series D preferred stock, and 39,000,000 shares of which the rights and preferences may be established from time to time by our board of directors. Upon completion of this offering, based on the number of shares outstanding as of September 30, 2002, 16,568,591 shares of common stock and no shares of preferred stock will be outstanding. As of September 30, 2002, we had approximately 292 record shareholders.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to receive ratably all of our assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      Our certificate of incorporation authorizes the issuance of up to 40,000,000 shares of preferred stock from time to time in one or more series and with terms of each series stated in our board’s resolutions providing for the designation and issue of that series. Our certificate also authorizes the board of directors to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions, and dividend, voting, conversion and redemption rights pertaining to each series of preferred stock that we issue. Without seeking any shareholder approval, our board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the series of preferred stock previously authorized by the board of directors in connection with the shareholder rights plan described below, we have no present plans to issue any shares of preferred stock.

Stock Purchase Warrants

      Warrants to purchase 1,374,078 shares of our common stock were outstanding as of September 30, 2002, 144,603 of which have an exercise price of $.01 per share (35,938 of which will be cancelled in connection with the prepayment of our senior subordinated notes), 1,193,670 of which have an exercise price of $6.00 per share and become exercisable after August 16, 2003, 33,279 of which have an exercise price of $14.88 per share, and 2,526 of which have an exercise price of $16.63 per share. In addition, since September 30, 2002 in connection with our senior secured credit facility, we issued warrants to purchase 360,000 shares of our common stock, which have an exercise price of $6.00 per share and become exercisable after August 16, 2003. We may issue additional warrants to purchase up to an aggregate 930,000 shares of our common stock at an exercise price of $6.00 per share. The additional warrants will be issued upon our acceptance of additional commitments to provide senior secured financing, up to an aggregate amount of $25 million of commitments. All of these warrants provide for anti-dilution adjustments in the event of stock splits, stock dividends, sales by us of our stock at, or issuance of options or warrants containing an exercise price of, less than fair market value or merger, consolidation, recapitalization or similar transactions. All of the holders of these warrants are entitled to participate in any dividends declared upon shares of our common stock (other than dividends payable solely in shares of common stock) as if these holders had fully exercised such warrants.

Registration Rights

      We have granted registration rights to certain holders of shares of our common stock and warrants under the terms of the Amended and Restated Registration Agreement dated as of March 30, 1999, by and among us and Ziff Asset Management, L.P., LBJ Capital, L.P., Talon Opportunity Fund, L.P., Howard Babcock, Robert Burnstine, Jamie Diamond Schwartz, Jennifer Diamond, John Diamond, Marilyn Diamond, Michael Warsh, Frances Tuite, Chancellor Private Capital Partners III, L.P., Chancellor Private Capital Offshore Partners II, L.P., Citiventure 96 Partnership, L.P., Chancellor Private Capital Offshore Partners I, C.V., Blaine Trust, Handy Family Partnership LTD., Rod F. Dammeyer, Randolph Street Partners, Randolph Street Partners 1998 DIF, LLC, Sheila Rosenberg, SZ Investments, L.L.C., JDS PARTNERS, Andrew Stenzler, Nicholas Marsh, David Kaufman, Creed Ford, III, Jeffrey Stork, Donald Stork, Dan Levitan, Stephen Marsh, James Learner, Joseph Learner, Richard Learner, James D. McBride, III, and David Kelson. These shareholders collectively hold 4,126,843 shares of our common stock. Subject to certain exceptions, including our right to defer a demand registration for a single period of up to 90 days in a given year, these holders have the right to require us to register their shares at our expense under the circumstances described in that agreement. In addition, all holders of shares with registration rights have the right to piggyback on any registration for our account, subject to certain limitations. Accordingly, in the event that we propose to register additional shares of common stock under the Securities Act, the holders of shares with registration rights are entitled to receive notice of that registration and to include their shares in the registration, subject to limitations described in the agreement. All registration rights are subject to conditions and limitations, among them our right to limit the number of shares of common stock held by these security holders to be included in the registration. We are generally required to bear all of the expenses of all registrations (other than underwriting discounts and commissions). Registration of the shares of common stock held by security holders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of such registration. In connection with any registration under these provisions, we are required to indemnify the holder participating in an offering against civil liabilities under the Securities Act.

Anti-Takeover Provisions of Our Certificate of Incorporation, By-laws and Shareholder Rights Plan

     General

      The provisions of our certificate of incorporation, by-laws and shareholder rights plan, and Delaware statutory law described in this section may delay or make it more difficult for someone to acquire us without the approval of our board. These provisions could have the effect of discouraging third parties from making acquisition proposals although such proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board.

     Classified Board of Directors

      The certificate of incorporation provides for our board (other than those directors elected solely by any series of preferred stock created by resolution of our board) to be divided into three classes of directors serving staggered three year terms. As a result, approximately one-third of our board will be elected each year. See “Management — Directors”.

      We believe a classified board will help to assure the continuity and stability of our board, and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience as our directors. This provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

      This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual stockholders’ meeting following the date the acquiror obtains the controlling stock interest, could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

     Number of Directors; Removal; Vacancies

      Our certificate of incorporation and by-laws provide that the number of directors shall not be less than 3 nor more than 15 and, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, shall be determined from time to time exclusively by a vote of a majority of our board then in office. The certificate of incorporation also provides that our board shall have the exclusive right, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, to fill vacancies, including vacancies created by expansion of our board. Furthermore, except as may be provided in the terms of any preferred stock created by resolution of our board with respect to the election of directors by the holders of such series, directors may be removed by stockholders only for cause and only by the affirmative vote of at least 66 2/3% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

      These provisions, in conjunction with the provision of the certificate of incorporation authorizing our board to fill vacant directorships, could prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     No Stockholder Action by Written Consent; Special Meetings

      Our certificate of incorporation provides that, except as may be provided in the terms of any series of preferred stock created by resolution of our board, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that special meetings of stockholders can only be called by the Chairman of the Board or by the Secretary pursuant to a resolution approved by a majority of our board then in office. Stockholders are not permitted to call a special meeting of stockholders.

     Approval of Certain Business Combinations

      Our certificate of incorporation requires that certain business combinations with a “Related Person” (as such term is defined in our certificate of incorporation) be approved by the affirmative vote of 80% of our outstanding shares generally entitled to vote for the election of directors, unless (i) the business combination has been approved by two-thirds of the board of directors; or (ii) the amount of consideration to be received in the business combination by the holders of common stock or any class or series of outstanding voting stock, other than common stock, shall be equal to the greater of: (i) the highest per share price paid by the Related Person for any shares of our stock acquired within the prior two years; or (ii) the fair market value (as such term is defined in our certificate of incorporation) of our common stock.

     Advance Notice for Raising Business or Making Nominations at Meetings

      Our by-laws establish an advance notice procedure with regard to stockholder proposals and nominations of individuals for election to the board of directors. In general, notice of a stockholder proposal or a director nomination for an annual meeting must be delivered to us at our executive offices not less than 120 days nor more than 150 days before the date of the anniversary of the last annual stockholders’ meeting (unless the meeting is to be held more than 30 days in advance of such anniversary date, in which event the stockholder proposal or director nomination shall be delivered to us no later than the close of business on the 10th day following the day on which notice of the meeting was given) and must contain specified information and conform to certain requirements, as set forth in our by-laws. Notice of a director nomination for a special meeting must be received by us no later than the 10th day following the day on which notice of the date of a special meeting of stockholders was given. If the presiding officer at any stockholders’ meeting determines that a stockholder proposal or director nomination was not made in accordance with the by-laws, we may disregard such proposal or nomination.

      The notice of any nomination for election as a director must set forth the name, age, business and residence address of the person or persons to be nominated; the business experience during the past five years of such person or persons; including the person’s principal occupation or employment during such period, the name and principal business of any corporation or other organization in which such occupation or employment was carried on, and such other information as to the nature of the persons responsibilities and level of professional competence as may be sufficient to permit assessment of the person’s prior business experience, the class or series and number of shares of our capital stock beneficially owned by the person and any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act of 1934 and the rules and regulations promulgated thereunder.

     Amendments to By-Laws

      Our certificate of incorporation provides that our board or the holders of at least 66 2/3% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our by-laws.

     Amendment of the Certificate of Incorporation

      Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of our certificate of incorporation relating to (1) the classification of our board, (2) removal of directors, (3) the prohibitions on stockholder action by written consent or stockholder calls for special meetings, (4) amendment of by-laws, or (5) amendment of the certificate of incorporation requires approval by the affirmative vote of 66 2/3% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class; except in the case of any proposal to amend, alter, change or repeal the provision of our certificate of incorporation relating to business combinations which requires approval by the affirmative vote of 80% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

     Preferred Stock and Additional Common Stock

      Under the certificate of incorporation, our board will have the authority to provide by resolution for the issuance of shares of one or more series of preferred stock. Our board is authorized to fix by resolution the terms and conditions of each such other series. See “Description of Capital Stock — Preferred Stock”.

      We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which any series of our stock may then be listed, or except as may be provided in the terms of any preferred stock created by resolution of our board.

      These provisions give our board the power to approve the issuance of a series of preferred stock, or additional shares of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations or, alternatively, might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

      Moreover, the Series D preferred stock is issuable under the circumstances provided for in the rights agreement upon exercise of the rights. See “— Shareholder Rights Plan”.

     Delaware Business Combination Statute

      Section 203 of the Delaware General Corporation Law, or the DGCL, provides that, subject to certain exceptions specified therein, an “interested stockholder” of a Delaware corporation may not engage in any business combination with the corporation for a three-year period following the time that such stockholder becomes an “interested stockholder” unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an “interested stockholder”, (2) upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (3) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.” Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (1) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (2) the affiliates and associates of any such person. Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

     Shareholder Rights Plan

      Each holder of a share of our common stock has the right to purchase from us one one-hundredth ( 1/100) of a share of our Series D preferred stock, $.01 par value per share, at a price of $100 per one one-hundredth of a Series D preferred share. The exercise price and the number of Series D preferred shares issuable upon exercise are subject to adjustments from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, have acquired beneficial ownership of 15% or more of our outstanding voting common stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of our outstanding voting shares of common stock.

      If we are acquired in a merger or other business combination, or if more than 50% of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a share purchase right — other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void — will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a share purchase right — other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void — will have the right to receive upon exercise of the share purchase right at the then current exercise price, the number of shares of Series D preferred stock with a market value at the time of the transaction equal to two times the exercise price.

      Series D preferred shares issuable upon exercise of the share purchase rights will not be redeemable. Each Series D preferred share will be entitled to a minimum preferential dividend payment of $.10 per share and will be entitled to an aggregate dividend of 100 times the cash dividend declared per share of common stock. In the event we liquidate, the holders of the Series D preferred shares will be entitled to receive a payment in an amount equal to the greater of $100 per one one-hundredth share or 100 times the payment made per share of common stock. Each Series D preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series D preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

      Before the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock. The share purchase rights will expire in 2012, or, if the share purchase rights become exercisable before 2012, at the close of business on the 90th day following such date the share purchase right become exercisable, provided that our board of directors does not extend or otherwise modify the right. At any time on or prior to 10 business days following the time an acquiring person acquires beneficial ownership of 15% or more of our outstanding voting common stock, our board of directors may redeem the share purchase rights in whole, but not in part, at a price of $.01 per share purchase right. Immediately upon any share purchase rights redemption, the exercise rights terminate, and the holders will only be entitled to receive the redemption price. A more detailed description and terms of the share purchase rights are set forth in a rights agreement between Cosí and American Stock Transfer and Trust Company, as rights agent. This rights agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in our shareholders receiving a premium over the market price for their common stock.

Indemnification and Limitations on Liability of Directors and Officers

      Our by-laws provide for indemnification of directors to the fullest extent permitted by Delaware law. Our certificate of incorporation, to the extent permitted by Delaware law, eliminates or limits the personal liability of directors to Cosí and its shareholders for monetary damages for breach of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering. To the extent that limitation of liability or indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Our by-laws also allow us to indemnify our officers to the fullest extent permitted by Delaware law. Our by-laws obligate us, under certain circumstances, to advance expenses to our directors and officers in defending an action, suit or proceeding for which indemnification may be sought. We also can indemnify someone serving at our request as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise against these liabilities.

      Our by-laws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents against any liability asserted against that person or incurred by that person in these capacities, whether or not we would have the power to indemnify that person against these liabilities under Delaware law. We maintain insurance on behalf of all of our directors and executive officers.

Other Matters

      American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

      The following is a general summary of certain U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you are a Non-U.S. Holder. A “Non-U.S. Holder” is a beneficial owner of common stock that, for U.S. federal income tax purposes, is not:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      The tax treatment of a partner in a partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership that is considering the purchase of common stock, you should consult your tax advisor regarding the particular tax consequences to you.

      This summary does not address all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances. This discussion is limited to Non-U.S. Holders that hold our common stock as a capital asset. In addition, this summary does not deal with holders that are subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, certain U.S. expatriates, and Non-U.S. Holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment). This summary does not discuss any aspects of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect.

      We urge prospective investors to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, any dividends we pay to you, as a Non-U.S. Holder, generally will be subject to U.S. withholding tax at a rate of 30% (or a lower rate prescribed by an applicable tax treaty) on the gross amount of the dividends unless the dividends are effectively connected with your conduct of a trade or business in the U.S. (or, if a tax treaty applies, attributable to a U.S. permanent establishment) and you provide us with an Internal Revenue Service Form W-8ECI (or appropriate substitute form).

      For purposes of determining whether tax is to be withheld at a reduced rate under a tax treaty, you will be required to provide an Internal Revenue Service Form W-8BEN (or appropriate substitute form) certifying your entitlement to benefits under a treaty. In addition, where dividends are paid to a Non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the certification.

      Dividends effectively connected with a U.S. trade or business (or, if a tax treaty applies, attributable to a U.S. permanent establishment) generally will be subject to U.S. federal income tax on net income basis, in the same manner as generally applied to U.S. persons. In addition, a “branch profits tax” may be imposed at a 30% rate (or a lower rate under an applicable tax treaty) on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S.

Sale or Other Disposition of Our Common Stock

      As a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including any withholding thereof, on any gain realized upon the sale or other disposition of your shares of the common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the U.S. (or, if a tax treaty applies, is attributable to a U.S. permanent establishment);

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and you meet other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for the shares of common stock, more than 5% of our outstanding common stock.

      We do not believe that we are, have been or are likely to become a U.S. real property holding corporation. However, no assurance can be provided that we will not become a U.S. real property holding corporation.

      Gain that is effectively connected with your conduct of a trade or business within the U.S. generally will be subject to U.S. federal income tax on a net income basis in the same manner as generally applied to U.S. persons (and if you are a corporation, the branch profits tax discussed above may also apply in some circumstances), but you will not be subject to withholding. If you are described in the second bullet point above, you generally will be subject to tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses. You should consult any applicable income tax treaties that may provide for a lower rate of tax or other rules different from those described above.

Federal Estate Tax

      Common stock actually or beneficially held by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to you the amount of dividends we pay to you and any tax we withhold. These reporting requirements apply regardless of whether withholding is reduced by an applicable tax treaty. Pursuant to applicable tax treaties or other agreements, this information also may be made available to the tax authorities in the country in which you reside or are established.

      Additional U.S. information reporting requirements and backup withholding tax will generally apply to the dividends paid to you on the common stock at an address inside the U.S. and to payments to you of the proceeds of a sale of the common stock by a U.S. office of a broker unless you certify, under penalties of perjury, that you are not a U.S. person or otherwise establish an exemption. Backup withholding is imposed at a rate not to exceed 31%. Information reporting (but not backup withholding) generally will also apply to payments of the proceeds of sales of the common stock by non-U.S. offices of U.S. brokers, or non-U.S. brokers with some types of relationships with the U.S., unless you comply with certain certification procedures to establish that you are not a U.S. person or you otherwise establish an exemption.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to you can be refunded or credited against your U.S. federal income tax liability, if any, if the required information is furnished to the Internal Revenue Service.

      The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective Non-U.S. Holder of our common stock should consult that holder’s own tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of our common stock in the public market after such restrictions lapse could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have outstanding an aggregate of 16,568,784 shares of common stock, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options to purchase our common stock and no redemption of fractional shares for cash in connection with the 1.75 to 1 reverse stock split and the conversion of our Series A and Series C preferred stock. Of these shares, the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. These restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and subject to the provisions of Rule 144 and Rule 701 (based on the number of shares outstanding as of September 30, 2002), 2,662,065 restricted shares (including the redemption of fractional shares in connection with the 1.75 to 1 reverse stock split and the conversion of our Series A and Series C preferred stock) will be available for sale in the public market upon completion of this offering and an additional 8,350,970 restricted shares (including the redemption of fractional shares in connection with the 1.75 to 1 reverse stock split and the conversion of our Series A and Series C preferred stock) will be available for sale in the public market upon expiration of the lock-up agreements 180 days after the date of this prospectus.

      All of our officers and directors, and certain of our stockholders and option holders have agreed not to sell, make any short sale of, grant any option for the purchase of, or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable for common stock held by such persons for a period of 180 days after the date of this prospectus, without the prior written consent of William Blair & Company, L.L.C.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock (approximately 165,680 shares immediately after the offering) or (ii) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately following completion of the offering. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period conditions, contained in Rule 144.

      Ninety days after the date of this prospectus, we intend to file a registration statement under the Securities Act to register shares of our common stock reserved for issuance under our equity incentive plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing. As of

September 30, 2002, 3,365,144 options to purchase shares of our common stock were outstanding under our stock option plans and agreements, of which 1,532,533 are exercisable within 60 days of November 15, 2002. 943,313 shares underlying these exercisable options are held by our executive officers and are subject to the lock-up agreements described above.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated November 21, 2002, we have agreed to sell to the underwriters named below, for whom William Blair & Company, L.L.C., is acting as representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

William Blair & Company, L.L.C.	4,660,556
RBC Dain Rauscher Inc.	110,000
Wachovia Securities, Inc.	110,000
Adams, Harkness & Hill, Inc.	75,000
Advest, Inc.	75,000
BB&T Capital Markets/Scott & Stringfellow, Inc.	75,000
Gerard Klauer Mattison & Co., Inc.	75,000
Ladenburg Thalmann & Co. Inc.	75,000
Morgan Keegan & Company, Inc.	75,000
Stephens Inc.	75,000
C.E. Unterberg, Towbin	75,000
Wedbush Morgan Securities Inc.	75,000

Total	5,555,556

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 833,333 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.27 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts paid by us	$0.49	$0.49	$2,722,222	$3,130,556
Expenses payable by us	$0.45	$0.39	$2,500,000	$2,500,000

      The representative has informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of William Blair & Company for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

      Our officers and directors and certain shareholders and option holders (representing 76% of our outstanding shares of common stock) have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of William Blair & Company for a period of 180 days after the date of this prospectus.

      The underwriters have reserved for sale at the initial public offering price up to 555,555 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our common stock has been approved for listing on The Nasdaq Stock Market’s National Market under the symbol “COSI.”

      In February 2002, 20 principals and one vice president of William Blair & Company, L.L.C. purchased 93,897 shares of our Series C preferred stock.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that;

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

PRICING OF THIS OFFERING

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

LEGAL MATTERS

      Certain legal matters with respect to the validity of common stock offered hereby will be passed upon for us by Cadwalader, Wickersham & Taft, New York, New York. A member of Cadwalader, Wickersham & Taft beneficially owned 64,008 shares, representing 0.58% of our common stock prior to this offering. Certain matters relating to the common stock will be passed upon for the Underwriters by Sidley Austin Brown & Wood, Chicago, Illinois.

EXPERTS

      The consolidated financial statements (including the related financial statement schedule) of Cosí, Inc. at December 31, 2001 and January 1, 2001, and for each of the three years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      On May 23, 2001, our Board of Directors dismissed Ernst & Young LLP and engaged Arthur Andersen LLP as our principal accountants. The reports of Ernst & Young LLP on the fiscal 1999 financial statements of Cosí did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Ernst & Young during fiscal 1999, 2000 or during fiscal 2001 preceding their replacement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred during fiscal 2000 or preceding their replacement. During fiscal 1999, 2000 and during fiscal 2001 preceding Ernst & Young’s replacement, we did not consult with Arthur Andersen regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

      On June 17, 2002, our Board of Directors dismissed Arthur Andersen LLP and engaged Ernst & Young LLP as our principal accountants. The reports of Arthur Andersen on the fiscal 2001 and 2000 financial statements of Cosí (not included herein) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and the first quarter of fiscal year 2002, which ended April 1, 2002, there were no disagreements between us and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under Item 304(a)(l)(v) of Regulation S-K occurred within our two most recent fiscal years and the first quarter of fiscal year 2002. During our two most recent fiscal years and the first quarter of fiscal year 2002, we did not consult with Ernst & Young regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC covering the shares of common stock that Cosí is offering. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also inspect our registration statement on the Internet at the SEC’s web site, http://www.sec.gov.

      After this offering, we will be required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC’s Public Reference Room or on the SEC’s web site, as described above.

COSI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page

Report of Independent Auditors	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets at January 1, 2001, December 31, 2001 and September 30, 2002	F-3
Consolidated Statements of Operations for the years ended January 3, 2000, January 1, 2001 and December 31, 2001 and for the nine months ended October 1, 2001 and September 30, 2002	F-4
Consolidated Statements of Redeemable Securities and Stockholders’ Equity for the years ended January 3, 2000, January 1, 2001 and December 31, 2001 and for the nine months ended September 30, 2002	F-5
Consolidated Statements of Cash Flows for the years ended January 3, 2000, January 1, 2001 and December 31, 2001 and for the nine months ended October 1, 2001 and September 30, 2002	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

Cosí, Inc.

      We have audited the accompanying consolidated balance sheets of Cosí, Inc. as of December 31, 2001 and January 1, 2001, and the related consolidated statements of operations, redeemable securities and stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosí, Inc. at December 31, 2001 and January 1, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

New York, New York

July 18, 2002, except for Note 16

paragraph (F), as to which
the date is August 15, 2002

COSI, INC.

CONSOLIDATED BALANCE SHEETS

	January 1,	December 31,	September 30,
	2001	2001	2002

			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,062,872	$4,469,571	$3,393,918
Accounts receivable, net of allowances of $367,038, $219,845 and $227,314	1,964,547	1,198,786	761,325
Inventory	910,873	1,403,806	1,402,322
Prepaid expenses and other current assets	515,268	568,353	804,517

Total current assets	8,453,560	7,640,516	6,362,082
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net	21,781,207	25,507,195	33,603,179
INTANGIBLE, SECURITY DEPOSITS AND OTHER ASSETS, net	1,831,054	2,240,733	8,213,448

Total assets	$32,065,821	$35,388,444	$48,178,709

LIABILITIES, REDEEMABLE SECURITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$3,824,415	$4,737,121	$4,901,951
Accrued liabilities	5,202,829	4,951,809	5,032,155
Current portion of other liabilities	746,751	1,678,880	457,718
Current portion of capital lease obligations	544,523	441,862	194,277
Current portion of long-term debt	942,831	1,136,835	1,307,025

Total current liabilities	11,261,349	12,946,507	11,893,126
OTHER LIABILITIES, net of current portion	4,436,047	9,531,364	10,953,917
CAPITAL LEASE OBLIGATIONS, net of current portion	604,636	135,236	2,944
LONG-TERM DEBT, net of current portion	2,343,786	9,466,022	8,523,488

Total liabilities	18,645,818	32,079,129	31,373,475

COMMITMENTS AND CONTINGENCIES (Note 13)
REDEEMABLE SECURITIES:
Series A Convertible Preferred stock — $0.01 par value; 2,005,862 authorized, 1,146,206 issued and outstanding; aggregate liquidation preference of $17,338,870, $18,768,150 and $19,526,383, including accrued dividends of $3,297,836, $4,727,116 and $6,044,579, respectively	16,663,989	18,318,205	19,635,668
Series C Convertible Preferred stock — $0.01 par value; 10,510,191 authorized, 2,695,917, 4,161,589 and 5,321,545 issued and outstanding, respectively; aggregate liquidation preference of $45,177,441, $74,524,713 and $97,205,475, including accrued dividends of $3,826,780, $8,807,592 and $14,266,874, respectively	45,031,309	73,971,056	98,670,024

Total redeemable securities	61,695,298	92,289,261	118,305,692

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock — $.01 par value: 30,000,000 shares authorized, 4,503,869, 4,511,494 and 4,545,477 shares issued and outstanding, respectively	45,039	45,115	45,455
Additional paid-in capital	30,607,331	32,004,032	36,907,831
Notes receivable from stockholders	(2,974,804)	(2,974,804)	(2,974,804)
Accumulated deficit	(75,952,861)	(118,054,289)	(135,478,940)

Total stockholders’ equity (deficit)	(48,275,295)	(88,979,946)	(101,500,458)

Total liabilities, redeemable securities and stockholders’ equity (deficit)	$32,065,821	$35,388,444	$48,178,709

The accompanying notes are an integral part of these consolidated balance sheets.

COSI, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

				For the
	For the Years Ended			Nine Months Ended

	January 3,	January 1,	December 31,	October 1,	September 30,
	2000	2001	2001	2001	2002

				(unaudited)
NET SALES	$37,262,174	$51,222,818	$70,184,136	$52,536,621	$61,057,419
COST OF SALES:
Cost of goods sold	10,838,564	13,843,992	18,791,711	13,894,619	16,360,538
Restaurant operating expenses	22,236,154	32,172,860	45,114,495	33,546,984	36,654,041

TOTAL COST OF SALES	33,074,718	46,016,852	63,906,206	47,441,603	53,014,579
GENERAL AND ADMINISTRATIVE EXPENSES	14,024,240	14,774,234	18,361,511	12,798,050	12,899,574
DEPRECIATION AND AMORTIZATION	3,155,186	6,158,146	6,689,985	5,391,741	4,147,963
RESTAURANT PRE-OPENING EXPENSES	661,356	1,409,497	1,438,783	981,477	939,770
PROVISION FOR LOSSES ON ASSET IMPAIRMENTS AND DISPOSALS	4,208,708	5,847,545	8,486,309	1,652,308	7,290
MERGER COSTS AND RELATED EXPENSES	8,958,748	—	—	—	—
LEASE TERMINATION COSTS	3,437,146	477,266	6,410,759	2,225,307	—
STOCK COMPENSATION	4,512,571	—	—	—	—

Operating loss	(34,770,499)	(23,460,722)	(35,109,417)	(17,953,865)	(9,951,757)
INTEREST INCOME	478,635	441,350	340,453	313,511	82,318
INTEREST EXPENSE	(206,182)	(210,655)	(654,379)	(320,230)	(1,158,809)
OTHER INCOME (EXPENSE)	—	—	—	—	380,342

Net loss	(34,498,046)	(23,230,027)	(35,423,343)	(17,960,584)	(10,647,906)
PREFERRED STOCK DIVIDENDS	(2,561,237)	(4,219,684)	(6,678,085)	(4,788,116)	(6,776,745)

NET LOSS ATTRIBUTABLE TO COMMON STOCK	$(37,059,283)	$(27,449,711)	$(42,101,428)	$(22,748,700)	$(17,424,651)

PER SHARE DATA:
Net Loss Per Share:
Basic and diluted	$(8.79)	$(6.09)	$(9.34)	$(5.05)	$(3.84)

Pro Forma basic and diluted (Note 2)			$(3.77)		$(0.99)

Weighted Average Common Shares Outstanding:
Actual	4,214,677	4,503,862	4,507,237	4,506,026	4,536,375

Pro Forma (Note 2)			9,400,508		10,714,139

The accompanying notes are an integral part of these consolidated statements.

COSI, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE SECURITIES AND STOCKHOLDERS’ EQUITY

For the Years Ended JANUARY 3, 2000, JANUARY 1, 2001 and DECEMBER 31, 2001
and for the Nine Months Ended September 30, 2002

	Redeemable Securities

	Series A Convertible		Series B Convertible		Series C Convertible
	Preferred Stock		Preferred Stock		Preferred Stock
							Total
	Number of		Number of		Number of		Redeemable
	Shares	Amount	Shares	Amount	Shares	Amount	Securities

BALANCE, December 28, 1998	1,142,124	$13,705,739	261,521	$2,974,804	—	$—	$16,680,543
Issuance of common stock	—	—	—	—	—	—	—
Issuance of preferred stock	4,082	50,000	(261,521)	(2,974,804)	1,343,668	19,987,062	17,062,258
Conversion of preferred stock	—	—	—	—	(74,687)	(1,155,415)	(1,155,415)
Issuance of warrants	—	—	—	—	—	—	—
Costs of preferred stock issuance	—	—	—	—	—	(128,113)	(128,113)
Compensation relating to stock option	—	—	—	—	—	—	—
Compensation relating to subscriptions receivable	—	—	—	—	—	—	—
Accrued preferred stock dividend	—	1,137,944	—	—	—	1,177,005	2,314,949
Accretion of preferred stock to liquidation value	—	224,936	—	—	—	21,352	246,288
Net loss	—	—	—	—	—	—	—

BALANCE, January 3, 2000	1,146,206	15,118,619	—	—	1,268,981	19,901,891	35,020,510
Issuance of Series C convertible preferred stock, net of issuance costs	—	—	—	—	1,426,936	22,455,104	22,455,104
Accrued preferred stock dividend	—	1,320,434	—	—	—	2,649,775	3,970,209
Accretion of preferred stock to liquidation value	—	224,936	—	—	—	24,539	249,475
Issuance of common stock	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common Stock			Notes
			Additional	Receivable
	Number of		Paid-In	from	Accumulated
	Shares	Amount	Capital	Stockholders	Deficit	Total

BALANCE, December 28, 1998	3,770,895	$37,709	$17,759,062	$(2,974,804)	$(11,443,867)	$3,378,100
Issuance of common stock	396,711	3,967	4,119,976	—	—	4,123,943
Issuance of preferred stock	—	—	—	—	—	—
Conversion of preferred stock	336,209	3,362	4,126,858	—	—	4,130,220
Issuance of warrants	—	—	88,230	—	—	88,230
Costs of preferred stock issuance	—	—	—	—	—	—
Compensation relating to stock option	—	—	4,412,458	—	—	4,412,458
Compensation relating to subscriptions receivable	—	—	100,113	—	—	100,113
Accrued preferred stock dividend	—	—	—	—	(2,314,949)	(2,314,949)
Accretion of preferred stock to liquidation value	—	—	—	—	(246,288)	(246,288)
Net loss	—	—	—	—	(34,498,046)	(34,498,046)

BALANCE, January 3, 2000	4,503,815	45,038	30,606,697	(2,974,804)	(48,503,150)	(20,826,219)
Issuance of Series C convertible preferred stock, net of issuance costs	—	—	—	—	—	—
Accrued preferred stock dividend	—	—	—	—	(3,970,209)	(3,970,209)
Accretion of preferred stock to liquidation value	—	—	—	—	(249,475)	(249,475)
Issuance of common stock	54	1	634	—	—	635
Net loss	—	—	—	—	(23,230,027)	(23,230,027)

BALANCE, January 1, 2001	1,146,206	16,663,989	—	—	2,695,917	45,031,309	61,695,298
Issuance of Series C convertible preferred stock, net of issuance costs	—	—	—	—	1,465,672	23,915,878	23,915,878
Issuance of warrants	—	—	—	—	—	—	—
Issuance of warrants in connection with preferred stock financing	—	—	—	—	—	—	—
Accrued preferred stock dividend	—	1,429,280	—	—	—	4,980,812	6,410,092
Accretion of preferred stock to liquidation value	—	224,936	—	—	—	43,057	267,993
Issuance of common stock	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

BALANCE, December 31, 2001	1,146,206	18,318,205	—	—	4,161,589	73,971,056	92,289,261
Issuance of Series C convertible preferred stock, net of issuance costs	—	—	—	—	942,629	15,626,611	15,626,611
Issuance of warrants	—	—	—	—	—	—	—
Issuance of warrants in connection with preferred stock financing
Accrued preferred stock dividend	—	1,148,761	—	—	—	5,340,593	6,489,354
Accretion of preferred stock to liquidation value	—	168,702	—	—		118,689	287,391
Exchange of senior subordinated debt and warrants for Series C Convertible Preferred Stock (Note 16)	—	—	—	—	217,327	3,613,075	3,613,075
Issuance of common stock	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

BALANCE, September 30, 2002 (unaudited)	1,146,206	$19,635,668	—	$—	5,321,545	$98,670,024	$118,305,692

[Additional columns below]

[Continued from above table, first column(s) repeated]

BALANCE, January 1, 2001	4,503,869	45,039	30,607,331	(2,974,804)	(75,952,861)	(48,275,295)
Issuance of Series C convertible preferred stock, net of issuance costs	—	—	—	—	—	—
Issuance of warrants	—	—	1,098,469	—	—	1,098,469
Issuance of warrants in connection with preferred stock financing	—	—	231,631	—	—	231,631
Accrued preferred stock dividend	—	—	—	—	(6,410,092)	(6,410,092)
Accretion of preferred stock to liquidation value	—	—	—	—	(267,993)	(267,993)
Issuance of common stock	7,625	76	66,601	—	—	66,677
Net loss	—	—	—	—	(35,423,343)	(35,423,343)

BALANCE, December 31, 2001	4,511,494	45,115	32,004,032	(2,974,804)	(118,054,289)	(88,979,946)
Issuance of Series C convertible preferred stock, net of issuance costs	—	—	—	—	—	—
Issuance of warrants	—	—	4,938,506			4,938,506
Issuance of warrants in connection with preferred stock financing			43,900			43,900
Accrued preferred stock dividend	—	—	—	—	(6,489,354)	(6,489,354)
Accretion of preferred stock to liquidation value	—	—	—	—	(287,391)	(287,391)
Conversion of senior subordinated debt to Series C Convertible Preferred Stock (Note 16)	—	—	(429,865)	—	—	(429,865)
Issuance of common stock	33,983	340	351,258	—		351,598
Net loss	—	—	—	—	(10,647,906)	(10,647,906)

BALANCE, September 30, 2002 (unaudited)	4,545,477	$45,455	$36,907,831	$(2,974,804)	$(135,478,940)	$(101,500,458)

The accompanying notes are an integral part of these consolidated statements.

F-6

COSI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended			For the Nine Months Ended

	January 3,	January 1,	December 31,	October 1,	September 30,
	2000	2001	2001	2001	2002

				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(34,498,046)	$(23,230,027)	$(35,423,343)	$(17,960,584)	$(10,647,906)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,155,186	6,158,146	6,689,985	5,391,741	4,147,963
Amortization of deferred financing costs	—	—	—	—	167,462
Asset impairments and disposals	12,410,599	5,847,545	9,933,142	1,652,308	4,490
Writedown of financing charges	88,230	—	—	—	—
Provision for bad debts	306,925	73,330	—	—	18,000
Stock compensation expense	4,512,571	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(245,598)	(1,653,944)	765,761	336,960	419,461
Inventory	(108,841)	(397,048)	(492,934)	(295,682)	1,484
Other assets	—	667,935	(409,413)	(223,559)	(2,121,097)
Accounts payable	(925,196)	2,282,931	918,150	(1,933,559)	164,830
Accrued liabilities	2,099,059	2,358,273	(255,229)	(19,209)	80,346
Accrued merger and integration	639,300	(639,300)	—	—	—
Accrued contractual lease increases	831,784	628,401	825,772	578,442	520,189
Prepaid expenses and other current assets	(242,815)	(198,203)	(53,084)	(246,696)	(236,164)
Lease termination accrual	3,437,146	(437,146)	5,201,674	2,038,319	(318,798)

Net cash used in operating activities	(8,539,696)	(8,539,107)	(12,299,519)	(10,681,519)	(7,799,740)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, equipment and leasehold improvements	(13,795,532)	(18,161,055)	(20,350,590)	(14,347,771)	(12,248,437)
Payments made for security deposits	(224,775)	(186,693)	—	—	—
Payments made for intangible and other assets	(721,991)	—	—	—	—

Net cash used in investing activities	(14,742,298)	(18,347,748)	(20,350,590)	(14,347,771)	(12,248,437)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	4,123,943	635	66,677	66,386	351,598
Net proceeds from issuance of preferred stock	18,408,949	22,455,104	24,147,509	23,078,359	15,670,511
Proceeds from bridge financing notes	1,500,000	—	—	—	—
Principal payments on capital lease obligations	(237,981)	(303,783)	(572,060)	(393,165)	(379,877)
Proceeds from long-term debt plus related warrants	—	2,998,977	9,269,198	—	4,202,968
Principal payments on long-term debt	(21,740)	(186,947)	(854,516)	(478,746)	(872,676)

Net cash provided by financing activities	23,773,171	24,963,986	32,056,808	22,272,834	18,972,524

Net increase (decrease) in cash	491,177	(1,922,869)	(593,301)	(2,756,460)	(1,075,653)
CASH AND CASH EQUIVALENTS, beginning of year	6,494,564	6,985,741	5,062,872	5,062,872	4,469,571

CASH AND CASH EQUIVALENTS, end of year	$6,985,741	$5,062,872	$4,469,571	$2,306,412	$3,393,918

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$117,952	$220,492	$466,764	$320,230	$241,063

Corporate franchise and income taxes	$68,111	$7,931	$277,198	$205,833	$165,435

Non-cash financing transactions:
Assets acquired under capital leases	$915,799	$134,678	$—	$—	$—

Conversion of Senior Subordinated Debt to Series C Preferred	$—	$—	$—	$—	$3,183,210

Conversion of Warrants to Series C Preferred	$—	$—	$—	$—	$429,865

The accompanying notes are an integral part of these consolidated statements.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 3, 2000, January 1, 2001 and December 31, 2001

1.     Description and Organization of Business

      Cosi, Inc. and subsidiaries (the “Company” or “Cosi”), formerly known as Xando Cosi, Inc., engages in the business of operating restaurants, which sell high-quality coffees and sandwiches along with a variety of coffee beverages, teas, baked goods and alcoholic beverages. As of December 31, 2001, the Company had 67 restaurants in operation in Connecticut, New York, the District of Columbia, Pennsylvania, Maryland, Massachusetts, Virginia, Illinois, New Jersey, Michigan, Ohio and Wisconsin.

      On October 4, 1999, a wholly-owned subsidiary of the Company merged with Cosi Sandwich Bar, Inc. (“Cosi SB”). The merger was accounted for as a pooling of interests (Note 3).

2.     Summary of Significant Accounting Policies

     Fiscal Year End

      The Company’s fiscal year ends on the Monday closest to December 31. Fiscal years 1999, 2000 and 2001 ended on January 3, 2000, January 1, 2001 and December 31, 2001, respectively. Fiscal 1999 contained 53 weeks and fiscal 2000 and 2001 each contained 52 weeks.

     Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents

      The Company considers all short-term liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2001 and January 1, 2001, $1.4 million and $2.8 million, respectively, was invested primarily in commercial paper and money market accounts and is classified as cash and cash equivalents in the accompanying consolidated balance sheets.

     Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits and accounts receivable. The Company places its cash deposits in FDIC insured financial institutions, commercial paper and money market funds. Cash deposits may exceed FDIC insured levels from time to time.

      The Company’s accounts receivable consist principally of receivables from trade or “house” accounts representing corporate customers, as well as amounts due from certain landlords for tenant improvement reimbursements. The Company has established credit procedures, whereby analyses are performed to control the granting of credit to customers.

     Inventory

      Inventory is stated at the lower of cost (first in, first out method) or market, and consists principally of whole bean coffee, liquor, sandwich ingredients and packaging and related food supplies.

     Property, Equipment and Leasehold Improvements

      Property, equipment and leasehold improvements are stated at cost and include improvements and costs incurred in the development and construction of new restaurants and remodels, equipment and leasehold improvements. Depreciation is computed using the straight-line method over estimated useful lives, which

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

range from two to fifteen years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the related leases.

     Restaurant Impairment Charges

      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” impairment losses are recorded on long-lived assets on a restaurant by restaurant basis whenever impairment factors are determined to be present. The Company considers a history of restaurant operating losses to be its primary indicator of potential impairment for individual restaurant locations. The Company has identified certain units that have been impaired, and recorded charges of approximately $4.2 million (related to seven restaurants), $5.8 million (related to ten restaurants) and $7.2 million (related to fourteen restaurants, including $0.3 million for one restaurant damaged in the events of September 11, 2001 — See Note 15) in the statements of operations for fiscal years 1999, 2000 and 2001, respectively. The Company determines whether a restaurant location is impaired based on expected undiscounted cash flows, generally for the remainder of the lease term, and then determines the impairment charge based on discounted cash flows for the same period.

     Intangibles, Security Deposits and Other Assets

      Intangibles and other assets consist of expenditures associated with obtaining liquor licenses, trademarks and logos. Liquor licenses are stated at cost which, in the aggregate, is not in excess of market. Certain of the liquor licenses have unlimited lives provided that they are renewed annually and, accordingly, the costs of those liquor licenses are not amortized. Security deposits primarily consist of deposits placed on leased locations. Amortization expense related to intangibles and other assets amounted to approximately $27,000, $8,400 and $9,400, for fiscal years 1999, 2000 and 2001, respectively.

      The Company reviews intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable. Management believes that there is no impairment with respect to such intangible assets at December 31, 2001 or January 1, 2001.

      As discussed in Note 16(F), in the third quarter of fiscal 2002, the Company entered into a new senior secured credit facility and issued warrants to purchase 983,670 shares of common stock at an exercise price of $6.00 per share. The fair value of the warrants of approximately $4.0 million was recorded as deferred financing costs which is classified as other assets in the accompanying balance sheet. The costs are being amortized over the term of the facility of two years. Amortization of deferred financing costs of approximately $167,000 is included in interest expense in the accompanying statement of operations for the nine months ended September 30, 2002.

     Income Taxes

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

     Revenue Recognition

      The Company records revenue at the time of the purchase of its products by its customers.

      In December 1999, the SEC staff released Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition,” which provides guidance on the recognition, presentation and disclosure of revenue in financial

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements. SAB No. 101 explains the SEC staff’s general framework for recognizing revenue and specific criteria to be met, along with required disclosures related to revenue recognition. Adoption of SAB No. 101 in fiscal 2000 did not have a material impact on the Company’s financial position or results of its operations.

     Fair Value of Financial Instruments

      The Company accounts for financial instruments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. The carrying value of all financial instruments reflected in the accompanying balance sheet approximates fair value at January 1, 2001 and December 31, 2001.

     Stock-Based Compensation

      The Company complies with the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The provisions of SFAS No. 123 encourage entities to adopt a fair value based method of accounting for stock compensation plans; however, these provisions also permit the Company to continue to measure compensation costs under pre-existing accounting pronouncements. Pursuant to SFAS No. 123, the Company has elected to continue the accounting set forth in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and to provide the necessary pro forma disclosures (Note 11).

      In March 2000, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation: an Interpretation of APB Opinion 25”. Interpretation No. 44 provides clarification of certain issues, such as the determination of who is an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option award and the accounting for an exchange of stock compensation awards in a business combination. The Company believes that its practices are in conformity with this guidance and, accordingly, the adoption of the provisions of Interpretation No. 44 did not have a material impact on its financial statements.

     Net Loss Per Share

      The Company follows the provisions of SFAS No. 128, “Earnings Per Share”. In accordance with this statement, basic net loss per share is computed by dividing the net loss attributable to common shareholders (after deducting preferred stock dividends) by the weighted-average number of common shares outstanding. Diluted net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of common shares and dilutive common share equivalents, if any, outstanding. For all periods presented, the impact of all common share equivalents has not been included, as their inclusion would be anti-dilutive. The pro forma net loss per share gives effect to the conversion of the Series A and Series C Preferred Stock.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the numerators and denominators used in determining these pro-forma amounts is as follows:

	Year Ended	Nine Months Ended
	December 31, 2001	September 30, 2002

Net Loss attributable to Common Stock	$(42,101,428)	$(17,424,651)
Add: Preferred Stock Dividends	6,678,085	6,776,745
Pro-Forma Net Loss attributable to Common Stock	$(35,423,343)	$(10,647,906)
Weighted average Common Shares Outstanding	4,507,237	4,536,375
Effect of conversion of Preferred Securities	4,893,271	6,177,764
Pro-Forma weighted average common shares outstanding	9,400,508	10,714,139

     Segment Disclosures

      The Company has adopted the provisions of SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”. Pursuant to this pronouncement, operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources in assessing performance. Management of the Company considers its operations to be in the food service industry and, as a result, the Company has one single reporting operating unit with all sales historically generated in the United States.

     Pre-Opening Costs

      All costs incurred prior to the opening of a location, which consist primarily of salaries and other direct expenses incurred with the initial setup of restaurants and certain costs related to remodels, employee training and general restaurant management, are expensed as incurred.

     Advertising Costs

      Advertising costs are expensed as incurred and approximated $206,000, $177,000 and $141,000 for fiscal years 1999, 2000, 2001, respectively and approximately $108,000 and $74,000 for the nine months ended October 1, 2001 and September 30, 2002, respectively.

     Comprehensive Income

      The Company follows the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive (loss) income is the total of net (loss) income and all other nonowner changes in equity (or other comprehensive income), such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Comprehensive income must be reported on the face of the consolidated statements of operations or the consolidated statements of stockholders’ equity. The Company’s operations did not give rise to items includable in comprehensive income that were not already in its net loss for fiscal years 1999, 2000 and 2001. Accordingly, the Company’s comprehensive loss is the same as its net loss for all periods presented.

     Reclassifications

      Certain items in the financial statements presented have been reclassified to conform to the fiscal 2001 presentation.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Recently Issued Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal years beginning after June 15, 2000 and will not require retroactive restatement of prior period financial statements. This statement requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet, measured at fair value. Derivative instruments will be recognized as gains or losses in the period of change. The adoption of SFAS No. 133 during fiscal 2001 did not have a material impact on the Company’s financial position or results of its operations.

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life) adoption of these standards in fiscal 2002 will not have a material impact on the Company’s financial statements, principally because the Company’s significant business combination (Note 3) was accounted for under the pooling-of-interests method of accounting in which no goodwill was recorded. The Company’s intangibles consist of expenditures associated with obtaining liquor licenses, trademarks and logos. These identifiable intangibles have indefinite lives and, accordingly, will no longer be amortized effective January 1, 2002 upon adoption of this Statement.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes adoption of SFAS 143 will not have a material effect on its financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 supercedes SFAS 121 and APB Opinion No. 30, “Reporting Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This statement retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. The provisions of this statement are required to be adopted no later than fiscal years beginning after December 31, 2001. The Company adopted the provisions of this statement beginning in fiscal 2002, and this adoption did not have a material impact on the Company’s financial position or results of its operations.

      In April 2002, the FASB approved SFAS 145, “Rescission of FASB Statements No. 4, 44 and 54, Amendment of SFAS 13, and Technical Corrections.” SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We do not expect SFAS 145 to have a material impact on our financial statements.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3.     Merger and Related Costs

      On October 4, 1999, Cosi SB merged with and into a wholly owned subsidiary of the Company. As a result of the merger, Cosi SB became a wholly owned subsidiary of the Company. The former Cosi SB shareholders were entitled to receive 6.4211 shares of the Company’s common stock for each share of Cosi SB common stock. As a result, Cosi SB shareholders received 2,088,624 shares of the Company’s common stock. In addition, outstanding Cosi SB stock options were converted at the same exchange factor into options to purchase approximately 1,035,384 shares of the Company’s common stock. The merger was intended to qualify as a tax-free reorganization and was accounted for under the pooling-of-interests accounting method.

      In connection with the merger, the Company recorded costs and expenses of approximately $894,000, principally for legal and accounting services. Additionally, the Company wrote down the book value of certain property, equipment and leaseholds with a net book value of approximately $8.1 million to recognize an impairment due to facility consolidation and renovation and reconfiguration of certain restaurant locations.

      Costs incurred to recognize certain severance, systems integration and relocation amounted to approximately $812,000 during fiscal 1999.

      For fiscal 1999 revenues and net loss of Xando and Cosi included in the financial statements are as follows:

Fiscal Year 1999

Revenues:
Xando	$16,626,158
Cosi	20,636,016

$37,262,174

Net Loss:
Xando	$(27,418,618)
Cosi	(7,079,428)

$(34,498,046)

4.     Accounts Receivable, net

      Accounts receivable, net, consists of the following:

	January 1,	December 31,	September 30,
	2001	2001	2002

			(unaudited)
Accounts receivable, trade	$828,095	$657,102	$674,987
Reimbursements due from landlords	1,360,539	482,548	175,049
Other	142,951	278,981	138,603

	2,331,585	1,418,631	988,639
Less: allowance for doubtful accounts	(367,038)	(219,845)	(227,314)

Accounts receivable	$1,964,547	$1,198,786	$761,325

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Property, Equipment and Leasehold Improvements

      Property, equipment and leasehold improvements consist of the following:

	January 1,	December 31,	September 30,
	2001	2001	2002

			(unaudited)
Leasehold improvements	$18,825,166	$23,216,827	$30,358,078
Furniture and fixtures	4,306,431	6,279,777	7,461,890
Restaurant equipment	3,843,848	6,455,154	9,133,862
Computer and telephone equipment	4,146,204	5,600,702	6,704,171
Construction in progress	588,914	181,252	310,719

	31,710,563	41,733,712	53,968,720
Less: accumulated depreciation and amortization	(9,929,356)	(16,226,517)	(20,365,541)

	$21,781,207	$25,507,195	$33,603,179

      Depreciation and amortization expense for fiscal years 1999, 2000 and 2001 was $3,128,172, $6,131,888 and $6,680,585, respectively.

6.     Accrued Liabilities

      Accrued liabilities consists of the following:

	January 1,	December 31,	September 30,
	2001	2001	2002

			(unaudited)
Payroll and related benefits and taxes	$1,060,734	$2,043,941	$1,188,649
Professional and legal costs	232,600	188,581	301,948
Taxes payable	321,119	473,022	427,405
Other	3,588,376	2,246,265	3,114,153

	$5,202,829	$4,951,809	$5,032,155

7.     Long-Term Debt

     Notes Payable

      The Company maintains a credit facility in the original amount of $3 million under a Master Loan and Security Agreement dated October 28, 1999 (the “Equipment Loan Credit Facility”). The proceeds are required to be used for the purchases of equipment. Borrowings are secured by the equipment purchased. Each borrowing under the Equipment Loan Credit Facility is payable over 36 months and the interest rate is determined at the time of the borrowing. Warrants to purchase shares of Series C Convertible Preferred Stock were issued in connection with the Credit Facility. The warrants entitle the holder to acquire 8,068 shares of the Company’s Series C Convertible Preferred Stock for $14.875 per share. As of December 31, 2001, there were two notes payable outstanding under the Equipment Loan Credit Facility. The note payable due September 1, 2003 requires monthly payments of $35,949, which commenced in October 2000, and accrues interest at a rate of 9.10% per annum. The note payable due December 1, 2003 requires monthly payments of $58,361, which commenced in December 2001, and accrues interest at a rate of 8.50% per annum.

      In addition to the monthly payments, the Company is required to pay loan fees of $113,738 and $186,158, respectively, which are due September 1, 2003 and December 1, 2003, respectively. The Company is amortizing these loan fees as additional interest expense over the term of the notes.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to the credit facility, the Company has an outstanding note payable of approximately $174,000. The note is due March 2007 and requires monthly payments of $3,097, which commenced in May 1998, and accrues interest at a rate of 10% per year.

     Senior Subordinated Debt

      In November 2001, the Company issued approximately $9 million of senior subordinated notes along with detachable warrants. The notes bear interest at 13% per annum, compounded quarterly and payable in arrears, and will mature in 5 years. Interest is payable at maturity of the notes. The holders of the notes have the right to obtain payment in cash for the accrued but unpaid interest eighteen months from the date of issuance of the notes provided written notice (“Notice”) is given to the Company. Should that occur, the interest rate would be retroactively reduced to 11.5% compounded quarterly from the date of issuance through the Notice date, and thereafter. The Company also has the right to pre-pay its obligation under the notes by incurring a prepayment premium, as defined, on the outstanding principal plus accrued but unpaid interest. Additionally, the notes will be subject to a mandatory prepayment at the election of the Company or the holders at any time after the earliest of (i) a material change in ownership, as defined, (ii) a merger or sale of substantially all of the Company’s assets, (iii) a substantial change in corporate structure, as defined, or (iv) a default by the Company, as defined. The warrants are exercisable at $.01 per common share and are exercisable for a period of 5 years from the date of issuance. The fair value ascribed to the warrants was $1,079,808. The value assigned to the warrants is being recognized as interest expense over the term of the notes.

      Maturities of long-term debt during the next five fiscal years and thereafter are as follows (As of December 31, 2001):

2002	$1,136,835
2003	1,296,912
2004	41,434
2005	45,439
2006	9,015,877
Thereafter	111,942

11,648,439
Less: Current maturities	(1,136,835)
Unaccreted debt discount	(1,045,582)

Long-term debt, net	$9,466,022

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Capital Lease Obligations

      At December 31, 2001, the Company is obligated under capital leases for certain restaurant equipment with an original cost of $2,019,144. The leases expire at various dates through 2004. The following is a schedule of future minimum lease payments for capital leases as of December 31, 2001:

2002	$480,007
2003	138,287
2004	2,929

Total lease payments	621,223
Less: amount representing interest	44,125

Present value of net capital lease payments	577,098
Less: current portion	441,862

Long-term portion	$135,236

9.     Income Taxes

      Significant components of the Company’s deferred tax assets are as follows:

	January 1,	December 31,
	2001	2001

Deferred tax assets:
Net operating loss carryforward	$13,611,490	$21,239,769
Deferred compensation	1,669,651	1,669,651
Depreciation expense and Impairment of Long-Lived Assets	6,151,633	10,139,945
Lease termination accrual	1,110,000	3,034,619
Allowance for doubtful accounts	135,804	81,343
Contractual lease increases	807,635	1,113,171
Accrued expenses	288,758	238,190
Other assets	6,973	6,973

Total deferred tax assets	23,781,944	37,523,661
Valuation allowance	(23,781,944)	(37,523,661)

Net deferred taxes	$—	$—

      As of December 31, 2001, the Company has Federal net operating tax loss carryforwards of approximately $57.4 million, which if not used, will expire through 2021. Utilization of the net operating losses may be subject to an annual limitation due to the change in ownership provisions of the Internal Revenue Code and similar state provisions. These annual limitations may result in the expiration of these net operating losses before their utilization. The Company has recorded a valuation allowance to offset the benefit associated with the deferred tax assets noted above due to the uncertainty of realizing the related benefits.

10.     Capitalization

     Change in Authorized Number of Shares

      On September 29, 2001, the Corporation amended its Certificate of Incorporation to increase the authorized capital stock from 25,226,580 shares to 45,673,947, of which 30,000,000 shares will be Common Stock and 15,673,947 shares will be Preferred Stock, designated as follows: 2,005,862 shares of Series A

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

convertible preferred stock, 10,510,191 shares of Series C convertible preferred stock and 3,157,894 shares to be designated by the Board of Directors.

     Redeemable Securities

     Series A Convertible Preferred Stock

      In connection with the Series A Convertible Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) dated April 28, 1998, the Company issued 1,142,124 shares of Series A Convertible Preferred Stock (the “Series A”) for approximately $14 million. The proceeds were reduced by $351,800 for closing costs. The Series A Purchase Agreement provides for the issuance of one warrant to purchase one share of the Company’s Common Stock at an exercise price of $.01 (the “Warrants”) for each 13 shares of Series A issued. The Warrants are exercisable for a period of ten years from the date of issuance and will expire on the earlier of (i) the completion of a qualified public offering, as defined or (ii) the redemption of all of the Series A. The Company allocated $997,818 of the proceeds to the warrants to recognize their fair value. In November 1999, the Company issued an additional 4,082 shares of Series A for $50,000, based on the same terms and conditions. No additional warrants were issued.

     Series B Convertible Preferred Stock

      Contemporaneously with the Series A Purchase Agreement, the Company issued 261,521 shares of Series B Convertible Preferred Stock (the “Series B Executive Stock”) to certain officers of the Company in exchange for promissory notes aggregating $2,974,804 pursuant to the terms of an Executive Stock Agreement the “Executive Agreement”. The promissory notes accrue interest at an annual rate of 5.75% and mature in April 2003. These notes are included in stockholders’ equity as notes receivable from stockholders. The Executive Agreement provided that shares of Series B vest at the rate of 25% per year or immediately upon a qualified public offering. During 1999, the officers converted the Series B Executive Stock into an equal number of shares of common stock subject to the same vesting provisions. In the event that the Company no longer employs the stockholders, the Executive Agreement provides for certain Company stock repurchases and/or stockholder put options.

     Series C Convertible Preferred Stock

      On March 1, 1999, the Company entered into a bridge financing arrangement (the “Agreement”) pursuant to which it issued Subordinated Promissory Notes (the “Promissory Notes”) aggregating $1.5 million maturing on July 28, 1999. The Promissory Notes bear interest at an escalating rate (ranging from 12% to 18%) based on the number of days from the issuance of the Promissory Notes. Warrants (the “Bridge Warrants”) to purchase shares of Series A Convertible Preferred Stock were issued in connection with the Promissory Notes. The Bridge Warrants entitle the holder to acquire a certain amount of the Company’s Series A Convertible Preferred Stock for a price to be determined at the time of the Company’s next financing. The amount of preferred stock to be issued would be based upon a price per share based on certain provisions in the Agreement. At the time of the Company’s March 30, 1999 financing, the terms of the Bridge Warrants were specified to be for the purchase of 25,208 shares of Series A Convertible Preferred Stock at $14.875 per share. The fair value of the Bridge Warrants was determined using the Black-Scholes option-pricing model and totaled $88,230. On March 30, 1999, the Promissory Notes were exchanged for 100,840 shares of Series C Convertible Preferred Stock. The value assigned to the Bridge Warrants was recognized as interest expense and the carrying amount of the Promissory Notes were converted to Series C Convertible Preferred Stock upon conversion of the Promissory Notes.

      On March 30, 1999, in connection with the 1999 Series C Preferred Stock Purchase Agreement (the “1999 Series C Purchase Agreement”), the Company issued 1,343,668 shares of Series C convertible preferred stock (“1999 Series C”), par value $0.01 per share and received proceeds of approximately $20 million (including the exchange for the Company’s Promissory Notes aggregating $1.5 million; described

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

above). The proceeds were reduced by $128,411 for closing costs. During 1999, 74,687 shares of Series C were converted to an equal number of shares of Common Stock.

      During fiscal 2000, the Company issued an aggregate of 1,426,936 shares of Series C, par value $.01 at $15.75 per share, (“2000 Series C”). The Company received aggregate proceeds of approximately $22.4 million in April 2000, June 2000, and September 2000. The terms of the issuance of 2000 Series C are the same as the March 1999 issuance of 1999 Series C, with the exception that the liquidation preference of the 2000 Series C is $15.75 per share.

      During fiscal 2001, the Company issued 1,465,672 shares of Series C convertible preferred stock, par value $.01. (“2001 Series C”). The Company received proceeds of approximately $23.9 million, net of issuance costs. The terms of the issuance of 2001 Series C are the same as the previous issuances of Series C convertible preferred stock, with the exception that the liquidation preference is $16.625 per share.

      Each share of Series A and Series C may be converted into one share of Common Stock at any time at the option of the Series A and the Series C convertible preferred stockholders (the “Convertible Preferred Stockholders”). Such conversion is based on a value of $12.25, $14.875, $15.75 and $16.625 per share for 1999 Series A, 1999 Series C, 2000 Series C and 2001 Series C, respectively, with such value adjusted, if necessary, in order to prevent dilution. The value of accrued but unpaid dividends is not convertible to common stock upon conversion. The Series A and each of the 1999, 2000 and 2001 Series C shares will be automatically converted into Common Stock upon the earlier of (i) the completion of a qualified public offering (“Offering”), or (ii) the written demand of at least 60% of the then outstanding shares of each series of the shares held by the Convertible Preferred Stockholders.

      In the event this conversion does not occur, the Series A and Series C may be redeemed any time after April 1, 2004 and March 30, 2005, respectively, at the option of the holders of at least a majority of then outstanding shares at a price of $12.25, $14.875, $15.75 and $16.625, as applicable, per share (the “Liquidation Value”) plus all accrued but unpaid dividends. As a result of the redemption features, the Series A and Series C securities are presented outside stockholders’ equity in the accompanying consolidated balance sheets.

      Dividends on the Series A and the 1999, 2000 and 2001 Series C accrue at an annual rate of 8% on the sum of the Liquidation Value plus all accumulated and unpaid dividends whether or not they have been declared. In addition to such dividends, the Convertible Preferred Stockholders are entitled to participate in dividends declared to common stockholders, if any, other than those dividends solely payable in common stock. These dividends are based on amounts that would have been declared and paid with respect to the Common Stock issuable to the Convertible Preferred Stockholders upon the conversion of all Series A and 1999, 2000 and 2001 Series C into common stock immediately prior to the record date of such dividends. In the event of any liquidation, dissolution or winding up of the Company, each Convertible Preferred Stockholder will receive liquidation preferences in the amount of the greater of (i) the Liquidation Value on all shares of Series A and 1999, 2000 and 2001 Series C held plus all accrued and unpaid dividends or (ii) such stockholders’ pro rata share of the portion of all liquidation proceeds payable to the common stockholders after all required liquidation payments to the Series B convertible preferred stockholders are made.

      The holders of the Series A and 1999, 2000 and 2001 Series C are entitled to vote on all matters submitted to all stockholders for a vote together with the common stockholders, all voting together as a single class, however, the Convertible Preferred Stockholders, voting as a class, have the right to approve any mergers, acquisitions, and sale of Company assets, dividends, distributions, stock repurchases or issuance of any equity securities senior or equal to the Series A and 1999, 2000 and 2001 Series C. The Purchase Agreements for Series A, and for 1999, 2000 and 2001 Series C (the “Preferred Stock Purchase Agreements”) and the Executive Agreement provide for anti-dilution adjustments in connection with any distribution of the Company’s common stock.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Common Stock Purchase Rights

      On June 28, 2001, the Board of Directors resolved to adopt a Shareholders’ Rights Plan “Rights Plan”. The resolution provides that the Rights Plan will be effective only upon the consummation of an Offering by the Company. Upon an Offering a dividend distribution of one right (“Right”) for each share of common stock, $.01 par value per share of the Corporation will be made to stockholders. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of preferred stock of the Company designated as Series D Preferred Stock at a price of $100 per one one-hundredth of a share. The Board of Directors also resolved to amend its certificate of incorporation, effective upon the consummation of an Offering by the Company, to designate 1,000,000 shares of Series D Preferred Stock for such issuance. The Series D Preferred Stock (“Series D”), $.01 par value per share will be nonredeemable and subordinated to any other series of the Company’s preferred stock.

      Initially, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the common stock. The Rights become exercisable, unless earlier redeemed, by each record holder upon the close of business on the day which is the earlier of (i) the tenth day following the first date there is public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company or such earlier date as determined by the Board of Directors; or (ii) the tenth business day after the announcement that a person or group’s intention to commence or engage in a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the common stock of the Company by this person or group.

11.     Stock Option Plans

      The Company has several stock option plans that provide for the granting of incentive and nonqualified stock options to participants, employees and non-employee directors, to acquire Common Stock.

      There are 6,350,126 shares of Common Stock reserved for issuance under the Plans. Grants have been made at fair market value (as determined by the Board of Directors) and generally vest over a period of five years and expire ten years from the date of the grant. The Board of Directors approves vesting terms on an individual basis. The Company accounts for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.”

      Activity with respect to the Company’s stock option plans for the years ended January 3, 2000, January 1, 2001 and December 31, 2001 was as follows:

	Number	Range of	Weighted Average
	of Options	Exercise Price	Exercise Price

Balance as of December 28, 1998	1,123,237	$1.558 - $18.813	$7.166
Granted	353,450	$8.925 - $12.250	$11.387
Canceled/ Expired	(48,078)	$1.558 - $12.250	$8.038

Balance as of January 3, 2000	1,428,609	$1.558 - 18.813	$8.181
Granted	818,803	$ 12.250	$12.250
Exercised	(55)	$10.938	$10.938
Canceled/ Expired	(143,192)	$8.925 - 12.250	$10.999

Balance as of January 1, 2001	2,104,165	$1.558 - 18.813	$9.616
Granted	1,377,234	$12.250	$12.250
Exercised	(5,349)	$5.303 - $12.250	$7.308
Canceled/ Expired	(210,445)	$8.925 - $12.250	$11.925

Balance as of December 31, 2001	3,265,605	$1.558 - $18.813	$10.588

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      There were approximately 1.0 million, 1.1 million and 1.5 million options exercisable under the Plans as of January 3, 2000, January 1, 2001 and December 31, 2001, respectively.

      Had compensation cost for these programs been determined based upon the fair value at the grant dates consistent with SFAS No. 123, the Company’s pro forma net loss and net loss per common share would have been as follows:

	1999	2000	2001

Net loss attributable to common stock:
As reported	$(37,059,283)	$(27,449,711)	$(42,101,428)
Pro forma	(37,704,507)	(28,020,683)	(43,478,843)
Net loss per common share — Basic and Diluted:
As reported	$(8.79)	$(6.09)	$(9.34)

Pro forma	$(8.94)	$(6.23)	$(9.64)

Pro Forma net loss per common share — Basic and Diluted:
As reported			$(3.77)

Pro forma			$(3.87)

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year Ended	1999	2000	2001

Expected volatility	—	—	—
Average expected option life	5 years	5 years	5 years
Average risk-free interest rate	5.13%	6.37%	4.57%
Dividend yield	0%	0%	0%

      Prior to the merger, certain officers of Cosi SB had received compensatory nonqualified stock options, which were exercisable upon the underlying shares reaching a targeted market value. As a result of the merger, these options vested and a charge to earnings of approximately $4.2 million was recorded in fiscal year 1999.

      Summarized information about the Company’s stock options outstanding and exercisable at December 31, 2001 is as follows:

	Outstanding			Exercisable

		Average	Average		Average
Exercise Price Range	Options	Life	Price	Options	Price

$1.558	171,232	4.59	$1.558	171,233	$1.558
$5.303	326,407	4.92	$5.303	326,407	$5.303
$8.925 - $10.938	594,659	6.28	$9.678	572,050	$9.625
$12.250	2,116,165	9.25	$12.250	441,693	$12.250
$14.875 - $18.813	57,142	5.75	$15.855	57,143	$15.855

	3,265,605	7.97	$10.588	1,568,526	$8.82

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Defined Contribution Plan

      The Company has a 401(k) Plan (the “Plan”) for all qualified employees. The Plan provides for a matching employer contribution of twenty-five percent of up to four percent of the employees’ deferred savings. The employer contributions vest over five years. The deferred amount cannot exceed fifteen percent of an individual participant’s compensation in any calendar year. The Company’s contribution to the Plan was $11,652, $21,635 and $26,115 for fiscal years 1999, 2000 and 2001, respectively.

13.     Commitments and Contingencies

     Commitments

      As of December 31, 2001 the Company is committed under lease agreements expiring through 2014 for occupancy of its retail restaurants (excluding leases for retail restaurants not yet opened as of December 31, 2001, which are disclosed separately below) and for office space at the following minimum annual rentals:

2002	$9,579,976
2003	9,463,512
2004	10,117,206
2005	10,280,699
2006	10,156,417
Thereafter	41,386,859

      Rental expense for the fiscal years ended 1999, 2000 and 2001 totaled $3,584,831, $6,184,680 and $9,096,207, respectively. Certain lease agreements have renewal options ranging from 3 years to 15 years. In addition, certain leases obligate the Company to pay additional rent if restaurant sales reach certain minimum levels (percentage rent). Amounts incurred under these additional rent provisions were $203,776, $174,402 and $168,451 for fiscal years 1999, 2000 and 2001, respectively.

      As of December 31, 2001, future minimum rental payments required under non-cancelable operating leases for retail restaurants, which were not yet opened as of December 31, 2001, are as follows:

2002	$335,668
2003	618,226
2004	618,226
2005	628,184
2006	635,503
Thereafter	3,098,567

      Subsequent to year-end (through July 10, 2002), the Company entered into non-cancelable operating leases for future retail restaurant locations with minimum rental payments as follows:

2002	$190,803
2003	1,229,672
2003	1,327,205
2004	1,329,208
2005	1,331,250
Thereafter	8,662,034

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      From July 11, 2002 to November 6, 2002, the Company entered into non-cancelable operating leases for future retail restaurant locations with minimum rental payments as follows:

2002	$53,495
2003	2,259,601
2004	2,602,888
2005	2,633,105
Thereafter	20,268,495

      Certain of the Company’s lease agreements provide for scheduled rent increases during the lease term, or for rental payments commencing at a date other than the date of initial occupancy. In accordance with SFAS No. 13, “Accounting for Leases,” rent expense is recognized on a straight-line basis over the term of the respective leases. The Company’s obligation with respect to these scheduled rent increases has been presented as a long-term liability in the accompanying consolidated balance sheets.

      As of December 31, 2001, the Company had outstanding approximately $370,000 in standby letters of credit, which were given as security deposits for certain of the lease obligations. The letters of credit are fully secured by cash deposits or marketable securities held in accounts at the issuing banks. Such deposits are not available for withdrawal, amounted to approximately $370,000 at December 31, 2001 and are included as a component of Intangible, Security Deposits and Other Assets on the accompanying consolidated financial statements.

      In fiscal 1999, 2000 and 2001, the Company recorded a provision of approximately $3,437,000, $477,000 and $6,411,000, respectively, relating to lease commitments for restaurants the Company has closed or is committed to close. During fiscal 2001, the Company made cash payments totaling approximately $1,209,100 for those restaurants’ leases.

      As of December 31, 2001, future minimum lease payments related to restaurants that have been closed or are committed to be closed is approximately $16.9 million, with remaining lease terms ranging from 7 to 13 years.

      Other liabilities in the accompanying consolidated balance sheet as of January 1, 2001 include $3,000,000 in accrued lease termination costs (including a current portion of $746,751) and $2,182,798 in accrued contractual lease increases. Other liabilities as of December 31, 2001 include $8,201,674 in accrued lease termination costs (including a current portion of $1,678,880) and $3,008,570 in accrued contractual lease increases.

      During fiscal 2000, the Company entered into a contract to sell a restaurant and assigned the lease to the buyer. Simultaneously, the Company entered into a guaranty and surety agreement whereby the Company has guaranteed the first two years of rental payments to be made by the buyer. In the event of default by the buyer, the Company will be reinstated as the primary obligor under the lease.

     Purchase Commitment

      During fiscal year 1999, the Company entered into an exclusive coffee supply agreement with an unrelated third party (“Supplier”). The agreement calls for minimum purchases, in terms of both quantity and price, to be made by the Company of coffee beans and related products. The agreement is in effect through December 2002 but may be terminated by the Company or the Supplier provided 180 days notice is given in advance of such termination.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Self-Insurance

      The Company has a self-insured group health insurance plan. The Company is responsible for all covered claims to a maximum liability of $50,000 per participant during a plan year. Benefits paid in excess of $50,000 are reimbursed to the plan under the Company’s stop loss policy. In addition, the Company also has an aggregate stop loss policy whereby the Company’s liability for total claims submitted cannot exceed a pre-determined dollar factor based upon, among other things, past years’ claims experience, actual claims paid, the number of plan participants and monthly accumulated aggregate deductibles. Group health insurance expense for the fiscal years 1999, 2000 and 2001 was approximately $472,000, $800,000 and $968,000, respectively.

     Litigation

      From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management and counsel, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company’s financial condition, liquidity or results of operations.

     Employment Agreements

      During fiscal 2002, the Company has entered into employment agreements with certain officers and employees. The term of each agreement is for three years with each agreement expiring in 2005. The aggregate annual base salaries for the first year is $962,500.

14.     Related Party Transactions

      The Company incurs fees with a legal firm, a partner of which is an owner of certain of the Company’s equity securities. This firm provides legal services on behalf of the Company, which amounted to approximately $45,000, $41,000 and $71,000 for the fiscal years 1999, 2000 and 2001. Furthermore, the Company engages a public relations firm that is partially owned by a family member of a founding shareholder of the Company. This firm provides public relations services to the Company, which amounted to approximately $18,500, $67,000 and $146,000 for fiscal years 1999, 2000 and 2001, respectively. Management of the Company believes that these related party transactions were effected on a basis that approximates fair market value.

15.     Effect of the Events of September 11, 2001

      In September 2001, the Emerging Issues Task Force reached a consensus regarding Issue No. 01-10, “Accounting for the Impact of Terrorist Attacks of September 11, 2001,” which requires that losses and other costs incurred as a result of the September 11, 2001, events be classified as part of income from continuing operations in the statement of operations.

      As a result of the events of September 11, 2001, a Company owned restaurant location and a kiosk that had operated in the World Trade Center in New York City were destroyed. Additionally, due to its proximity to the World Trade Center, another restaurant in the World Financial Center was closed after the attacks and was reopened in September 2002. The Company and its insurer, and its insurance broker are in disagreement over the amount of insurance coverage for these locations. Consequently, approximately $1.3 million has been included in the 2001 provisions for asset impairments and disposals. The loss is net of approximately $1.0 million received or recoverable by the Company from property and casualty insurance.

      The Company also maintains business interruption insurance coverage for which it has submitted claims. At December 31, 2001 no amounts potentially reimbursable from business interruption policies had been recognized in the accompanying financial statements. Any amounts received from these policies will be

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized as income when received or, earlier, if the Company’s is notified of the amount of claims approved by its insurers.

      The Company received approximately $320,000 for business interruption insurance claims during the third quarter ended September 30, 2002 which has been recorded in other income in the accompanying statement of operations.

16.     Subsequent Events

(A)     Sale of Additional Securities

      During the first half of fiscal 2002, the Company issued approximately 0.9 million shares of Series C convertible preferred stock, par value $.01 (“2002 Series C”). The Company received proceeds of approximately $15.6 million. The terms of the issuance of 2002 Series C preferred convertible stock are the same as the previous issuances, with the exception that the liquidation preference is $16.625 per share.

(B)     Senior Subordinated Debt

      During the first half of fiscal 2002, the Company issued $500,000 of senior subordinated notes with detachable warrants. The fair value ascribed to the warrants was $61,407. The terms of the notes and warrants issued are the same as those issued during fiscal year 2001 (Note 7).

(C)     Exchange of Senior Subordinated Debt

      On February 20, 2002, holders of senior subordinated debt and the Company converted senior subordinated debt and warrants with a fair value of $3,638,149 into 217,327 shares of 2002 Series C Preferred Stock. The gain on this early extinguishment of the subordinated debt was not material to the unaudited results of operations for the nine months ended September 30, 2002.

(D)     Public Offering

      In February 2002, the Company announced it is considering an underwritten initial public offering of its common stock. Upon the effectiveness of a public offering, the Company’s Series A and Series C convertible preferred stock automatically converts to 6,467,612 shares of common stock (after the redemption of fractional shares for cash), which have been reserved for. Accordingly, pro forma per share data has been presented in the accompanying statements of operations for fiscal 2001 and for the nine months ended September 30, 2002 (unaudited). Pro forma per share information has been calculated before the effect of dividends on preferred stock and by reflecting the weighted average shares of preferred stock as common stock outstanding for the respective periods.

(E)     Reverse Stock Split

      In May 2002, the Company’s Board of Directors and shareholders approved a 1 for 1.75 reverse stock split effective June 4, 2002. All share and per share information in the accompanying financial statements have been restated to give effect to this reverse stock split.

      Common shares outstanding and Pro-Forma common shares outstanding exclude 3,365,144 shares of our common stock issuable upon exercise of stock options outstanding under our stock option plans as of September 30, 2002, of which 1,788,278 were exercisable as of September 30, 2002, and excludes 108,665 warrants to purchase common stock at $0.01 per share, 1,553,670 warrants to purchase common stock at $6.00 per share, 33,279 warrants to purchase common stock at $14.88 per share and 2,526 warrants to purchase common stock at $16.63 per share.

COSI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(F)     Senior Secured Note and Warrant Purchase Agreement

      In August 2002 the Company entered into a Senior Secured Note and Warrant Purchase Agreement with certain of its existing shareholders and members of its board of directors. This agreement provides the Company with a $16.4 million credit facility available for general corporate purposes. The credit facility allows the Company to draw down funds from time to time until August 12, 2003. Each borrowing will be evidenced by a senior secured note bearing interest at 12% per annum. These notes rank senior to all other funded indebtedness of the Company, and are secured by all of the Company’s tangible and intangible property, other than equipment pledged to secure the Company’s equipment loan credit facility (see note 7) and its capitalized lease obligations (see note 8). Interest on the notes will accrue and be payable together with principal in August 2004. However, at any time prior to August 2004, this credit facility will terminate and the Company will repay any amounts outstanding upon effectiveness of a public offering.

      In connection with the Senior Secured Note and Warrant Purchase Agreement, the Company has issued warrants to purchase an aggregate of 983,670 shares of its common stock, at an exercise price of $6.00 per share, pro rata to the parties to the agreement. The Company may issue additional warrants to these parties to purchase up to an aggregate of 983,670 shares of its common stock, at an exercise price of $6.00 per share. The additional warrants will be issued upon disbursement of each borrowing under the agreement, and will be distributed proportionally, based upon the amount of each loan disbursement of each purchaser of the senior secured notes. Each warrant issued pursuant to the Senior Secured Note and Warrant Purchase Agreement will have a term of five years, and may not be exercised until after one year from the date of issuance. As a result of this transaction, the Company recorded $4.0 million of additional paid in capital representing the fair market value of the warrants using the Black-Scholes method.

      During September and October 2002 the Company borrowed $9.5 million under the senior secured credit facility. In connection with these borrowings, the Company issued warrants to purchase 570,000 shares of its Common Stock at an exercise price of $6.00 per share. The Company recorded $2.3 million of additional paid in capital representing the market value of the warrants using the Black-Scholes method.

17.     Unaudited Interim Consolidated Financial Information

      The unaudited consolidated financial information for the nine months ended October 1, 2001 and September 30, 2002 has been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of the Company’s management, these unaudited consolidated financial statements reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consisted with that of the audited data presented herein. The consolidated results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

To the Board of Directors

Cosí, Inc.

      We have audited the consolidated financial statements of Cosí, Inc. as of December 31, 2001 and January 1, 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated July 18, 2002, except for Note 16 paragraph (F), as to which the date is August 15, 2002 (included elsewhere in this Registration Statement). Our audits also included the financial statement Schedule II — Valuation and Qualifying Accounts included in this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

New York, New York

July 18, 2002, except for Note 16 paragraph (F), as to which the date is August 15, 2002

S-1

SCHEDULE II

COSI, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

For the Three Years Ending December 31, 2001

	Balance at	Charged to	Charged to
	Beginning	Costs and	Other Accounts	Deductions		Balance at
Description	of Period	Expenses	(Describe)	(Describe)		End of Period

	(in $000s)
JANUARY 3, 2000
Allowance for doubtful accounts receivable	62.8	300.0	—	(55.9	)(a)	306.9
Lease termination reserve	—	3,437.1	—	—	(b)	3,437.1
Accrued merger and integration costs	—	1,192.8	—	(553.5	)(c)	639.3
JANUARY 1, 2001
Allowance for doubtful accounts receivable	306.9	88.1	—	(28.0	)(a)	367.0
Lease termination reserve	3,437.1	477.3	—	(914.4	)(b)	3,000.0
Accrued merger and integration costs	639.3	55.7	—	(695.0	)(c)	—
DECEMBER 31, 2001
Allowance for doubtful accounts receivable	367.0	3.6	—	(150.8	)(a)	219.8
Lease termination reserve	3,000.0	6,410.8	—	(1,209.1	)(b)	8,201.7

NOTES:

(a)	Write-off of uncollectable accounts.

(b)	Payments to landlords and others for leases on closed stores.

(c)	Payments of merger and integration costs.

S-2

A sampling of what's on our menu

COSÍ®

breakfast

Cosí Coffee Bar

The secret to great coffee? Cosí coffee beans and precise preparation.

latte, vanilla latte, cappuccino, hazelnut cappuccino, mocha, mint mocha, cafe au lait, cosí coffee, iced cosí coffee, oregon chai tea latte, hot teas

Squagels®

Better than bagels, squagels are baked fresh in our oven every morning!

plain, cinnamon raisin, onion, poppy, everything parmesan, mixed fruit, salt, asiago cheese, sesame

Pastries

Choose from our fresh selection of:

muffins, lowfat muffins, scones, danish, croissants, crumb cakes, iced cinnamon buns, and more!

lunch

All prices valid in Chicago market.

Cosí Sandwiches

Our famous sandwiches are made with fresh Cosí bread. Served with Cosí Chips.

buffalo chicken with blue cheese s'bread	5.95
grilled chicken with tomato, basil, & mozzarella	5.95
cranberry roasted turkey & romaine	5.75
smoked turkey with brie & honey mustard	5.95
roast beef, caramelized onions, & dijon	5.95
tomato, basil, mozzarella, & Cosí vinaigrette	5.45

Freshly Tossed Salads

All salads are served with fresh Cosí bread.

shanghai chicken salad ... lowfat Oriental dressing	5.95
cosí signature salad ... shallot and sherry vinaigrette	5.95
caesar salad ... classic Caesar dressing	4.95
cosí mixed green salad ... Cosí balsamic vinaigrette	4.95

dinner

Cosí-dillas™

Our crackly crust flatbread is pounded into a baked "tortilla" and filled with cheeses, veggies, and other fillings.

three cheese cosídilla	6.25
grilled chicken cosídilla	6.95

Warm 'n Cosí Melts

Cosí cheesesteak	7.50
grilled chicken parmesan	7.50

Cosí Pizza Pies

Made with a thin and crispy crust.

traditional cheese ... on a Cosí red pie	8.95
goat cheese & red peppers ... on a Cosí red pie	11.95
bruschetta pizza ... on a Cosí red pie	9.95
grilled chicken & broccoli ... on a Cosí white pie	10.95

dessert

S'mores

s'mores

The campfire favorite brought to your table! We supply the ingredients - graham crackers, Hershey's chocolate, and marshmallows. You do the melting.

s'mmm...oreos®

S'mores with a twist for Oreo® lovers! Sandwich your melted goo between the chocolatey ends of a giant Oreo® cookie.

for two **6.75** for four **11.00**

Cosí Cocktails

mocha kiss ... served hot or iced!	6.25
Kahlua, Irish Cream, and Grand Marnier in a Cosí Mocha	
mocha martini ... served chilled!	5.95
Kahlua, White Creme de Cacao, Vodka, and espresso beans	
chai lullaby ... served hot or iced!	6.25
Irish Cream and Captain Morgan® Spiced Rum in a Chai Tea	
oatmeal cookie latte ... served hot or iced!	5.75
Frangelico, Irish Cream, and Cinnamon Schnapps in a Cosí Latte